Exhibit 2.1

EXECUTION VERSION

STOCK PURCHASE AGREEMENT

by and among

CARRIER GLOBAL CORPORATION

and

HONEYWELL INTERNATIONAL INC.

Dated as of December 7, 2023

i

Exhibits
Exhibit A:	Form of Intellectual Property Assignment Agreement
Exhibit B:	Form of Intellectual Property Cross License Agreement
Exhibit C:	Form of Transition Services Agreement
Exhibit D:	Form of Joinder

Schedules

Schedule I:	Noel Assets
Schedule II:	Accounting Principles
Schedule III:	Data Room Index
Schedule IV:	Certain Specified Liabilities
Schedule V:	Equity Interests
Schedule VI:	Carrier Liabilities
Schedule VII:	Pre-Closing Restructuring Plan
Schedule VIII:	Intellectual Property Excluded from Business Intellectual Property
Schedule IX:	Requested License to Patents

Parent Disclosure Schedule
Purchaser Disclosure Schedule
v

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT (this “Agreement”), dated as of December 7, 2023, is by and among Carrier Global Corporation, a Delaware corporation (“Parent”), and Honeywell International Inc., a Delaware corporation (“Purchaser”).

RECITALS

WHEREAS, the Seller Group is the record and beneficial owner of all of the issued and outstanding Equity Interests of each of the Transferred Companies (collectively, the “Shares”);

WHEREAS, Parent desires to cause the Seller Group to sell and transfer, and Purchaser desires to purchase, the Shares for the consideration set forth in Section 2.2, subject to the terms and conditions of this Agreement; and

WHEREAS, the parties desire to make certain representations, warranties, covenants and agreements in connection with this Agreement.

NOW, THEREFORE, in consideration of the mutual promises hereinafter set forth and other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and intending to be legally bound, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS; INTERPRETATION

Section 1.1          Defined Terms.  For the purposes of this Agreement, the following terms shall have the following meanings:

“Acquisition Proposal” shall mean any offer or proposal for, or any indication of interest in, any of the following (other than the Sale and the other transactions contemplated by this Agreement and the Ancillary Agreements): (i) any direct or indirect acquisition or purchase of more than thirty-five percent (35%) of the Shares of the Transferred Companies or all or substantially all of the assets of the Business, (ii) any merger, consolidation or other business combination relating to the Transferred Entities or (iii) any recapitalization, reorganization or any other extraordinary business transaction involving or otherwise relating to the Transferred Entities.

“Action” shall mean any demand, claim, action, suit, arbitration, litigation or proceeding.

“Affiliate” shall mean, with respect to any Person, any other Person that directly, or through one or more intermediaries, controls or is controlled by or is under common control with such Person; provided, that, from and after the Closing, (a) none of the Transferred Entities shall be considered an Affiliate of Parent or any of Parent’s Affiliates, (b) neither Parent nor any of Parent’s Affiliates shall be considered an Affiliate of any Transferred Entity and (c) neither Parent nor any of Parent’s Affiliates shall be considered an Affiliate of Purchaser or any of its Affiliates, and neither Purchaser nor any of its Affiliates shall be considered an Affiliate of Parent or any of Parent’s Affiliates.

“Ancillary Agreements” shall mean the Foreign Transfer Agreements, Transition Services Agreement, Intellectual Property Assignment Agreement and the Intellectual Property Cross License Agreement.

“Australian Tax Sharing Agreement” means a valid tax sharing agreement entered into in accordance with section 721-25 of the Income Tax Assessment Act 1997 (Cth).

“Automatic Transfer Employee” means a Business Employee (other than a Transferred Entity Employee) in any jurisdiction in which the conditions are met for the employment of such employee to transfer to Purchaser or its Affiliates or the Transferred Entities upon the occurrence of Closing by virtue of the Transfer Regulations.

“Benefit Plan” shall mean each “employee benefit plan” (as such term is defined in ERISA Section 3(3), whether or not subject to ERISA) and any other compensation or benefits plan, program or arrangement, including any employment agreement, cash or equity-based bonus or incentive arrangement, severance or retention arrangement, vacation policy, pension or retirement plan, life assurance or health and welfare plan, sponsored, maintained or contributed to or by Parent or any of its Affiliates for the benefit of any Business Employee and any other current or former officer, employee or service provider of a Transferred Entity, other than any plan, program or arrangement sponsored by a Governmental Entity.

“Business” shall mean the access solutions business, as conducted or contemplated to be conducted in written plans pursuant to which associated research and development expenses have been incurred, in each case, as of each of the date hereof and immediately prior to the Closing by Parent and its Subsidiaries, consisting of (a) the design, engineering, sourcing, sale, installation, servicing and maintenance of any hardware, digital solution, cloud operations and services, system or device for commercial and residential buildings providing for (i) entry into and egress from buildings or rooms, (ii) electronic lockboxes, (iii) central station automation software, (iv) video monitoring for security purposes, (v) monitoring for fire detection purposes, (vi) physical and perimeter security and control of any type and (vii) fire notification alarms, including, for the avoidance of doubt, the businesses conducted or contemplated to be conducted in written plans pursuant to which associated research and development expenses have been incurred, in each case, as of each of the date hereof and immediately prior to the Closing by Parent and its Subsidiaries under its LenelS2, MASterMind, Onity, BrokerBay and Supra brands and (b) digital real estate brokerage scheduling and showing services and the design and sale of digital real estate brokerage analytics; provided, that, for the avoidance of doubt, “Business” shall not include any of the Specified Retained Businesses.

“Business Day” shall mean any day that is not a Saturday, a Sunday or other day on which commercial banks in the City of New York, New York are required or authorized by Law to be closed.

“Business Employee” shall mean each Transferred Entity Employee and other individual employed by the Parent Group who is primarily related to, or otherwise reasonably determined by Parent to be necessary to the operations of, the Business, other than the Excluded Employees.

“Business Employee Representative Body” shall mean any labor or trade union, labor organization, works council or similar employee representative body.

“Business Environmental Permit” shall mean any material Permit required to operate the Business or occupy and use the Business Leased Real Property under any applicable Environmental Law.

“Business Independent Contractor” means each independent contractor or consultant who is (a) a natural person, (b) engaged by Parent or one of its Subsidiaries (including the Transferred Entities) and (c) provides services to the Business.

“Business Intellectual Property” shall mean all Intellectual Property owned, or purported to be owned, by Parent or its Subsidiaries (including the Transferred Entities) and primarily used or held for use in the Business, including all Intellectual Property set forth on item (c) of Schedule I whether or not such Intellectual Property would otherwise be deemed to be exclusively used or held for use in the Business; provided, that, for the avoidance of doubt and notwithstanding anything to the contrary in this Agreement, Business Intellectual Property shall not include (i) any Intellectual Property set forth in Schedule VIII or (ii) the Parent Names or any Intellectual Property with respect thereto.

“Business Leased Real Property” shall mean such real property leased, subleased or otherwise used or occupied pursuant to a Business Real Property Lease, together with the buildings, structures, improvements, machinery, equipment, personal property and other tangible assets of a member of the Parent Group located thereon or used in connection therewith.

“Business Material Adverse Effect” shall mean any event, circumstance, condition, change, development or effect that has a material adverse effect on the business, financial condition or results of operations of the Business and the Transferred Entities, taken as a whole; provided that, no such event, circumstance, condition change, development or effect to the extent resulting or arising from or in connection with any of the following matters shall be deemed, either alone or in combination, to constitute or contribute to, or be taken into account in determining whether there has been, a Business Material Adverse Effect: (a) the general conditions and trends in the industries or businesses in which the Business is operated or in which any of the Transferred Entities operate, including competition in geographic or product areas, (b) general political, economic, financial or capital markets conditions (including interest rates, exchange rates, commodity prices, costs of goods, tariffs, trade wars and credit markets), (c) any act of civil unrest, war, sabotage, cyberattacks, terrorism or military actions, or the escalation thereof, including an outbreak or escalation of hostilities involving the United States or any other Governmental Entity or the declaration by the United States or any other Governmental Entity of a national emergency or war, (d) any conditions resulting from natural or manmade disasters, weather conditions, epidemics, pandemics or disease outbreaks (including COVID-19) or public health emergencies (as declared by the World Health Organization, the Health and Human Services Secretary of the United States, Public Health England or the European Centre for Disease Prevention and Control), or other acts of God, (e) the failure of the financial or operating performance of the Transferred Entities to meet internal or published, Parent’s or analyst projections, forecasts, estimates, predictions or budgets for any period (provided, that the underlying causes thereof, to the extent not otherwise excluded by this definition, may be deemed to contribute to, or be taken into account in determining whether there has been, a Business Material Adverse Effect; provided, further, that this clause (e) shall not be construed as implying that Parent is making any representation or warranty hereunder with respect to any internal, Parent or analyst projections, forecasts or budgets), (f) any action taken or omitted to be taken by or at the written request or with the written consent of Purchaser or that is required by this Agreement, (g) the execution, announcement or pendency of this Agreement and the Ancillary Agreements or the terms hereof or thereof (including the identity of Purchaser), or the announcement, pendency or consummation of the transactions contemplated hereby or thereby, including the impact thereof on the relationships, contractual or otherwise, of the Business with employees, labor unions, works councils, financing sources, customers, suppliers, partners or other business relationships (provided that this clause (g) shall not be taken into account when determining whether there has been a Business Material Adverse Effect as it relates to Section 3.4), or (h) changes in any Laws (including COVID-19 Measures) or GAAP or other applicable accounting principles or standards or any authoritative interpretations thereof; provided, further, that any such event, change, development or effect resulting from clauses (a), (b), (c), (d) or (h) immediately above (excluding any such event, circumstance, condition, change, development or effect arising from, resulting from or related to COVID-19 or any COVID-19 Measure) shall be taken into account in determining whether a Business Material Adverse Effect has occurred or would reasonably be expected to occur to the extent (and only to the extent) that such event, change, development or effect has, individually or in the aggregate, a disproportionate effect on the Business and the Transferred Entities, taken as a whole, compared to other participants in the industries in which the Business and the Transferred Entities conduct their businesses.

“Business Real Property Lease” shall mean each real property lease, sublease, easement, license and other use or occupancy agreement under which any member of the Parent Group is a party as lessee, sublessee, licensee, grantee or in a similar capacity, in effect as of the date of this Agreement and used in connection with Business (together with any and all material amendments, modifications, supplements, extensions, assignments thereof and guarantees and security agreements).

“Business Systems” shall mean all Software, computer hardware and systems, including electronic data processing, record keeping, communications and telecommunications networks, interfaces, platforms, equipment, servers, peripherals and other information technology assets, including any outsourced systems and processes, that are owned or used by or for the Business.

“Business Territory” shall mean each jurisdiction or country in which the Business is conducted or engaged in as of the date hereof or as of immediately prior to the Closing.

“CARES Act” shall mean the Coronavirus Aid, Relief, and Economic Security Act of 2020, enacted under Pub. L. 116 — 136.

“Carrier Assets” shall mean:

(a)         the products and businesses of the Specified Retained Businesses (including the businesses of Parent and its Affiliates conducted under any brands or marks listed in Section 5.13));

(b)         all cash and cash equivalents of Parent and its Subsidiaries (other than Cash reflected in Net Indebtedness on the Final Closing Statement);

(c)         except for the Business Leased Real Property, all of Parent’s and its Subsidiaries’ (other than the Transferred Entities) right, title and interest in owned and leased real property and other interests in real property including all such right, title and interest under each real property lease pursuant to which any of them leases, subleases (as sub-landlord or sub-tenant) or otherwise occupies any such leased real property, including all improvements, fixtures and appurtenances thereto and rights in respect thereof;

(d)         except for the Transferred Contracts, the Contracts with respect to Business Leased Real Property and the portion of the Noel Shared Contracts solely to the extent attributable to the Business at Closing, as dealt with in accordance with Section 5.5(d), all Contracts;

(e)         all causes of action (including counterclaims) and defenses (i) against third parties to the extent relating to any of the Carrier Assets or the Carrier Liabilities as well as any books, records and privileged information relating thereto and (ii) relating to any period prior to or through the Closing to the extent that the assertion of such cause of action or defense is necessary in defending any claim that may be asserted against Parent or any of its Affiliates or for which indemnification may be sought by any of the Parent Indemnified Parties pursuant to Article X;

(f)          except for the Business Intellectual Property, all Intellectual Property owned by or purported to be owned by Parent or any of its Subsidiaries (including the Parent Names and the Intellectual Property set forth in Schedule VIII);

(g)         all nontransferable Permits (including nontransferable Business Environmental Permits) and all Permits held by Parent or any of its Subsidiaries that are not primarily related to the Business;

(h)          all Tax Returns (other than Tax Returns exclusively of a Transferred Entity or exclusively related to the Business), and all Tax refunds or Tax credits received by Parent and its Subsidiaries or any of their Affiliates (other than the Transferred Entities), other than to the extent any such refund or credit was specifically taken into account in the determination of Working Capital or Indebtedness, as finally determined pursuant to Article II;

(i)          without limiting Purchaser and the Transferred Entities’ rights provided under Section 5.10, the Parent Group’s policies and programs of or agreements for insurance and interests in insurance pools and programs (in each case including self-insurance) and all rights of any nature with respect to any such insurance policy or program, including any recoveries thereunder and any rights to assert claims seeking any such recoveries;

(j)          all rights and interests of Parent and its Subsidiaries (other than the Transferred Entities) under this Agreement and the Ancillary Agreements;

(k)         all (i) current and former employees and service providers of Parent and its Subsidiaries, other than such current and former employees and service providers who provide or provided services to the Business, or (ii) Seller Benefit Plans;

(l)          all personnel and employment records for (i) employees and former employees of Parent and its Subsidiaries (other than the Transferred Entities) who do not, or did not, provide services to the Business and (ii) former employees of Parent and its Subsidiaries (including the Transferred Entities) whose employment with Parent and its Subsidiaries terminated (x) more than ten (10) years prior to the Closing Date or (y) more than four (4) years and less than ten (10) years prior to the Closing Date to the extent that, in the case of this clause (y), such records are not in the possession of Parent and its Subsidiaries;

(m)        all other assets, properties, rights, agreements, contracts, instruments and claims of Parent and its Subsidiaries or the Transferred Entities to the extent not primarily related to the Business, wherever located, whether tangible or intangible, real, personal or mixed;

(n)         (i) all corporate minute books (and other similar corporate records) and stock records of Parent and its Subsidiaries (other than the Transferred Entities), (ii) all books and records relating to the Carrier Assets, (iii) any books and records or other materials of or in the possession of Parent and its Subsidiaries or the Transferred Entities that (A) any of Parent and its Subsidiaries are required by Law to retain (copies of which, to the extent primarily related to the Business and as permitted by Law, will be made available to Purchaser upon Purchaser’s reasonable request) or (B) any of Parent and its Subsidiaries or the Transferred Entities are prohibited by Law from delivering to Purchaser (including by transfer of equity of the Transferred Entities), including any books and records, reports, information or other materials that disclose in any manner the contents of any other books and records, reports, information or other materials that Parent or any of its Affiliates (including the Transferred Entities) is prohibited by Law from delivering to Purchaser (including by transfer of equity of the Transferred Entities) or (iv) all copies of any books and records that Parent and its Affiliates retain pursuant to Section 5.1(d); and

(o)         (i) all records and reports prepared or received by Parent or any of its Affiliates in connection with the sale of the Business or the transactions contemplated hereby, including all analyses relating to the Business or Purchaser so prepared or received, (ii) all bids and expressions of interest received from prospective purchasers of the Business and (iii) all privileged communications described in Section 11.12.

“Carrier Liabilities” shall mean, (a) any Liability relating to, arising out of, or resulting from, any Carrier Asset, (b) any Liability of Parent and its Subsidiaries that is not a Noel Liability, (c) any Liability, whether arising prior to, on or after the Closing Date, relating to, arising out of, or resulting from, the matters set forth on Schedule IV, (d) any Liability, whether arising prior to, on or after the Closing Date, relating to, arising out of, or resulting from the Pre-Closing Restructuring (other than any amounts to the extent expressly included in Indebtedness of the Transferred Entities, as of immediately prior to Closing, Cash or Working Capital), (e) any Parent Transaction Expenses, (f) any Parent Tax Liability and (g) any Liability, whether arising prior to, on or after the Closing Date, relating to, arising out of, or resulting from, the matters set forth on Schedule VI.

“Cash” shall mean, without duplication, the aggregate of all cash and cash equivalents of the Transferred Entities, as of immediately prior to Closing, that are included in the line item categories of “Cash” specifically identified in Annex B of Schedule II and calculated in accordance with the Accounting Principles.  Notwithstanding anything to the contrary herein, “Cash” shall not include Restricted Cash.

“CFC Tax Amount” shall mean, in respect of any Transferred Entity that is a CFC, an amount equal to the Tax liabilities determined with respect to such Transferred Entity under Section 951 and 951A of the Code for the pre-Closing portion of the taxable year of such Transferred Entity that includes the Closing Date (determined in accordance with Section 7.5, including by utilizing the methodology described in Section 7.5(C)) and assuming (i) a tax rate of 23.86% for purposes of determining the liability under Section 951 and (ii) a tax rate of 13.36% for purposes of determining the liability under Section 951A (for the avoidance of doubt taking into account any “net deemed tangible income return” within the meaning of Section 951A(b)(2)), in each case, taking into account the availability of any foreign tax credits from such CFCs; provided, that the CFC Tax Amount shall disregard (x) any action taken outside the ordinary course of business on the Closing Date after the Closing and (y) activities taken by any Transferred Entity after the Closing Date.

“Clear Exit Amount” means in respect of a Transferred Entity, the amount that entity is required to pay under Tax Law (including section 721-35 of the Income Tax Assessment Act 1997 (Cth)).

“Code” shall mean the U.S. Internal Revenue Code of 1986, as amended.

“Competition and Foreign Investment Expenses” shall mean any filing fees with respect to the notifications required under the HSR Act and any other Competition and Foreign Investment Laws incurred by a party or any of their respective Affiliates in connection with the transactions contemplated by this Agreement.

“Competition and Foreign Investment Laws” shall mean any Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or lessening of competition through merger or acquisition or restraint of trade and all non-U.S. applicable Laws that are designed or intended to prohibit, restrict, review, or regulate investments for national security, public order, state security or similar policy objectives.

“Confidentiality Agreement” shall mean the nondisclosure agreement, dated as of September 1, 2023, by and between Carrier Corporation and Purchaser.

“Contract” shall mean any legally binding lease, contract, license, arrangement, option, instrument or other agreement, other than a Permit.

“control” shall mean, as to any Person, the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise (and the terms “controlled by” and “under common control with” shall have correlative meanings).

“COVID-19” shall mean SARS-CoV-2 virus and COVID-19 disease, and any evolutions, variations or mutations thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Measures” shall mean any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other similar Law, Order, directive, guidelines or recommendations promulgated by any Governmental Entity, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the CARES Act, and any other action taken or omitted to be taken that Parent reasonably determines to be necessary or prudent for the Business or the Transferred Entities to take in connection with or in response to COVID-19.

“Data Protection Authority” shall mean any Person responsible for enforcing Data Protection Laws (including any “Supervisory Authority” as defined in Data Protection Laws).

“Data Protection Laws” shall mean all Laws (and binding codes of practice) governing the collection, use, storage, Processing, security and transfer of Personal Data, including the California Consumer Privacy Act, the General Data Protection Regulation (EU) 2016/679 (“GDPR”) and the UK General Data Protection Regulation as defined by the Data Protection Act 2018, and any national law supplementing the GDPR or UK GDPR.

“Data Room” shall mean the confidential online database maintained by Intralinks, the index of which as of the date of this Agreement is attached hereto as Schedule III.

“Defined Benefit Pension Plan” shall mean each plan, scheme, arrangement or individual commitment in respect of any Business Employee and/or former employee of the Business all or part of which is (i) classified as a defined benefit plan under GAAP (or the generally accepted accounting principles in the jurisdiction in which the relevant plan, scheme, arrangement or commitment is administered) or (ii) provides any pension (or benefit in connection with retirement or death) which is not calculated solely by reference to assets which (because of the nature of the calculation) must necessarily suffice for the purposes of its provision to or in respect of the recipient.

“Environment” shall mean soil, sediments, land, surface water, groundwater, vegetation, fauna, wetland, natural resource or air.

“Environmental Condition” shall mean a condition resulting from the release of a Regulated Substance into the Environment on, in, under or within any property, but does not include the presence of a Regulated Substance in locations and at concentrations that are naturally occurring or that do not require Remedial Action pursuant to Environmental Laws.

“Environmental Laws” shall mean all Laws relating to the pollution or protection of the Environment, public health and safety (as it relates to exposure to Regulated Substances), worker health and safety and natural resources, including the use, handling, transportation, treatment, storage, disposal, release or discharge of Regulated Substances.

“Environmental Liabilities” shall mean the following Liabilities arising under any Environmental Law: (a) any duty imposed by, or Liability resulting from, a breach or violation of any Environmental Law; (b) any Remedial Action required by Environmental Law; (c) any bodily injury, property damage or other Liabilities of any other Person arising from any Environmental Condition; or (d) any injury to, destruction of or loss of natural resources, or costs of any natural resource damage assessments.  “Environmental Liabilities” does not include any Liabilities related to, arising out of or resulting from the sale, distribution, use or misuse of products manufactured, serviced or distributed by the Business.

“Equity Interest” shall mean (a) any share, capital stock, partnership, limited liability company, member or similar equity interest in any Person, (b) any option, share of restricted stock, restricted stock unit, stock appreciation right, phantom stock, performance share or unit, warrant, right or other security (including debt securities) convertible, exchangeable or exercisable into or for any such share, capital stock, partnership, limited liability company, member or similar equity interest, (c) any preemptive, subscription, redemption, repurchase, or contingent value rights relating to equity interests in any Person and (d) any rights providing holders thereof to vote with the holders of shares, capital stock, partnership, limited liability company, member or similar equity interests.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means each entity that, together with any Transferred Entity, is treated as a single employer within the meaning of Section 4001(b)(1) of ERISA or Section 414(b), (c), (m) or (o) of the Code.

“Excluded Employees” means each individual who (i) is listed on Section 1.1(a) of the Parent Disclosure Schedule as of the date hereof or (ii) becomes listed, following the date hereof, on Section 1.1(a) of the Parent Disclosure Schedule with the consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed).

“Existing Letters of Credit” shall mean any letter of credit, bank guarantee, indemnity or other such instrument issued under any document evidencing or relating to Indebtedness of a Transferred Entity.

“Foreign Entities” shall mean each Transferred Entity that is duly organized, validly incorporated, existing and in good standing under the Laws of a country other than the United States.

“Foreign Transfer Agreement” shall mean such agreements, powers of attorney, transfers, conveyances and other documents, in the form required pursuant to the relevant local Law and otherwise as may be agreed between Parent and the Purchaser between the date of this Agreement and the Closing, to implement the transfer of the Shares on the Closing.

“Fraud” shall mean an act, committed by Parent or Purchaser, that constitutes common law fraud under the Law of the State of Delaware, in the making of a representation or warranty expressly set forth in Article III or Article IV, as applicable, (a) with actual knowledge of such Person making such representation or warranty that such representation or warranty is false, (b) with an express intention to induce the Person to whom such representation or warranty is made to act or refrain from acting in reliance upon it, (c) causing that Person, in justifiable reliance upon such false representation or warranty and with no actual knowledge of the falsity of such representation, to take or refrain from taking action and (d) causing such Person to suffer damage as a result thereof.  For the avoidance of doubt, “Fraud” does not include equitable fraud, promissory fraud, unfair dealings fraud or any tort (including fraud), in each case, based on negligence or recklessness.  The party alleging Fraud shall have the burden of proof with respect to such allegation.

“GAAP” shall mean generally accepted accounting principles in the United States applied in a manner consistent with the manner in which it was applied in the preparation of the Business Audited Financial Statements.

“Governmental Entity” shall mean any foreign, domestic, supranational, federal, territorial, state or local governmental entity, quasi-governmental entity, court, tribunal, judicial or arbitral body, commission, board, bureau, agency or instrumentality, or any regulatory (including any stock exchange), administrative or other department, agency or any political or other subdivision, department or branch of any of the foregoing.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Inactive Employee” means each Business Employee (other than a Transferred Entity Employee) who is receiving long-term disability benefits under a Seller Benefit Plan.

“Incidental IP Contracts” shall mean, with respect to any Person, (a) any Contract in which the only license to, or right to use, Intellectual Property granted in such Contract is incidental to the transaction contemplated to be conducted in such Contract, the commercial purpose of which is something other than such license, such as a service Contract under which such Person grants a third party a non-exclusive license under Intellectual Property to enable such third party to provide services for the benefit of such Person, (b) Contracts that include non-exclusive licenses or sublicenses to Intellectual Property granted to customers, suppliers, vendors, end-users, resellers or distributors in the ordinary course of business in connection with products and services, (c) Contracts with shareholders, directors, officers, employees, contractors and other representatives of such Person that assign rights in Intellectual Property from such individuals to such Person, (d) Contracts that include only “shrink wrap” or “click through” licenses or licenses for other generally commercially available software, and (e) nondisclosure agreements and confidentiality agreements, in each case of clause (a), clause (b), clause (c), clause (d) and clause (e), that are entered into in the ordinary course of business.

“Indebtedness” shall mean, with respect to a Person, as of any given time of determination, that are included in the line item categories of “Indebtedness” specifically identified in Annex B of Schedule II and calculated in accordance with the Accounting Principles, without duplication, and to the extent not included within such line items, shall also comprise (a) the amount of all indebtedness for borrowed money, including under any credit facilities (including any unpaid principal, reimbursements and all other amounts payable in connection therewith), (b) liabilities evidenced by bonds, debentures, notes or other similar debt instruments or debt securities, (c) any obligation evidenced by any surety bonds, performance bonds, letters of credit or bankers’ acceptances, in each case, solely to the extent drawn upon and recognizable on a balance sheet under GAAP, (d) any earned or accrued but unpaid severance non-qualified deferred compensation, pension or similar compensatory obligations, in each case, together with the employer portion of Taxes attributable thereto and, to the extent such Tax benefits are not included as a Transaction Tax Deduction in the Pre-Closing Period, calculated net of any Tax benefits reasonably expected to be realized by Purchaser (as determined by Purchaser in good faith) attributable to any Tax deduction resulting from the accrual or payment of such costs following the Closing Date, (e) all obligations issued or assumed as the deferred purchase price of assets, property, securities or services, including any earn out liabilities, seller notes, post-closing true-up obligations and other similar payments (whether contingent or otherwise), (f) all obligations required to be recorded as finance leases in accordance with GAAP as of the date of determination of such Indebtedness, and (g) in the case of items (a) through (f), including all accrued or unpaid interest thereon, if any, and any premium, fees, expenses and penalties (including prepayment and early termination fees) associated with the repayment of such Indebtedness if to be repaid pursuant to the terms of this Agreement on the Closing Date; provided that in no event will Indebtedness include (i) any amounts included in Parent Transaction Expenses, (ii) any liabilities related to intercompany debt to the extent solely among the Transferred Entities, (iii) any contingent reimbursement obligations for any letters of credit, performance bonds, surety bonds and similar obligations to the extent not drawn, or (iv) any liabilities under any lease classified as an operating lease.

“Information Security Incident” shall mean (a) any cybersecurity incident, breach of security, phishing incident, network intrusion, ransomware or malware attack, or similar adverse incident affecting any Business System, product or service, or (b) the unlawful destruction, loss, alteration, unauthorized disclosure, exfiltration, or theft of, or access to, Personal Data, including similar terms under Data Protection Laws.

“Intellectual Property” shall mean any and all statutory or common law rights throughout the world in, arising out of, related to or associated with the following: (a) all issued or pending U.S. and foreign patents, patent applications, statutory invention registrations, registered designs or similar rights anywhere in the world in inventions and designs and all related divisionals, continuations, continuations-in-part, reissues, extensions, substitutions and reexaminations, applications for any of the foregoing and all rights therein (“Patents”); (b) trademarks, service marks, trade dress, trade names, brand names, slogans, logos and corporate names and other similar indicia of source or origin and all registrations and applications for registration thereof, together with the goodwill symbolized by any of the foregoing (“Marks”); (c) World Wide Web addresses, domain names, social media identifiers (such as X (formerly known as Twitter®), Threads® or Instagram® handles) and applications and registrations therefor (“Internet Properties”); (d) copyrights, registrations and applications for registration thereof and all issuances, extensions and renewals thereof, and any equivalent rights in works of authorship; (e) rights in Software; and (f) trade secrets and other rights in confidential proprietary information, including know-how, inventions, processes, formulae, models and methodologies, techniques, protocols, source code, algorithms, layouts, specifications, data and databases, processes, designs, technical information, drawings and blueprints.

“Intellectual Property Assignment Agreement” shall mean Intellectual Property Assignment Agreement by and between Parent or one or more of its Affiliates, on one hand, and Purchaser (or one of its Affiliates), on the other hand, to be entered into at the Closing substantially in the form of Exhibit A hereto.

“Intellectual Property Cross License Agreement” shall mean the Intellectual Property Cross License Agreement to be entered into at the Closing substantially in the form of Exhibit B hereto.

“International Traffic in Arms Regulations” shall mean 22 C.F.R. Parts 120-130.

“Knowledge of Parent” shall mean the actual knowledge (after due inquiry of direct reports) (and in no event encompassing constructive, imputed or similar concepts of knowledge) of the Persons listed on Section 1.1(c) of the Parent Disclosure Schedule, and each such Person’s replacement in his or her position(s), if any.

“Knowledge of Purchaser” shall mean the actual knowledge (after due inquiry of direct reports) (and in no event encompassing constructive, imputed or similar concepts of knowledge) of the Persons listed on Section 1.1(a) of the Purchaser Disclosure Schedule, and each such Person’s replacement in his or her position(s), if any.

“Law” shall mean any federal, state, local, foreign or supranational law, statute, regulation, ordinance, rule, Order or decree by any Governmental Entity.

“Liability” shall mean all Indebtedness, obligations and other liabilities, whether absolute, accrued, matured, contingent (or based upon any contingency), known or unknown, fixed or otherwise, or whether due or to become due, including any fines, penalties, losses, costs, interest, charges, expenses, damages, assessments, deficiencies, judgments, awards, settlements, any form of injunctive relief or prohibitions.

“Liens” shall mean all liens, pledges, charges, claims, security interests, purchase agreements, options, restrictions on transfer or other encumbrances.

“Listed Intellectual Property” shall mean all Business Intellectual Property that is owned by Parent or its Affiliates (other than the Transferred Entities).

“Losses” shall mean all losses, damages, penalties, Liabilities, fines, costs and expenses (including reasonable attorneys’ fees), incurred (whether or not due for payment) or suffered by a Parent Indemnified Party or a Purchaser Indemnified Party, as applicable, in each case subject to the limitations and exclusions set forth in Section 10.7.

“Malicious Code” shall mean any surreptitious computer code or other software routines or hardware components intentionally designed to permit unauthorized access to, disable or erase software, hardware or data, or to perform any other similar type of unauthorized activities (including viruses, Trojan horses, worms or other similar code, designs or routines).

“Net Indebtedness” shall mean an amount, which may be positive or negative, equal to (a) Indebtedness of the Transferred Entities, as of immediately prior to Closing minus (b) Cash.

“New Italian Branch” shall mean the new Italian branch formed in accordance with the Separation Plan.

“Noel Assets” shall mean, as the same shall exist immediately prior to the Closing, all of Parent’s and its Subsidiaries’ right, title, and interest in the assets and properties listed on Schedule I.

“Noel Liabilities” shall mean:

(a)          all Liabilities of Parent and its Subsidiaries, to the extent arising from or related to the Noel Assets or the Business, as the same shall exist on or after the Closing Date and irrespective of whether the same shall arise prior to, on or following the Closing Date;

(b)         all Liabilities of a type reflected in Working Capital on the Final Closing Statement;

(c)         all Liabilities arising under any of the Transferred Contracts;

(d)         all Liabilities for Taxes imposed in respect of any Noel Assets, the Business or any Transferred Entity for any taxable period (or portion thereof);

(e)         all Liabilities, whether arising prior to, on or after the Closing Date, (i) (A) under Environmental Laws, including those relating to the environment or natural resources, human health and safety or Regulated Substances and (B) arising from or relating to the Noel Assets, the Business or otherwise to any past, current or future businesses, operations or properties of or associated with the Noel Assets or the Business (including any businesses, operations or properties for which a current or future owner or operator of the Noel Assets or the Business may be alleged to be responsible as a matter of Law, contract or otherwise) or (ii) relating to the use, application, malfunction, defect, design, operation, performance or suitability of any product sold or distributed prior to the Closing by, or service rendered prior to the Closing related to the Business (including any products for which a current or future owner or operator of the Noel Assets or the Business may be alleged to be responsible as a matter of Law, contract or otherwise); except, in the case of each of (i) and (ii), for any Liability relating to, arising out of, or resulting from, the matters set forth on Schedule IV; and

(f)          all Liabilities, whether arising prior to, on or after the Closing Date, (i) relating to, arising out of or resulting from the employment or services, or termination of employment or services, of each current and former employee and service provider who provides or provided services to the Business, in each case, other than (except as otherwise expressly provided in this Agreement) those Liabilities arising under a Seller Benefit Plan or a Defined Benefit Pension Plan and (ii) with respect to each Transferred Entity Benefit Plan;

provided that in no event will the Noel Liabilities include any Liability (whether the same shall arise prior to, on or following the Closing Date) arising from or related to (i) any portion of the Noel Shared Contracts to the extent not attributable to the Business at Closing, as dealt with in accordance with Section 5.5(d), (ii) any Parent Tax Liabilities or (iii) any Carrier Liabilities, including any Liability relating to, arising out of, or resulting from, the matters set forth on Schedule IV and Schedule VI.

“Offer Employee” means each Business Employee who is not a Transferred Entity Employee or an Automatic Transfer Employee.

“Open Source Software” shall mean any Software that is licensed pursuant to a license now or in the future approved by the Open Source Initiative and listed at http://www.opensource.org/licenses/alphabetical or that is considered “free” or “open source software” by the Free Software Foundation.

“Order” shall mean any order, decision, judgment, writ, injunction, stipulation, award, or decree, whether civil, criminal or administrative, made, issued, entered or rendered.

“Parent Group” shall mean Parent and its Affiliates (other than any Transferred Entity).

“Parent Tax Liability” shall mean (a) all Taxes relating to, arising out of, or resulting from the Pre-Closing Restructuring, (b) all Transfer Taxes for which Parent is responsible pursuant to Section 7.9, (c) any Taxes imposed on Purchaser or any of its Affiliates (including, after the Closing, the Transferred Entities) with respect to Parent’s or any of its Affiliates’ income or gain on the transfer (whether direct or indirect) pursuant to this Agreement of the equity of the Transferred Entities, to the extent not withheld pursuant to Section 7.10 (such clause (c), the “Specified Tax Liability”) and (d) any Taxes imposed on Purchaser or any of its Affiliates (including, after the Closing, the Transferred Entities) with respect to the Retained Businesses of Parent or any of its Affiliates (other than the Transferred Entities); provided, that, Parent Tax Liability shall exclude any amount of Taxes to the extent such amount was specifically taken into account in the determination of Working Capital or Indebtedness, as finally determined pursuant to Article II.

“Parent Transaction Expenses” shall mean, without duplication, all liabilities incurred by the Transferred Entities and any member of the Parent Group for fees, expenses, costs or charges as a result of the contemplation, negotiation, efforts to consummate or consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, including: (a) any fees and expenses of consultants, investment bankers, brokers, financial advisors, attorneys, accountants or other advisors, and any fees payable by such parties to any Governmental Entity or other third parties, in each case, in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and (b) the Retention Bonuses and all other transaction-related bonuses, retention payments, severance, change in control, discretionary, sale or similar bonuses or payments that vest or become payable to employees and other service providers of the Transferred Entities solely as a result of the Closing, plus the employer portion of payroll Taxes to be imposed thereon (other than as a result of Purchaser’s decision to terminate employees at or after Closing); provided, that, for the avoidance of doubt, Parent Transaction Expenses shall not include (A) Liabilities related to the D&O Tail or Competition and Foreign Investment Expenses, (B) any amounts to the extent included in Indebtedness of the Transferred Entities, as of immediately prior to Closing, Cash or Working Capital or (C) any amounts expressly set forth in this Agreement as being borne by Purchaser.

“Permits” shall mean all (a) licenses, permits, franchises, approvals, registrations, authorizations, consents or orders of, or filings with, any Governmental Entity and (b) material product accreditations and other certifications required for the Business to manufacture, fabricate, sell or distribute (as applicable) its Products and conduct its Business.

“Permitted Liens” shall mean (a) statutory Liens of landlords and mechanics’, carriers’, workmen’s, repairmen’s, warehousemen’s, materialmen’s or other like Liens arising or incurred in the ordinary course of business, Liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business, (b) Liens for Taxes, assessments or other governmental charges or levies that are not delinquent or that are being contested by appropriate Actions, in each case, for which adequate reserves have been established in accordance with GAAP, (c) Liens disclosed on or reflected in the Business Audited Financial Statements (including in the notes thereto), (d) defects or imperfections of title or other Liens not materially interfering with the ordinary conduct of the Business as a whole, (e) leases, subleases and similar agreements with respect to the Business Leased Real Property, (f) Liens, easements, covenants, rights-of-way, restrictions of record and other similar charges listed in Schedule B of the applicable title insurance policies, not materially interfering with the ordinary conduct of the Business as a whole, (g) any matters or conditions that would be shown by a current, accurate survey or physical inspection of any Business Leased Real Property not materially interfering with the ordinary conduct of the Business as a whole, (h) zoning, building and other similar restrictions, (i) Liens that have been placed by any developer, landlord or other third party on property owned by third parties or Liens in favor of the landlords and licensors under leases and licenses, not materially interfering with the ordinary conduct of the Business as a whole, (j) Liens incurred or deposits made in connection with workers’ compensation, unemployment insurance or other types of social security, (k) Liens not created by Parent or any of its Subsidiaries that affect the underlying fee interest of any Business Leased Real Property not materially interfering with the ordinary conduct of the Business as a whole, (l) Liens created under federal, state or foreign securities Laws and (m) licenses or other rights granted to Intellectual Property.

“Person” shall mean an individual, partnership (general or limited), corporation, limited liability company, joint venture, association or other form of business organization (whether or not regarded as a legal entity under applicable Law), trust or other entity or organization, including a Governmental Entity or works council.

“Personal Data” shall mean any information that identifies, relates to, or describes, an identified or identifiable individual or is otherwise afforded protection under Data Protection Laws, which may be defined as Personal Data, Personally Identifiable Information, Personal Information or similar term by the Data Protection Laws.

“Phase II Environmental Site Assessment” shall mean any investigation or sampling of the Environment or building materials.

“Post-Closing Period” shall mean any taxable period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Period” shall mean any taxable period (or portion thereof) ending on or prior to the Closing Date, including the portion of any Straddle Period ending on the Closing Date.

“Processing” (and its cognates) shall mean, in addition to any definition for any similar term provided by Data Protection Laws, any operation or set of operations which is performed on Personal Data or on sets thereof, whether or not by automated means, including collection, recording, organization, structuring, storage, adaptation or alteration, retrieval, consultation, use, disclosure by transmission, dissemination or otherwise making available, alignment or combination, restriction, erasure or destruction.

“Purchaser Material Adverse Effect” shall mean any event, circumstance, condition, change, development or effect that is or would reasonably be expected to be, individually or in the aggregate, materially adverse to, or materially delay, the ability of Purchaser to perform its obligations under this Agreement or to consummate the Closing.

“Regulated Substance” shall mean any (a) hazardous substance, hazardous waste, pollutant or contaminant as defined by any Environmental Law, (b) gasoline, diesel fuel, motor oil, waste or used oil, heating oil, kerosene and any other petroleum product, (c) regulated asbestos-containing material as defined by local Environmental Laws and (d) polychlorinated biphenyls, methane, radon or per- or poly-fluorinated alkyl substances.

“Remedial Action” shall mean any and all actions to (a) investigate, clean up, remediate, remove, treat, monitor, contain or in any other way address any Regulated Substance in the environment, (b) prevent the release or threat of release or minimize the further release of a Regulated Substance so it does not migrate or endanger public health or welfare or the environment and (c) perform pre-remedial studies and investigations and post-remedial monitoring, maintenance and care.  The term “Remedial Action” includes any action that constitutes a “removal,” “remedial action” or “response” (or equivalent terms) as defined by local Environmental Laws; and a “corrective action” (or equivalent term) as defined in local Environmental Laws.

“Representatives” shall mean, with respect to any Person, such Person’s Affiliates and its and its Affiliates’ respective directors, officers, employees, members, owners, partners, accountants, consultants, advisors, attorneys, agents and other representatives.

“Restricted Cash” means any cash of the Transferred Entities that is not freely usable as a result of any restrictions, limitations or Taxes on use or distribution by Law or Contract, including the amount of any Taxes that would be payable upon the repatriation (as of the Closing Date) of any cash or cash equivalents held by a non-U.S. Person in an account outside of the United States.

“Restricted Person” means any Person identified on the U.S. Department of Commerce’s Entity List, Denied Persons List, Unverified List or Military End User List, or the U.S. Department of State’s Debarred List.

“Retained Businesses” shall mean all businesses of the Parent Group and its Affiliates (other than the Business), including, for the avoidance of doubt, the Specified Retained Businesses.

“Retention Bonuses” shall mean means the aggregate amount payable in connection with or following the Closing under the agreements listed on Section 1.1(d) of the Parent Disclosure Schedule.

“Sanctioned Jurisdiction” means, at any time, a country or territory which is itself the subject or target of any country-wide or territory-wide Sanctions and Export Control Laws (at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Syria, the so-called Donetsk People’s Republic, the so-called Luhansk People’s Republic, and the Crimea regions of Ukraine, and the non-government-controlled areas of the Kherson and Zaporizhzhia oblasts of Ukraine).

“Sanctioned Person” means any Person subject to Sanctions, including as a result of being (a) listed in any list of sanctioned Persons, including those maintained by the United States (including the Department of the Treasury’s Office of Foreign Assets Control and the Department of State), the United Kingdom, the European Union and its Member States, Canada or Switzerland; (b) located, organized, or resident in a Sanctioned Jurisdiction; or (c) directly or indirectly owned fifty percent or more or controlled, individually or in the aggregate, by one or more Persons described in the foregoing clauses (a) and/or (b).

“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic or financial sanctions and trade embargoes, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union and its Member States, Canada, Switzerland, the United Nations, and the United Kingdom or (c) anti-boycott measures.

“SEC” shall mean the United States Securities and Exchange Commission.

“Securities Act” shall mean the U.S. Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Seller Benefit Plan” shall mean each Benefit Plan that is not a Transferred Entity Benefit Plan.

“Seller Group” shall mean, collectively, the Persons set forth on Schedule V, which are Subsidiaries of Parent and own the Shares of the Transferred Companies as set forth on Schedule V (taking into account and giving effect to the Pre-Closing Restructuring).

“Separation Date” shall mean April 3, 2020.

“Software” shall mean all computer software, data and databases, operating systems, tools, interfaces, firmware, middleware, modules, models, algorithms and routines (in each case, as applicable, in source code and object code form) and all documentation and materials relating to any of the foregoing.

“Specified Retained Business” shall mean each of Parent’s HVAC and Refrigeration segments and all businesses that are a part thereof, including Abound, Aritech, Automated Logic, Autronica, Cold Chain, Det-Tronics, EcoEnergy, Edwards, Fenwal, Fireye, GST, Kidde, Kidde-Fenwal, Marioff, Nlyte Software, Sensitech and UTEC.

“Straddle Period” shall mean any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” shall mean, with respect to any Person, any corporation, entity or other organization, whether incorporated or unincorporated, of which (a) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (b) such first Person is a general partner or managing member.

“Target Working Capital Amount” shall mean $36,000,000.00.

“Tax” shall mean any tax of any kind, including any federal, state, local or foreign income, profits, license, severance, occupation, windfall profits, capital gains, capital stock, transfer, registration, social security (or similar), workers’ compensation, unemployment compensation, production, franchise, gross receipts, payroll, sales, employment, use, property, excise, value-added, estimated, stamp, alternative or add-on minimum, ad valorem, business, environmental or withholding tax or any tax enacted as a result of the OECD/G20 Inclusive Framework’s Global Anti-Base Erosion Rules and any other duty, assessment or other governmental charge, together with all interest, penalties additions to Tax and additional amounts imposed with respect thereto.

“Tax Claim” shall mean any claim, audit, Action, examination, investigation or inquiry contest made by a Taxing Authority with respect to Taxes payable by or with respect to the Transferred Entities or with respect to the Business, the Noel Assets or the Noel Liabilities.

“Tax Proceeding” shall mean any audit, Action, examination, investigation, inquiry, contest, litigation or other proceeding with or against any Taxing Authority.

“Tax Return” shall mean any return, declaration, report, claim for refund, information return, statement, schedule, form, notice or other document or information (including any exhibits or supplements thereto) filed with or supplied to, or required to be filed with or supplied to, any Taxing Authority, including any amendment thereof.

“Tax Sharing Agreement” shall mean any Tax sharing, Tax indemnity, Tax allocation or similar agreement or Contract, excluding customary commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes.

“Taxing Authority” shall mean the Internal Revenue Service (“IRS”) or any other Governmental Entity that has or is exercising power to impose, assess, determine, administer or collect any Taxes.

“Transaction Tax Deductions” means, without duplication, the sum of all items of loss, deduction or credit of the Transferred Entities for applicable Tax purposes resulting from or attributable to: (i) Parent Transaction Expenses and (ii) all fees, expenses and interest (including amounts treated as interest for U.S. federal income tax purposes, but excluding any interest that accrued under the terms of the applicable debt instrument through the Closing Date), original issue discount, unamortized debt financing costs, breakage fees, tender premiums, consent fees, redemption, retirement or make-whole payments, defeasance in excess of par or similar amounts, in each case to the extent accrued or paid in connection with the repayment of the Indebtedness of the Transferred Entities in connection with the Closing, in the case of each of clauses (i) and (ii), only to the extent applicable fees, expenses and interest giving rise to the items of loss, deduction or credit were economically borne by Parent or its Affiliates (other than the Transferred Entities), either because such amounts were included as a reduction to the Final Purchase Price (including by their inclusion as a Liability in the determination of Working Capital or Indebtedness used to determine Final Purchase Price) or were paid by Parent or its Affiliates (including the Transferred Entities) prior to Closing.

“Transfer Regulation” means, (a) with respect to France, Article L.1224-1 and any and all related provisions of the French Labor Code, (b) with respect to any country implementing the Acquired Rights Directive (as defined below), the Council Directive 2001/23/EEC of 12 March 2001 on the approximation of the laws of the EU Member States relating to the safeguarding of employees’ rights in the event of transfers of undertakings, businesses or parts of businesses (the “Acquired Rights Directive”) and the legislation and regulations of any EU Member State or the United Kingdom implementing such Acquired Rights Directive; and (c) any other automatic transfer, employer substitution and similar Laws and regulations in jurisdictions with Business Employees which effects the automatic transfer of employees in the event of transfers of undertakings, businesses or parts.

“Transferred Business Employee” means each (a) Transferred Entity Employee, (b) Offer Employee (including Delayed Transfer Employee) and (c) Automatic Transfer Employee, in each case, who becomes employed by Purchaser or any of its Affiliates (including the Transferred Entities) pursuant to Section 6.1 of this Agreement.

“Transferred Company” shall mean each Person listed on Section 3.1(a) of the Parent Disclosure Schedule and any newly-formed entities to be transferred directly to Purchaser pursuant to the Pre-Closing Restructuring.

“Transferred Company Subsidiary” shall mean, with respect to each Transferred Company, each Subsidiary of such Transferred Company as of the Closing, which Persons are listed on Section 3.1(b) of the Parent Disclosure Schedule.

“Transferred Contract” shall mean (i) any Contract or agreement to which a Transferred Entity is a party and (ii) any Contract or agreement that is a Noel Asset.

“Transferred Entity” shall mean each Transferred Company and each Transferred Company Subsidiary.

“Transferred Entity Benefit Plan” shall mean each Benefit Plan that is (i) sponsored, maintained or contributed to solely by one or more Transferred Entities or (ii) that is exclusively for the benefit of the Business Employees and/or former employees of the Business and is listed on Section 1.1(e) of the Parent Disclosure Schedule.  For the avoidance of doubt, the Benefit Plans listed on Section 1.1(e) of the Parent Disclosure Schedule shall be considered a Transferred Entity Benefit Plan.

“Transferred Entity Employee” shall mean each employee (including any employee on an approved leave of absence) of a Transferred Entity as of the date of this Agreement.

“Transition Services Agreement” shall mean the Transition Services Agreement to be entered into at the Closing substantially in the form of Exhibit C hereto.

“Treasury Regulations” shall mean the regulations promulgated or proposed by the U.S. Treasury Department under the Code.

“United States” shall mean the United States of America, including any State thereof and the District of Columbia.

“UPE” shall mean, with respect to any Person, the “ultimate parent entity” of such Person as that term is defined in the HSR Act and its implementing regulations.

“VAT” shall mean (i) within the United Kingdom, any value-added tax imposed by the VAT Act 1994 and any subordinate legislation or regulation made pursuant thereto, (ii) within the European Union, such taxation as may be levied in accordance with (but subject to derogations from) EU Directive 2006/112/EC and (iii) outside the United Kingdom and the European Union, any similar taxation levied by reference to added value of sales.

“Willful Breach” shall mean any breach of this Agreement that is the consequence of an action or omission by any party that knew or should have known that the taking of such action or the failure to take such action would be a breach of this Agreement.

“Working Capital” shall mean (a) the assets of the Transferred Entities, as of immediately prior to the Closing, that are included in the line item categories of assets specifically identified in Annex A of Schedule II reduced by (b) the liabilities of the Transferred Entities, as of immediately prior to the Closing, that are included in the line item categories of liabilities specifically identified in Annex A of Schedule II, in each case calculated in accordance with the Accounting Principles; provided, that in no event shall “Working Capital” include (A) any amounts to the extent included in or with respect to (i) Indebtedness of the Transferred Entities, as of immediately prior to Closing, Cash or Parent Transaction Expenses, (ii) amounts outstanding pursuant to intercompany accounts, arrangements, understandings or Contracts to be settled or eliminated at or prior to the Closing pursuant to Section 5.7 or Section 5.8, (iii) Carrier Assets or Carrier Liabilities or (iv) Liabilities or payments that are expressly required to be paid at or following the Closing by Parent or any of its Affiliates pursuant to this Agreement or (B) any amounts in respect of any line items not specifically identified in Annex A of Schedule II; provided, further, that in no event shall “Working Capital” include any amounts with respect to deferred Tax assets or deferred Tax Liabilities.

Section 1.2          Other Definitions.  The following terms shall have the meanings defined in the Section indicated:

Term	Section

Accounting Principles	2.4(b)
Agreed U.S. Allocation	7.12(a)
Agreement	Preamble
Allocation Schedule	7.12(a)
Anticorruption Laws	3.8(b)
Business Audited Financial Statements	3.5(a)(i)
Business Financial Statements	3.5(a)(i)
Business Material Contracts	3.15(a)
Cash Incentive Compensation	6.6
CFC	7.8
Closing	2.1
Closing Date	2.3(a)
Closing Purchase Price	2.2
Closing Working Capital Adjustment Amount	2.2
Collective Bargaining Agreement	3.11(a)
Combined Tax Return	7.1(a)
Competing Business	5.14(b)
Current Insurance	5.10(c)
Current Representation	11.12(a)
D&O Indemnified Persons	5.10(c)
D&O Tail	5.10(c)
De Minimis Investment	5.14(b)(i)
Delayed Transfer Employee	6.1(d)
Designated Person	11.12(a)
Enforceability Exceptions	3.3
Equity Award Schedule	3.10(c)
Estimated Closing Statement	2.4(a)
F&S Americas	5.15(c)(ii)
Final Closing Statement	2.6(c)
Final Purchase Price	2.7
Indemnified Party	10.4(a)
Indemnified Tax Return	7.1(a)
Indemnifying Party	10.4(a)
Independent Accounting Firm	2.6(c)
Initial Closing Statement	2.5(a)
Insurance Policies	3.19
Interim Financial Data	3.5(a)(ii)
International Plan	3.10(b)
Known Withholding Taxes	7.10
Legal Restraints	8.1(b)
Material Customer	3.15(c)
Material Jurisdiction	3.10(a)
Material Supplier	3.15(d)
Maximum Amount	5.10(c)
Net Indebtedness Adjustment Amount	2.2
New LTIP Award	6.2(c)
Noel Shared Contract	5.5(d)
Notice of Disagreement	2.6(a)
Outside Date	9.1(b)(i)
Parent	Preamble
Parent Disclosure Schedule	Article III
Parent Guarantees	5.9(a)
Parent Indemnified Parties	10.3
Parent LTIP Award	6.2(c)
Parent Names	5.13(a)
Parent Released Parties	11.14(b)

Parent Releasing Parties	11.14(a)
Paul Weiss	11.12(a)
Performance Guarantees	5.9(a)
Permitted Liens	1.1
Post-Closing Adjustment	2.7
Post-Closing Claims	5.10(a)
Pre-Closing Claims	5.10(b)
Pre-Closing Restructuring	5.15(b)
Pre-Closing Restructuring Agreements	5.15(c)(i)
Pre-Closing Restructuring Plan	5.15(b)
Preliminary Allocation	7.12(b)
Privacy Policies	3.16(f)
Product	3.7(b)
Purchaser	Preamble
Purchaser Disclosure Schedule	Article IV
Purchaser Indemnified Parties	10.2
Purchaser Released Parties	11.14(a)
Purchaser Releasing Parties	11.14(b)
R&W Insurance Policy	5.16
Resolution Period	2.6(b)
Sale	2.1
Section 245A Election	7.8
Section 338 Elections	7.8
Section 338 Forms	7.8
Sensitive Business Information	5.2(b)
Separation Plan	5.5(c)
Severance Policy	6.2(b)
Shared Contract Disposition Strategy	5.5(d)
Shared Location	3.12(d)
Shared Parent Policies	5.10(b)
Shares	Recitals
Tax Refund	7.3
Third Party Claim	10.4(a)
Third Party Consents	5.5(a)
Transfer Taxes	7.9
Transferred Entity Indemnified Guarantees	5.9(b)
Transferred Entity Permits	3.9
Unvested Parent LTIP Award	6.2(c)
Withholding Calculations	7.10

ARTICLE II

THE SALE

Section 2.1          Sale and Purchase of Shares.  Upon the terms and subject to the conditions set forth in this Agreement, at the closing of the transactions contemplated by this Agreement (the “Closing”), Parent shall, or shall cause the Seller Group to, sell, transfer, convey, assign and deliver to Purchaser, and Purchaser shall purchase and acquire from the Seller Group, all of the Seller Group’s right, title and interest in and to the Shares (the “Sale”).

Section 2.2          Closing Purchase Price.  In consideration for the Shares, at the Closing, Purchaser shall deliver to Parent (or Parent’s designee(s)), in cash, an aggregate amount equal to (a) $4,950,000,000.00, plus (b) the difference of (i) the Closing Working Capital Adjustment Amount, minus (ii) the Net Indebtedness Adjustment Amount (which difference, determined pursuant to this clause (b), may be positive or negative).  The aggregate amount determined pursuant to the first sentence of this Section 2.2 is referred to as the “Closing Purchase Price.”  “Closing Working Capital Adjustment Amount” shall mean an amount, which may be positive or negative, that shall be equal to (i) the amount of Working Capital set forth in the Estimated Closing Statement, minus (ii) the Target Working Capital Amount.  “Net Indebtedness Adjustment Amount” shall mean an amount, which may be positive or negative, if any, of Net Indebtedness set forth in the Estimated Closing Statement.

Section 2.3          Closing.

(a)          The Closing shall take place (i) at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019, at 10:00 a.m., New York time, on the first (1st) Business Day of the month following the month during which all of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied or waived on the Closing Date, but subject to the satisfaction or waiver of those conditions) are satisfied or waived; provided, that, if the date of such satisfaction or waiver is one of the last five (5) Business Days of any month, then Parent shall have the right to defer the Closing to the first (1st) Business Day of the second (2nd) month following the month during which such date occurs, or (ii) at such other place, time or date as may be mutually agreed upon in writing by Parent and Purchaser.  The date on which the Closing occurs is referred to as the “Closing Date.”

(b)          At the Closing:

(i)          Parent shall, or shall cause the Seller Group to:

(A)        convey to Purchaser all of the Seller Group’s right, title and interest in the Shares, together with a duly executed Foreign Transfer Agreement and certificate to the extent that such Shares are in certificate form or affidavits or a customary express indemnity letter in respect of lost stock certificates with respect thereto;

(B)         deliver to Purchaser the certificate required to be delivered pursuant to Section 8.2(c);

(C)        deliver to Purchaser a duly executed counterpart to each of the Ancillary Agreements to which any member of the Parent Group or any Transferred Entity is a party, which was not executed and delivered on the date of this Agreement (together with such customary ancillary documentation referred therein in respect of each Foreign Transfer Agreement, including reasonable evidence of Equity Interest ownership and ownership transfer, voting powers of attorney where customary, indemnity for lost documentation and other deliverables customarily provided on a transfer of Equity Interests for each Transferring Entity, evidencing Parent’s direct or indirect ownership);

(D)        deliver to Purchaser a duly executed and completed IRS Form W-9 from each member of the Seller Group; and

(E)        deliver to Purchaser, (i) a certificate of Onity Inc., dated as of the Closing Date and prepared in accordance with Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3), stating that interests in Onity Inc. are not “United States real property interests,” together with (ii) notice of such certificate to the IRS in accordance with Treasury Regulations Section 1.897-2(h) (which notice shall be mailed to the IRS by Purchaser following the Closing in accordance with Treasury Regulations Section 1.897-2(h)).

(ii)          Purchaser shall:

(A)         repay, or cause to be repaid, on behalf of the Transferred Entities, all amounts necessary to discharge fully the then outstanding balance of all third party Indebtedness for borrowed money of the Transferred Entities, by wire transfer of immediately available funds to the account(s) designated by the holders of such Indebtedness in the applicable payoff letter;

(A)     deliver to Parent (or Parent’s designee(s)) by wire transfer, to an account or accounts designated by Parent in accordance with Section 2.4(a), immediately available funds in an aggregate amount equal to the Closing Purchase Price;

(B)        deliver to Parent the certificate required to be delivered pursuant to Section 8.3(c); and

(C)        deliver to Parent on behalf of the Seller Group a duly executed counterpart to each of the Ancillary Agreements to which Purchaser or any of its Subsidiaries is a party, which was not executed and delivered on the date of this Agreement (together with such customary ancillary documentation referred therein in respect of each Foreign Transfer Agreement).

Section 2.4          Closing Working Capital and Net Indebtedness Adjustments.

(a)          Not less than five (5) Business Days prior to the anticipated Closing Date, Parent shall provide Purchaser with a good faith estimate (together with reasonable supporting documentation and calculations with respect thereto) of each of (i) Working Capital, (ii) Cash and (iii) Indebtedness of the Transferred Entities, as of immediately prior to Closing (collectively, the “Estimated Closing Statement”), which shall be accompanied by a notice that sets forth (x) Parent’s determination of the Closing Working Capital Adjustment Amount and Net Indebtedness Adjustment Amount and the Closing Purchase Price after giving effect to the Closing Working Capital Adjustment Amount and Net Indebtedness Adjustment Amount and (y) the account or accounts to which Purchaser shall transfer the Closing Purchase Price pursuant to Section 2.3.

(b)          The Estimated Closing Statement shall be prepared in good faith in accordance with the Accounting Principles attached as Schedule II hereto (the “Accounting Principles”).  For illustrative purposes only, Annex A and Annex B of Schedule II set forth a calculation of Working Capital and Net Indebtedness, respectively, in each case as of September 30, 2023.  Not less than two (2) Business Days prior to the anticipated Closing Date, the Purchaser may provide Parent with any reasonable comments that it has regarding the Estimated Closing Statement, which Parent shall consider in good faith; provided, that the foregoing shall not delay the Closing.

Section 2.5          Post-Closing Statements.

(a)          Within sixty (60) Business Days after the Closing Date, Purchaser shall prepare in good faith and deliver to Parent a statement of (i) Working Capital, (ii) Cash and (iii) Indebtedness of the Transferred Entities, as of immediately prior to Closing (collectively, the “Initial Closing Statement”); provided, that if Purchaser and the Transferred Entities fail to provide access in accordance with Section 2.5(b), such time period shall be automatically extended by the length of time it takes Purchaser and the Transferred Entities to provide such access.  The Initial Closing Statement shall be prepared in good faith in accordance with the Accounting Principles.

(b)          Following the delivery of the Initial Closing Statement through the date that the Final Closing Statement has become final and binding in accordance with Section 2.6(c), Parent and its Representatives shall be permitted to access and review the books, records and work papers of the Transferred Entities that are reasonably related to the calculations of Working Capital and Net Indebtedness, and Purchaser shall, and shall cause its Subsidiaries (including the Transferred Entities) and its and their respective employees, accountants and other Representatives to, reasonably cooperate with and assist Parent and its Representatives in connection with such review, including by providing access to such books, records, work papers and making available personnel to the extent requested, in each case, upon reasonable notice and during normal business hours.

(c)          Purchaser agrees that, following the Closing through the date that the Final Closing Statement becomes final and binding in accordance with Section 2.6(c), it will not take or permit to be taken any actions with respect to any accounting books, records, policies or procedures on which the Initial Closing Statement is based, or on which the Final Closing Statement is to be based, that are inconsistent with the Accounting Principles or that would impede or unreasonably delay the determination of the amount of Working Capital or Net Indebtedness or the preparation of any Notice of Disagreement or the Final Closing Statement in the manner and utilizing the methods provided by this Agreement.

Section 2.6          Reconciliation of Initial Closing Statement.

(a)          Parent shall notify Purchaser in writing no later than thirty (30) Business Days after Parent’s receipt of the Initial Closing Statement if Parent disagrees with the Initial Closing Statement, which notice shall describe in reasonable detail the basis for such disagreement (the “Notice of Disagreement”).  If no Notice of Disagreement is delivered to Purchaser within such period, then the Initial Closing Statement shall become final and binding upon the parties in accordance with Section 2.6(c).  If a Notice of Disagreement is delivered to Purchaser within such period, then only such portions of the Initial Closing Statement that Parent does not identify or disagree with in the Notice of Disagreement shall become final and binding upon the parties in accordance with Section 2.6(c).

(b)          During the thirty (30) days immediately following the delivery of a Notice of Disagreement (the “Resolution Period”), Parent and Purchaser shall seek in good faith to resolve any differences that they may have with respect to the matters identified in the Notice of Disagreement.

(c)          If, at the end of the Resolution Period, Parent and Purchaser have been unable to resolve any differences that they may have with respect to the matters identified in the Notice of Disagreement, Parent and Purchaser shall submit all matters that remain in dispute with respect to the Notice of Disagreement to Grant Thornton LLP or, if such firm is unwilling or unable to fulfill such role, (i) another internationally-recognized independent certified public accounting firm mutually acceptable to Parent and Purchaser or (ii) if Parent and Purchaser are unable to agree upon another such firm within ten (10) Business Days after the end of the Resolution Period, then within an additional ten (10) Business Days, Parent and Purchaser shall each select one such firm and those two firms shall, within ten (10) Business Days after their selection, select a third (3rd) such firm (Grant Thornton LLP, the firm selected in accordance with clause (i) or the third firm selected in accordance with clause (ii), as applicable, the “Independent Accounting Firm”).  Within thirty (30) days after the Independent Accounting Firm’s selection, the Independent Accounting Firm shall make a final determination in accordance with the Accounting Principles and based solely on the definitions and other applicable provisions of this Agreement, and the written submissions of the parties (which written submissions shall be distributed by the Independent Accounting Firm to each party), of the appropriate amount of each of the matters that remain in dispute solely to the extent indicated in the Notice of Disagreement that Parent and Purchaser have timely submitted to the Independent Accounting Firm.  The Independent Accounting Firm shall act as an expert and not as an arbitrator.  With respect to each disputed matter, such determination, if not in accordance with the position of either Parent or Purchaser, shall not be in excess of the higher, or less than the lower, of the amounts advocated by Parent in the Notice of Disagreement or by Purchaser in the Initial Closing Statement with respect to such disputed matter, and such determinations shall be set forth in a written statement setting forth in reasonable detail the basis for the Independent Accounting Firm’s determination with respect to each disputed matter.  None of Purchaser, Parent, the Transferred Entities, nor any of its or their Representatives shall have ex parte communications with the Independent Accounting Firm relating to this Section 2.6(c) or this Agreement, and the Independent Accounting Firm shall not conduct an independent investigation in respect of its determination.  For the avoidance of doubt, the Independent Accounting Firm shall not review or make any determination with respect to any matter other than the matters that remain in dispute to the extent indicated in the Notice of Disagreement and shall not consider any events or developments that occurred after the Closing.  The Initial Closing Statement as finally determined either through agreement of the parties pursuant to Section 2.6(a) or Section 2.6(b) or through the action of the Independent Accounting Firm pursuant to this Section 2.6(c), shall be the “Final Closing Statement.”

(d)          The fees and expenses of the Independent Accounting Firm, and of any expert, consultant or legal advisor retained by Purchaser or Parent in connection with the Notice of Disagreement and resolution thereof, shall be borne by Purchaser and Parent in a proportion as is appropriate to reflect their relative success in the resolution of the dispute; for example, if Purchaser challenges the calculation of the Final Purchase Price by an amount of $100,000, but the Independent Accounting Firm determines that Purchaser has a valid claim for only $70,000, then Parent shall bear seventy percent (70%) of such fees and expenses and Purchaser shall bear the other thirty percent (30%) of such fees and expenses.  During the review by the Independent Accounting Firm, each of Purchaser and Parent shall, and shall cause its respective Subsidiaries (including, in the case of Purchaser, the Transferred Entities) and its and their respective employees, accountants and other Representatives to, each make available to the Independent Accounting Firm interviews with such personnel, and such information, books and records and work papers, as may be reasonably requested by the Independent Accounting Firm to fulfill its obligations under Section 2.6(c); provided, that the accountants of Parent or Purchaser shall not be obliged to make any work papers available to the Independent Accounting Firm except in accordance with such accountants’ normal disclosure procedures and then only after such Independent Accounting Firm has signed a customary agreement relating to such access to work papers.  In acting under this Agreement, the Independent Accounting Firm shall be entitled to the privileges and immunities of an arbitrator.

(e)          The process set forth in Section 2.5 and this Section 2.6 shall be the sole and exclusive remedy of any of the parties and their respective Affiliates for any disputes related to the Closing Working Capital Adjustment Amount and Net Indebtedness Adjustment Amount, the Post-Closing Adjustment and the calculations and amounts on which they are based or set forth in the related statements and notices delivered in connection therewith, whether or not the underlying facts and circumstances constitute a breach of any representations or warranties contained in this Agreement; provided, however, that this Section 2.6(e) shall not prohibit Parent or Purchaser, as applicable, from instituting an Action to enforce any final determination of the Final Purchase Price by the Independent Accounting Firm pursuant to this Section 2.6(e), or to compel any party to submit any dispute arising in connection with this Section 2.6(e), in any court or other tribunal of competent jurisdiction in accordance with Section 11.3.  The substance of the Independent Accounting Firm’s determination shall be final, binding and non-appealable, absent a showing of manifest error or fraud.  It is the intent of the parties to have any final determination of the Final Purchase Price by the Independent Accounting Firm proceed in an expeditious manner; provided, however, any deadline or time period contained herein may be extended or modified by the written agreement of Parent and Purchaser, and the parties agree that the failure of the Independent Accounting Firm to conform to any deadline or time period contained herein shall not be a basis for seeking to overturn any determination rendered by the Independent Accounting Firm which otherwise conforms to the terms of this Section 2.6.

Section 2.7          Post-Closing Adjustment.  The “Post-Closing Adjustment” may be either a positive or negative amount, and shall be equal to the sum of (a) (i) the amount of Working Capital set forth in the Final Closing Statement, minus (ii) the amount of Working Capital set forth in the Estimated Closing Statement, plus (b) (i) the amount of Net Indebtedness set forth in the Estimated Closing Statement, minus (ii) the amount of Net Indebtedness set forth in the Final Closing Statement.  If the Post-Closing Adjustment is a positive amount, then Purchaser shall pay in cash to Parent (or one or more Affiliates designated by Parent) the absolute value of the amount of the Post-Closing Adjustment.  If the Post-Closing Adjustment is a negative amount, then Parent (or an Affiliate designated by Parent) shall pay in cash to Purchaser the absolute value of the amount of the Post-Closing Adjustment.  The Closing Purchase Price, as adjusted by the Post-Closing Adjustment, shall be the “Final Purchase Price.”  Any such payment pursuant to this Section 2.7 shall be made by wire transfer of immediately available funds within five (5) Business Days after the determination of the Final Closing Statement to an account designated in writing by the party entitled to the payment within three (3) Business Days after the determination of the Final Closing Statement.

Section 2.8          Foreign Transfer Agreements.  The purchase and acquisition of the Foreign Entities at the Closing will, to the extent required by applicable Law, be effected pursuant to the relevant Foreign Transfer Agreements on a country-by-country basis.  The Foreign Transfer Agreements shall not have any effect on the value being given or received to any Transferred Entity by Parent and Purchaser which shall be determined solely in accordance with this Agreement and in the event of any conflicts between any Foreign Transfer Agreement and this Agreement, the terms of this Agreement shall control in all respects.  Parent and Purchaser shall not, and shall cause their respective Affiliates not to, bring any Action under any Foreign Transfer Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as (a) disclosed in the reports, schedules, forms, statements and other documents filed by Parent with, or furnished to, the SEC and publicly available at least two (2) Business Days prior to the date of this Agreement (excluding any disclosures set forth in any section entitled “Risk Factors” or “Forward Looking Statements” or in any other section to the extent they are forward-looking statements or cautionary, predictive or forward-looking in nature) or (b) disclosed in the disclosure schedule delivered to Purchaser prior to the execution of this Agreement (the “Parent Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Parent Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Parent hereby represents and warrants to Purchaser as follows:

Section 3.1          Organization and Qualification; Transferred Entities.  Parent and each Transferred Entity is or will be as of the Closing a corporation or other legal entity duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization, except as would not reasonably be expected to be material to the Transferred Entities and the Business, taken as a whole.  Each Transferred Entity has or will have as of the Closing all requisite corporate or other organizational power and authority to own, lease, use and operate its respective assets and properties and carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case, except as would not reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole or prevent, materially impede or materially delay the ability of Parent to consummate the transactions contemplated hereby or by the Ancillary Agreements.  Section 3.1(a) of the Parent Disclosure Schedule sets forth a list of all Transferred Companies and Section 3.1(b) of the Parent Disclosure Schedule sets forth a list of all Transferred Company Subsidiaries.

Section 3.2          Capitalization of the Transferred Entities.

(a)         The Shares are duly authorized, validly issued, fully paid and nonassessable and owned by the Seller Group, free and clear of all Liens (other than any restrictions on transfer imposed by federal, state or local securities laws).  Except for the Shares, there are no Equity Interests of the Transferred Companies issued or outstanding.  The Equity Interests of the Transferred Company Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and owned by the Transferred Entities, free and clear of all Liens (other than any restrictions on transfer imposed by federal, state or local securities laws).  No Equity Interests of the Transferred Entities were issued or are in violation of (i) any provision of the respective articles of incorporation or by-laws (or similar governing documents) of Parent or any Transferred Entity, (ii) any federal or state securities Laws or (iii) any purchase or call option, right of first refusal, subscription right, preemptive right or any similar rights of any other Person.

(b)         Section 3.2(b) of the Parent Disclosure Schedule sets forth all of the authorized and issued Equity Interests of the Transferred Companies.  Parent owns, directly or indirectly, all of the Equity Interests in the Transferred Entities free and clear of all Liens (other than any restrictions on transfer imposed by federal, state or local securities laws).

(c)         Except as set forth on Section 3.2(c) of the Parent Disclosure Schedule, none of the Transferred Entities, (x) owns, directly or indirectly, beneficially or of record, or holds the right to acquire any stock, partnership interest or joint venture interest or other equity ownership interest in any other Person or (y) is under any obligation to form or participate in, provide funds to, or make any loan, capital contribution, guarantee, credit enhancement or other investment in any Person, in each case, other than another Transferred Entity.  As of the Closing, other than the Transferred Entities, Parent does not own, directly or indirectly, any Equity Interests in any Person that operates any business that would be included in the definition of “Business” if such business were operated by Parent or its Subsidiaries.

(d)         To the knowledge of Parent, there are no material historical Liabilities associated with the entities listed on Section 3.2(d) of the Parent Disclosure Schedule.

Section 3.3          Authority Relative to this Agreement.  Parent has all necessary corporate or similar power and authority to execute, deliver and perform this Agreement and to consummate the transactions contemplated by this Agreement in accordance with the terms hereof.  This Agreement has been duly and validly executed and delivered by Parent, and, assuming the due authorization, execution and delivery of this Agreement by Purchaser, constitutes a valid, legal and binding agreement of Parent, enforceable against Parent in accordance with its terms, subject to the effect of any applicable Laws relating to bankruptcy, reorganization, insolvency, moratorium, fraudulent conveyance or preferential transfers, or similar Laws relating to or affecting creditors’ rights generally (the “Enforceability Exceptions”).  Each member of the Parent Group has all necessary corporate or similar power and authority to execute, deliver and perform each Ancillary Agreement to which it is a party in accordance with the terms thereof.  At the Closing, each Ancillary Agreement executed and delivered by the member of the Parent Group party thereto will be duly and validly executed and delivered by such member of the Parent Group, and, assuming the due authorization, execution and delivery of each Ancillary Agreement by Purchaser or its applicable Subsidiaries, will constitute, a valid, legal and binding agreement of the applicable members of the Parent Group, enforceable against them in accordance with the terms thereof, subject to the Enforceability Exceptions.

Section 3.4          Consents and Approvals; No Violations.  Except as set forth on Section 3.4 of the Parent Disclosure Schedule, no filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Parent for the execution, delivery and performance by Parent of this Agreement or by Parent or any member of the Parent Group thereof of any Ancillary Agreement to which it is a party or the consummation by Parent of the transactions contemplated hereby or thereby, except (a) compliance with any applicable requirements of any Competition and Foreign Investment Laws; or (b) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or prevent, materially impede or materially delay the ability of Parent to consummate the transactions contemplated hereby or by the Ancillary Agreements.  Assuming compliance with the items described in clauses (a) and (b) of the preceding sentence, neither the execution, delivery and performance of this Agreement by Parent or any Ancillary Agreement by Parent or any applicable Subsidiary thereof, nor the consummation by Parent or any Subsidiary thereof of the transactions contemplated hereby or thereby, will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or by-laws (or similar governing documents) of Parent or any Transferred Entity, (ii) result in a breach, violation or infringement of, give rise to any payment obligation or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Business Material Contract or material Business Real Property Lease, or (iii) violate any Law applicable to any Transferred Entity or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or prevent, materially impede or materially delay the ability of Parent to consummate the transactions contemplated hereby or by the Ancillary Agreements.

Section 3.5          Financial Statements; Liabilities.

(a)

(i)        Section 3.5(a)(i) of the Parent Disclosure Schedule sets forth the audited combined statement of operations, combined statement of comprehensive income, combined statements of cash flows, in each case, of the Business for the years ended December 31, 2021 and 2022 and the audited combined balance sheet of the Business as of December 31, 2021 and 2022 (together with any notes thereto, the “Business Audited Financial Statements”, and together with the Interim Financial Data (as defined below), the “Business Financial Statements”).  With the exception of the procedures detailed within Section 3.5(a)(iii), the Business Financial Statements (A) were prepared in accordance with GAAP and (B) present fairly, in all material respects, the combined financial position and the combined results of operations of the Business, as of the respective dates thereof or the periods then ended, in each case except as may be noted therein.

(ii)        Section 3.5(a)(ii) of the Parent Disclosure Schedule sets forth certain financial data of the Business for the nine-month period ended September 30, 2023 (the “Interim Financial Data”).  The Interim Financial Data were extracted from the underlying books and records of Parent, which are prepared in accordance with GAAP, as of September 30, 2023, using the same principles, methodology, and practices used to extract the underlying data that were used to prepare the Business Audited Financial Statements.

(iii)       The Business Financial Statements and the foregoing representations and warranties are qualified by the fact that (A) the Business has not operated on a standalone basis and has historically been reported within Parent’s consolidated financial statements, (B) the Business Financial Statements assume certain allocated charges and credits which do not necessarily reflect amounts that would have resulted from arm’s-length transactions or that the Business would incur on a standalone basis, and (C) the Interim Financial Data (i) were not subject to an audit or any year-end close process with normal year-end adjustments (such as tax computations, intercompany eliminations), (ii) were calculated on the following basis: (A) balances were calculated on a constant currency basis; (B) without reflecting corporate overlay adjustments in respect of leases, asset retirement obligations, IBNR, audit, stock compensation, restructuring accruals and (C) do not reflect certain adjustments related to different bases of financial reporting required as a result of the carve out accounting (such as goodwill).

(b)          There are no liabilities or obligations of the Transferred Entities of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a combined balance sheet of the Business, other than those that (i) are adequately reserved against on the Business Audited Financial Statements or reflected in the determination of Working Capital or Net Indebtedness; (ii) have been incurred in the ordinary course of business since September 30, 2023; (iii) have been discharged or paid off; (iv) constitute Carrier Liabilities; or (v) would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(c)          Parent has established and maintains a system of internal accounting controls sufficient to provide reasonable assurance that, with respect to the Business and the Transferred Entities, transactions are recorded as necessary to permit preparation of the Business Financial Statements in conformity with GAAP, except for any deficiency that, individually or in the aggregate, would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole.

(d)          Parent has, and does not have any reason to believe that it will not have available at the applicable time, sufficient immediately available funds and the financial ability to satisfy and perform its obligations under this Agreement and the Ancillary Agreements.

Section 3.6          Absence of Certain Changes or Events.  Except as contemplated by this Agreement (including the reorganizations and transactions undertaken to facilitate the Sale, including the Pre-Closing Restructuring, and including any actions taken as a result of, or in reaction to COVID-19 or COVID-19 Measures), (a) since September 30, 2023, and through the date of this Agreement, the Business has been operated in the ordinary course in all material respects and no action has been taken which, if taken after the date hereof, would be prohibited by Sections 5.4(a)(B), (D)(2), (D)(3), (J), (M), (N)(1) (other than with respect to material amendments) and (R) (with respect to such subsections only), and (b) since September 30, 2023, there has not occurred any event, change, development or effect that would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.7          Litigation.

(a)         (i) There is no Action pending or, to the Knowledge of Parent, threatened, against any Transferred Entity, or relating to, arising out of or resulting from the Business, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or that would prevent, materially impede or materially delay the ability of Parent to consummate the transactions contemplated hereby or by the Ancillary Agreements and (ii) no Transferred Entity (nor any member of the Parent Group solely with respect to the Business) is subject to any Order, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect or that would prevent, materially impede or materially delay the ability of Parent to consummate the transactions contemplated hereby or by the Ancillary Agreements.

(b)         (i) There is currently no pending, and for the last two (2) years, there has been no pending or, to the Knowledge of Parent, threatened Action and the Business has no Liability with respect to (A) any product now or formerly manufactured, distributed, sold or offered for sale by the Business or any Transferred Entity (“Product”) and alleged to have a defect in manufacture or design or (B) any claim for the breach of any express or implied product warranty or any similar claim with respect to any such Product other than standard warranty obligations (to replace, repair or refund) made in the ordinary course of business to purchasers of any Product; (ii) for the last two (2) years, there has not been any actual or alleged defect in the manufacture, design, materials or workmanship relating to any Product; and (iii) there is currently no pending, and for the last two (2) years, there has been no pending or, to the Knowledge of Parent, threatened voluntary or compulsory recall, market withdrawal, safety alert, investigation or any other similar notice or action relating to any alleged defect or violation, or lack of safety or efficacy of any Product or of any goods or products of any direct or indirect customer of the Business into which any Product has been incorporated, in the case of each of the foregoing clauses (i) – (iii), except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.8          Compliance with Laws.

(a)         (i) None of the Transferred Entities or, solely with respect to the Business, Parent or its other Subsidiaries, is, or since the date that is three (3) years prior to the date of this Agreement has been, in violation of any Laws or Order issued by a Governmental Entity and (ii) neither Parent nor any of its Subsidiaries has, since the date that is three (3) years prior to the date of this Agreement, received any (A) written notice alleging any such violation in connection with the Business or (B) investigation closures in connection with the Business, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, since the date that is five (5) years prior to the date of this Agreement, (i) neither Parent nor any of its Subsidiaries has violated, in connection with the Business, any applicable Law relating to anti-bribery or anti-corruption, including the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the U.K. Bribery Act 2010, in each case, as in effect at the time of such action (all such Laws, “Anticorruption Laws”), (ii) no director, officer, or, to the Knowledge of Parent, agent, employee, representative, consultant, joint venture partner or other Person acting for or on behalf of Parent or any of its Subsidiaries has, with respect to the Business, violated any Anticorruption Law, and (iii) through the date of this Agreement, neither Parent nor any of its Subsidiaries has, with respect to the Business, received any written notice alleging any such violation of any Anticorruption Law.

Section 3.9          Permits.  The Transferred Entities hold, or will hold as of the Closing, all Permits necessary for the conduct of the Business as conducted on the date of this Agreement (the “Transferred Entity Permits”), except for failures to hold such Transferred Entity Permits that would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole.  The Products, in all material respects, meet the appropriate UL or ULC standard, meet and bear appropriate CE, CCC, CB Scheme, C-Tick requirements and markings and are otherwise in material compliance with all applicable government electrical and emissions standards and marking requirements in countries for which such Products are designed, sold, or intended for use.  Except as would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, no written notice has been received by Parent or any of its Subsidiaries alleging the failure to hold or fail to comply in any material respect with any applicable Permit in connection with the Business.  Except where the failure to so comply would not reasonably be expected to be material to the Business and the Transferred Entities, taken as a whole, (a) the Transferred Entities are in compliance with the terms of the Transferred Entity Permits and (b) each such Transferred Entity Permit is valid, subsisting and in full force and effect.

Section 3.10        Employee Benefit Plans.

(a)         Section 3.10(a) of the Parent Disclosure Schedule sets forth a list, as of the date of this Agreement, of each Transferred Entity Benefit Plan that is (i) a Defined Benefit Pension Plan, (ii) a material Transferred Entity Benefit Plan (other than any employment agreement or other individual compensatory agreement) maintained in a Material Jurisdiction, and (iii) an employment agreement with the President of the Business as of the date of this Agreement, or any Business Employee who directly reports to the President of the Business as of the date of this Agreement, and, with respect to each such Transferred Entity Benefit Plan, Parent has made available to Purchaser a copy or a description thereof (provided, that compensation amounts and other personal information may be redacted from each applicable employment agreement) and the most recent actuarial valuation report, if applicable, and (iv) forms of offer letter or employment agreements.  Parent has used reasonable best efforts to set forth on Section 3.10(a) of the Parent Disclosure Schedule a list, as of the date of this Agreement, of each material Transferred Entity Benefit Plan (other than any employment agreement or other individual compensatory agreement) maintained in a country other than a Material Jurisdiction and make available to Purchaser the documents with respect to each such plan that are set forth in the first sentence of this Section 3.10(a).  “Material Jurisdiction” means each of the United States, Canada, India, Poland and Spain.

(b)         Section 3.10(b) of the Parent Disclosure Schedule lists each material Seller Benefit Plan (including each Defined Benefit Pension Plan that is not a Transferred Entity Benefit Plan).  Parent has made available to Purchaser copies of the following, as applicable, with respect to each material Seller Benefit Plan and each material Transferred Entity Benefit Plan, in each case, maintained in the United States (and, with respect to each such Benefit Plan that is maintained in a Material Jurisdiction other than the United States, Parent has used reasonable best efforts to make available to Purchaser): (i) current plan documents (including all amendments thereto) or, if such plan is not in writing or is a Seller Benefit Plan, a written description of such plan, (ii) if such plan is a Transferred Entity Benefit Plan and is funded through a trust or any other funding arrangement, a copy of such trust or other funding arrangement, (iii) the most recent summary plan description, (iv) the most recent determination or opinion letter received from the Internal Revenue Service (or similar document received or required by a Governmental Entity or applicable Law in respect of a Benefit Plan that is not subject exclusively to the laws of the United States (an “International Plan”)), and (v) the most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect to each Benefit Plan (if any such report was required) (or similar report required by a Governmental Entity or applicable Law in respect of an International Plan).

(c)         Section 3.10(c) of the Parent Disclosure Schedule lists each Business Employee (by employee identification number) who holds a Parent LTIP Award and, in respect of each such Parent LTIP Award, (i) the type of award and number of shares of Parent common stock related thereto, (ii) the grant date, (iii) the vesting schedule, and (iv) if applicable, the exercise or reference price (the “Equity Award Schedule”).

(d)         Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) each Transferred Entity Benefit Plan has been maintained, administered and operated in compliance with the terms of such Transferred Entity Benefit Plan and the requirements of applicable Law, (ii) all contributions or premiums required to be made by any Transferred Entity or Parent or any of their Affiliates to any Transferred Entity Benefit Plan have been timely made or accrued, (iii) each Transferred Entity Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Section 409A(d)(1) of the Code) is in documentary compliance with, and is in operational compliance with Section 409A of the Code and all applicable Internal Revenue Service guidance promulgated thereunder, and (iv) each International Plan (x) that is intended to qualify for special Tax treatment has met all requirements for such Tax treatment and (y) if intended or required to be qualified, approved or registered with a Governmental Entity, is so qualified, approved or registered and, to the Knowledge of Parent, nothing has occurred that could reasonably be expected to result in the loss of such qualification, approval or registration, as applicable.

(e)         Each Benefit Plan that is intended to meet the requirements of a “qualified plan” under Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service or is in the form of a prototype document that is the subject of a favorable opinion letter from the Internal Revenue Service regarding the tax-qualified status of such plan and, to the Knowledge of Parent, no event has occurred or condition exists that could reasonably be expected to adversely affect such tax-qualified status.

(f)          No Transferred Entity Benefit Plan is (i) an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) subject to Title IV of ERISA, Section 412 of the Code or Section 302 of ERISA (including any “multiemployer plan” within the meaning of Section (3)(37) of ERISA), (ii) a “multiple employer plan” as defined in Section 413(c) of the Code, (iii) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA or (iv) a Defined Benefit Pension Plan (or, in each case, a similar type of plan that is not subject exclusively to the laws of the United States).  Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, no Liability under Title IV or Section 302 of ERISA (or otherwise to provide any pension (or benefit in connection with retirement or death) which is not calculated solely by reference to assets which (because of the nature of the calculation) must necessarily suffice for the purposes of its provision to or in respect of the recipient) has been incurred by any Transferred Entity or any ERISA Affiliate that has not been satisfied in full and, to the Knowledge of Parent, no condition exists that presents a risk to any Transferred Entity or any ERISA Affiliate or incurring any such Liability.

(g)         With respect to any Transferred Entity Benefit Plan, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) no Actions are pending, or, to the Knowledge of Parent, threatened against any Transferred Entity Benefit Plan, (ii) to the Knowledge of Parent, no facts or circumstances exist that could reasonably be expect to give rise to any such Actions and (iii) no Transferred Entity Benefit Plan is, or within the last six (6) years has been, the subject of an application or filing under, or a participant in, a government-sponsored amnesty, voluntary compliance, self-correction or similar program.

(h)          None of the Transferred Entity Benefit Plans obligates a Transferred Entity to provide a current or former employee, consultant, director or other service provider (or any beneficiary or dependent thereof) of a Transferred Entity any life insurance or medical or health benefits after his or her termination of employment or service with a Transferred Entity other than as required under Part 4 of Subtitle B of Title I of ERISA, Section 4980B of the Code or any similar state Law or Law of any other relevant jurisdiction.

(i)          Except as contemplated by this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or in connection with any other event, will (i) accelerate the timing of vesting, funding or payment, or increase the amount, of any compensation or benefits to any Business Employee or Business Independent Contractor or any current or former employee or other service provider of any Transferred Entity that would result in Liability to the Transferred Entities or Purchaser or be payable by the Transferred Entities or Purchaser or (ii) give rise to payments or benefits that would be nondeductible to the payor under Section 280G of the Code or that would result in an excise Tax on any recipient under Section 4999 of the Code.

(j)          No contribution notice, financial support direction or warning notice has been issued or, to the Knowledge of Parent, threatened to be issued to any Transferred Entity under the UK Pensions Act 2004, and, to the Knowledge of Parent, no Transferred Entity has been a party to any act or failure to act which could fall within section 38(5), UK Pensions Act 2004 nor, to the Knowledge of Parent, are there any grounds on which a financial support direction might be issued to any Transferred Entity.

Section 3.11        Employees; Labor Matters.

(a)         Section 3.11(a) of the Parent Disclosure Schedule sets forth a list, as of the date of this Agreement, of each (i) written collective bargaining, works council and other material agreement (“Collective Bargaining Agreement”) with any Business Employee Representative Body to which any Transferred Entity is a party or otherwise bound or to which Parent or its Subsidiaries (other than the Transferred Entities) are a party or otherwise bound with respect to any Business Employee or the Business, and (ii) Business Employee Representative Body to which each Transferred Entity is a party or otherwise bound.

(b)         (i) To the Knowledge of Parent, there is no organizational effort currently being made or threatened by, or on behalf of, any Business Employee Representative Body to organize any Business Employees, (ii) no demand for recognition as the bargaining representative of any Business Employees has been made by, or on behalf of, any Business Employee Representative Body, and (iii) during the three (3)-year period immediately prior to the date of this Agreement, there have been no strikes, lockouts or other material disputes with any Business Employee Representative Body related to the Transferred Entities or the Business.

(c)         To the extent permitted by applicable Law, Parent has made available to Purchaser a complete and accurate single list of all Business Employees as of October 31, 2023, stating such Business Employee’s (i) employee identification number, (ii) job title, (iii) employing entity, (iv) salary, (v) bonus and target incentive compensation, if applicable, or other rate of pay, as reflected in the human resources information systems of the Parent Group or the Transferred Entities, (vi) full-time or part-time status, (vii) exempt or non-exempt status (as applicable) and (viii) active or leave status, as such list may be updated in accordance with Section 6.1(a).  Each Business Employee’s duties either primarily relate to, or have otherwise reasonably been determined by Parent to be necessary to the operation of, the Business.

(d)         As soon as practicable (and no later than thirty (30) days following) the date of this Agreement, to the extent permitted by applicable Law, Parent shall make available to Purchaser a single list that is true, complete and accurate of all Business Independent Contractors, stating such Business Independent Contractor’s (i) legal entity engaging the Business Independent Contractor (as applicable), (ii) date of commencement of service and anticipated termination date, if applicable, (iii) rate of renumeration and (iv) whether such Business Independent Contractor is party to a written contract for the work such contractor provides to the Business.

(e)         During the three (3)-year period immediately prior to the date of this Agreement, to the Knowledge of Parent, (i) no officer, director or employee with the title of Vice President or above of Transferred Entities or (solely with respect to the Business) of Parent and its Subsidiaries has been the subject of an allegation of unlawful discrimination, sexual harassment or other sexual misconduct (in each case, solely in connection with such individual’s employment with the Transferred Entities or the Business) and (ii) none of the Transferred Entities or (solely with respect to the Business) Parent and its Subsidiaries has entered into any written settlement agreement related to any such allegations.

(f)          Parent and its Subsidiaries (including the Transferred Entities) have complied with their legal and contractual requirements to (i) provide notice to, or enter into and complete any required consultation procedure with, any Business Employee Representative Body which represents any Business Employees and (ii) inform the applicable Business Employees, in each case, in connection with the execution of this Agreement or the transactions contemplated by this Agreement.

Section 3.12        Real Property.

(a)        None of the Transferred Entities owns, or will own as of the Closing, any real property or any interest therein.

(b)        Section 3.12(b) of the Parent Disclosure Schedule sets forth a list that is true, complete and accurate in all material respects of each Business Real Property Lease, and Parent has made available to Purchaser true, complete and accurate copies of each Business Real Property Lease.  Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, the Transferred Entities, as applicable, have or will have as of the Closing a valid and binding leasehold or subleasehold interest in all Business Leased Real Property, free and clear of all Liens, except Permitted Liens.  All Business Real Property Leases are the legal, valid and binding obligation of the applicable member of the Parent Group which is a party thereto and are in full force and effect and are enforceable in accordance with their respective terms, subject to the Enforceability Exceptions, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.  Parent has not received any written notice of any, and to the Knowledge of Parent there is no, default by any Person under any such lease or sublease affecting the Business Leased Real Property, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(c)       Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect: (i) subject to Permitted Liens, the Transferred Entities, as applicable, have, or will have as of the Closing, exclusive possession of the Business Leased Real Property; (ii) there is no pending or, to the Knowledge of Parent, threatened Action regarding condemnation, eminent domain or other similar proceeding affecting the Business Leased Real Property or any sale or other disposition of the Business Leased Real Property in lieu thereof; (iii) there are no outstanding options or rights of first refusal, rights of first offer or other third party rights to purchase, lease, use, occupy, sell, assign or dispose of the Business Leased Real Property, any portions thereof or interests therein; and (iv) the use and occupancy of the Business Leased Real Property is in compliance with all applicable Laws.

(d)       Section 3.12(d) of the Parent Disclosure Schedule sets forth a list, as of the date of this Agreement, that is true, complete and accurate in all material respects of the real property used by both the Business and the other businesses of the Parent Group (each, a “Shared Location”).

Section 3.13         Taxes.

(a)      Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, all material Tax Returns required to be filed by or with respect to any Transferred Entity, or with respect to the Business, the Noel Assets, or the Noel Liabilities have been filed and all such Tax Returns are true, correct and complete.

(b)      Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, all Taxes due and owing by or with respect to any Transferred Entity, or with respect to, the Business, the Noel Assets, or Noel Liabilities, have been duly paid or will be duly paid by the due date thereof.

(c)        No Tax Proceeding with respect to any material amount of Taxes of or with respect to any Transferred Entity, or with respect to the Business, the Noel Assets, or the Noel Liabilities, is ongoing, pending or threatened in writing by any Taxing Authority.

(d)        No extension or waiver of any statute of limitations on the assessment of any material amount of Taxes has been granted or agreed to by or with respect to any Transferred Entity, or with respect to the Business, the Noel Assets or the Noel Liabilities, which is currently in effect.

(e)        Each of the Transferred Entities, since the Separation Date, has complied in all material respects with all applicable Laws relating to the collection and withholding of Taxes (including any employment, social security, sales, use, transfer, goods and services, VAT, and payroll Taxes).

(f)        No claim that has not since been resolved has been made since the Separation Date by any Taxing Authority in a jurisdiction where any Transferred Entity or member of the Parent Group (solely with respect to the Business, the Noel Assets, or the Noel Liabilities) does not file Tax Returns that such Transferred Entity or member of the Parent Group, as applicable, is or may be subject to taxation by that jurisdiction.

(g)         No Transferred Entity (i) has been a member of an affiliated group as defined in Section 1504 of the Code (or any analogous combined, consolidated, unitary or similar group defined under state, local or non-U.S. Law), other than a group the common parent of which was a member of the Parent Group; (ii) has any liability a material amount of the Taxes of any Person under Section 1.1502-6 of the Treasury Regulations (or any similar provision of U.S. state or local or non-U.S. Law), as a transferee or successor, or by Contract or (iii) is a party to or bound by, or has any obligations to another Person under any Tax Sharing Agreement.

(h)         There are no Liens (other than Permitted Liens) with respect to Taxes on any of the assets of any Transferred Entity.

(i)          No Person will be required to include any material item of income in, or exclude any material item of deduction from, taxable income in respect of a Transferred Entity, the Business, the Noel Assets or the Noel Liabilities, for any Tax period (or portion thereof) for which Tax Returns have not yet been filed as a result of any: (i) change in method of accounting for a Tax period ending on or prior to the Closing, including by reason of the application of Section 481 of the Code (or any analogous provision of state, local, or non-U.S. Law); (ii) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iii) “closing agreement” as described in Section 7121 of the Code (or any comparable or similar provision of state, local or non-U.S. Law) executed on or prior to the Closing; (iv) election pursuant to Section 965(h) of the Code (or any analogous provision of state, local or non-U.S. Law); (v) installment sale or open transaction disposition made on or prior to the Closing Date; (vi) intercompany transaction or excess loss account, in either case described in Treasury Regulations under Section 1502 of the Code (or any analogous provision of state, local or non-U.S. Law); or (vii) prepaid amount received on or prior to the Closing Date (other than prepaid amounts received in the ordinary course of business).

(j)         None of the Transferred Entities or members of the Parent Group (solely with respect to the Business, the Noel Assets or the Noel Liabilities) have, at any time, entered into, been engaged in or participated in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any comparable, analogous or similar provision of state, local or non-U.S. Law).

(k)       In the past two (2) years prior to the date of this Agreement, no Transferred Entity has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l)        No member of the Seller Group that is not delivering an IRS Form W-9 pursuant to Section 2.3(b) is transferring (directly or indirectly) any “United States real property interest” within the meaning of Section 897(c)(1) of the Code.

(m)       Section 3.13(m) of the Parent Disclosure Schedule sets forth a list of the entity classification of each Transferred Entity for U.S. federal income tax purposes as of the Closing Date.  No entity classification election has been made with respect to any of the Transferred Entities for U.S. federal income tax purposes within the five-year period ending on (and including) the Closing Date.

(n)        No Transferred Entity has requested, applied for, sought or received any material amounts of relief, assistance or benefit from any Governmental Entity in connection with COVID-19 or any COVID-19 Measures that has not yet been repaid.

(o)        The most recent financial statements contained in the Business Audited Financial Statements reflect, in accordance with GAAP, an adequate reserve for all Taxes payable by or with respect to any Transferred Entity, or with respect to the Business, Noel Assets or Noel Liabilities, for all taxable periods through the date of such financial statements, and since such date, no material Liability for Taxes has been incurred by or with respect to any Transferred Entity, or with respect to the Business, Noel Assets or Noel Liabilities, outside the ordinary course of business.

Section 3.14         Environmental Matters.

(a)         The Transferred Entities and the facilities and operations on the Business Leased Real Property are, and since the date that is three (3) years prior to the date of this Agreement have been, in compliance with applicable Environmental Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)      Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) the Transferred Entities possess or will possess as of the Closing all Business Environmental Permits required for the conduct of the Business as conducted on the date of this Agreement, (ii) each such Business Environmental Permit is in full force and effect, (iii) no appeals or other proceedings are pending or, to the Knowledge of Parent, threatened with respect to the issuance, terms or conditions of any such Business Environmental Permit, and (iv) except for matters which have been fully resolved, neither Parent nor any Subsidiary of Parent has received, since the date that is three (3) years prior to the date of this Agreement, any written notice or other written communication from any Governmental Entity or other Person regarding any revocation, withdrawal, non-renewal, suspension, cancellation or termination of any such Business Environmental Permit.

(c)      Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, neither Parent nor any Subsidiary of Parent has, since the date that is three (3) years prior to the date of this Agreement, received any written notice alleging any unresolved violation of any Environmental Law with respect to (i) any Business Leased Real Property, (ii) any formerly owned or leased properties of the Business or (iii) the operations of the Business.

(d)       No Action is pending or, to the Knowledge of Parent, threatened that asserts any actual or potential Environmental Liability relating to, arising out of or resulting from the Business that would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(e)        No Environmental Condition exists on or at any (i) Business Leased Real Property or (ii) properties formerly owned or leased by the Business that would reasonably be expected to impose an Environmental Liability on the Transferred Entities that would reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(f)        None of the Transferred Entities are party to any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) under which the Business has a material unfulfilled obligation with respect to Environmental Liabilities of any other Person.

(g)         The assets of the Business and the Transferred Entities are, and at all times have been, fully separate from Kidde-Fenwal Inc. (other than that Kidde-Fenwal Inc. was owned, directly or indirectly, by Carrier Fire & Security Americas, LLC (and operated in a manner that respected corporate separateness and the separate legal existence of Kidde-Fenwal Inc.)).

(h)       Notwithstanding anything to the contrary in this Agreement, Purchaser acknowledges and agrees that the representations and warranties contained in this Section 3.14 are the only representations and warranties given by Parent with respect to environmental matters, Environmental Conditions, Environmental Laws, Business Environmental Permits, Environmental Liabilities and Regulated Substances, and no other provisions of this Agreement or any Ancillary Agreement shall be interpreted as containing any representation or warranty with respect thereto.

Section 3.15        Material Contracts.

(a)        Section 3.15(a) of the Parent Disclosure Schedule sets forth as of the date of this Agreement a list of the following Contracts (other than purchase orders and invoices, Seller Benefit Plans and Transferred Entity Benefit Plans, Contracts relating to the Retained Businesses and Business Real Property Leases) to which any of the Transferred Entities is a party or any member of the Parent Group is bound in each case with respect to the Business (the “Business Material Contracts”):

(i)      any Contract for the purchase of materials, supplies, goods, services or equipment providing for either (A) payments by the Business in excess of $3,000,000 in 2023 or any single year thereafter or (B) payments by the Business of $3,000,000 or more in the aggregate, and which in each case may not be canceled by a Transferred Entity without penalty or further payment or without more than ninety (90) days’ notice (other than payments for services rendered to the date of such cancelation);

(ii)        any Contract providing for the sale of materials, supplies, goods, services or equipment that provides for either (A) payments to the Business in excess of $3,000,000 in 2023 or any single year thereafter in respect of a monitoring or service Contract or (B) payments to the Business of $3,000,000 or more in the aggregate in respect of an installation contract;

(iii)       any Contract containing any express obligations of the Business to make future capital expenditures in excess of $1,000,000;

(iv)      any joint venture or material partnership or other similar agreement involving co-investment between the Business and a third party;

(v)         any Contract with a commission-based sales agent;

(vi)         any Contract with a Material Customer or a Material Supplier;

(vii)       any Contract relating to the acquisition or disposition of any business (whether by merger, sale of stock, sale of assets or otherwise) under which the Business has continuing obligations with respect to an “earn out,” contingent purchase price or similar contingent payment obligation;

(viii)     any Contract that imposes exclusivity requirements, fixed pricing, fixed volume or spend, material minimum payment, most favored nations or most favored customer status, rights of first offer or last offer, in each case, that restricts or impacts the Business in any material respect;

(ix)        any Contract containing covenants that restrict or limit the ability of the Transferred Entities to compete in any business or with any Person or in any geographic area, in each case, that restricts or impacts the Business in any material respect;

(x)          any Collective Bargaining Agreement;

(xi)       (A) any Contract pursuant to which any of the Transferred Entities licenses from, or otherwise obtains rights under, any material Intellectual Property, including Contracts governing the acquisition of material Business Intellectual Property, (B) any material Contract pursuant to which a third party licenses, or otherwise obtains rights under any material Business Intellectual Property, or (C) any Contract materially restricting the use or enforcement of any material Business Intellectual Property (including settlement agreements, co-existence agreements, and non-asserts), in each case of clauses (A) through (C), other than Incidental IP Contracts;

(xii)       any Noel Shared Contract material to the Business;

(xiii)    any Contract relating to or evidencing indebtedness for borrowed money of the Business in excess of $1,500,000 individually (excluding, for the avoidance of doubt, leases that are classified as finance or capital leases); and

(xiv)      any Contract with any Governmental Entity.

(b)         As of the date of this Agreement, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, (i) each Business Material Contract is a legal, valid, binding and enforceable obligation of Parent or a Subsidiary thereof, as applicable, and, to the Knowledge of Parent, each counterparty and is in full force and effect, (ii) neither Parent and its applicable Subsidiaries nor, to the Knowledge of Parent, any other party thereto, is in breach of, or in default under, any such Business Material Contract, and (iii) no event has occurred that with notice or lapse of time or both would constitute such a breach or default thereunder by Parent or any of its applicable Subsidiaries, or, to the Knowledge of Parent, any other party thereto.

(c)         Section 3.15(c) of the Parent Disclosure Schedule sets forth as of the date of this Agreement a list of (i) the top ten (10) largest customers of the Business (other than value-added resellers) and (ii) the top ten (10) largest value-added resellers of the Business, in each case, measured by the aggregate amount for which each such customer or value-added reseller, as applicable, was invoiced by Parent and its Subsidiaries in connection with products and services provided by the Business during each of the periods from January 1, 2022 to December 31, 2022 and January 1, 2023 to June 30, 2023 (each, a “Material Customer”).  No Material Customer has, since December 31, 2022, terminated, or given written notice that it intends to terminate, its relationship with the Business.

(d)         Section 3.15(d) of the Parent Disclosure Schedule sets forth as of the date of this Agreement a list of the twenty (20) largest suppliers of the Business, measured by the aggregate amount for which each such supplier invoiced Parent and its Subsidiaries in connection with products and services received by the Business during each of the periods from January 1, 2022 to December 31, 2022 and January 1, 2023 to June 30, 2023 (each, a “Material Supplier”).  No Material Supplier has, since December 31, 2022, terminated, or given written notice that it intends to terminate, its relationship with the Business.

Section 3.16         Intellectual Property; Privacy and Data Security.

(a)         Section 3.16(a) of the Parent Disclosure Schedule sets forth a true, complete and accurate list as of the date of this Agreement of all pending registrations and applications for registrations for Patents, Marks, Internet Properties and copyrights included in the Business Intellectual Property.  Except as would not reasonably be expected to be material to the Business or the Transferred Entities taken as a whole, all such Intellectual Property is subsisting, and to the Knowledge of Parent, valid and enforceable.  As of the Closing Date, taking into account and giving effect to the Pre-Closing Restructuring, a Transferred Entity will solely and exclusively own and possess all right, title and interest in and to each item of Business Intellectual Property, free of all Liens other than Permitted Liens.

(b)         Except as would not reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole: (i) none of the Business Intellectual Property is subject to any Order adversely affecting the use thereof or rights thereto by or of the Transferred Entities, or following the Closing, Purchaser or any of its Affiliates and (ii) there is, and in the last three (3) years has been, (A) no opposition or cancellation Action pending or threatened in writing against Parent or any of its Affiliates (including the Transferred Entities) concerning the ownership, validity or enforceability of any Business Intellectual Property (other than ordinary course proceedings related to the application for any item of Business Intellectual Property); (B) to the Knowledge of Parent, no infringement or misappropriation, or other violation of any Business Intellectual Property, or (C) any Action commenced or any written allegation (including invitations to license) made by Parent or any of its Affiliates (including the Transferred Entities alleging the infringement, misappropriation or other violation of any Business Intellectual Property).  Except as would not reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, in the last three (3) years, the conduct of the Business has not infringed, misappropriated or otherwise violated the Intellectual Property of any Person in any respect, and there has been no Action pending or threatened in writing (including invitations to license) against any Parent or its Affiliates (including the Transferred Entities), alleging that any of the Business operations infringe, misappropriate or otherwise violate the Intellectual Property of any other Person.

(c)       Except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect, none of Parent or any of its Affiliates (including the Transferred Entities), is, nor has ever been, a member of, party to, or contributor to, any patent pool, industry standards body, trade association or other organization that could require or has required the grant or offer of a license or any other right under any Business Intellectual Property.

(d)         Except as would not reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, each of the Transferred Entities and, to the extent relating to the Business, Parent and its other Affiliates, as applicable, has taken commercially reasonable steps to protect and maintain any material trade secrets included in the Business Intellectual Property and other material confidential proprietary information included in the Business Intellectual Property, and to the Knowledge of Parent, there have been no material unauthorized uses or disclosures of any such trade secrets or other such material confidential proprietary information.

(e)         Except as would not reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, each of the Transferred Entities and, to the extent relating to the Business, Parent and its other Affiliates complies, and has been in compliance, with all applicable Privacy Policies, all applicable contractual obligations relating to data protection and cybersecurity and all applicable Data Protection Laws since the date that is three (3) years prior to the date of this Agreement.

(f)         Except as would not reasonably be expected to have a Business Material Adverse Effect, each Transferred Entity and, to the extent relating to the Business, Parent and its other Affiliates, has (i) implemented and maintains internal and external privacy policies and procedures regarding the Processing of Personal Data (“Privacy Policies”) and (ii) implemented and maintains commercially reasonable technical, physical, administrative and organizational measures to protect Personal Data against Information Security Incidents, including where appropriate through undertaking due diligence and imposing contractual requirements on third-party processors and providers.

(g)        Except as would not reasonably be expected to have a Business Material Adverse Effect, no Transferred Entity or, to the extent relating to the Business, Parent or its other Affiliates, has, since the date that is three (3) years prior to the date of this Agreement, (i) been subject to any investigation or enforcement action, or received any notices or requests, from a Data Protection Authority with respect to compliance with Data Protection Laws, (ii) suffered any Information Security Incident or (iii) received notice from any Person alleging non-compliance with Data Protection Laws.

(h)        Except as would not reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, no Open Source Software has been used in a manner that would (i) require the disclosure of any Business Intellectual Property to any Person in source code form or (ii) require the licensing thereof for the purpose of making derivative works, or at no or minimal charge.

(i)         Except as would not reasonably be expected to be material to the Business or the Transferred Entities, taken as a whole, (i) in the last three (3) years, there have been no failures of the Business Systems that have led to any interruption of or adverse effect on the Business, (ii) all Software used in commercially available products and services of the Business, and to the Knowledge of Parent, the Business Systems, are free from Malicious Code, (iii) the Transferred Entities and, to the extent relating to the Business, Parent and its other Affiliates allocate sufficient resources, take commercially reasonable steps and implement commercially reasonable procedures to protect the security, integrity, and functioning of the commercially available products and services of the Business and all Business Systems, including having conducted regular penetration tests and vulnerability assessments and taken commercially reasonable steps to remediate high-level and critical vulnerabilities identified therein, (iv) the Software products and services of the Business are developed, operated, maintained and updated in all material respects in compliance with industry standard practices, including (A) in compliance with industry-recognized security-by-design best practices, and (B) in accordance with software development lifecycle standard operating procedures, work instructions and other processes that are in material compliance with the Transferred Entities’ own documented procedures and instructions.

(j)         No material Business Intellectual Property will be owned by Onity Comercial S.A. de C.V., Access Solutions Poland Sp. z.o.o., Access Solutions Belgium B.V., Access Solutions Taiwan Limited or the New Italian Branch at the Closing Date.

Section 3.17      Intercompany Arrangements.  Except for Contracts that are not material to the Transferred Entities and the Business, taken as a whole, Section 3.17 of the Parent Disclosure Schedule sets forth a list as of the date of this Agreement of all Contracts between or among any Transferred Entity, on the one hand, and any member of the Parent Group, on the other hand, in each case other than Contracts that will be terminated prior to Closing.

Section 3.18        Sufficiency of Assets.  At the Closing, taking into account and giving effect to the Pre-Closing Restructuring, this Agreement and all of the Ancillary Agreements (including the rights, benefits and services made available in the Transition Services Agreement), the Transferred Entities will own or have the right to use (including by means of ownership of rights pursuant to licenses or other Contracts) all of the assets, properties and rights necessary to conduct the Business immediately following the Closing in substantially the same manner in all material respects as conducted by Parent and its Subsidiaries as of the date of this Agreement; provided, however, that nothing in this Section 3.18 shall be deemed to constitute a representation or warranty as to the adequacy of amounts of cash or working capital (or the availability of the same); provided, further, that the result of any action that Parent or any Transferred Entity is required to take pursuant to this Agreement (including under Section 5.3), or Ancillary Agreements, or for which Purchaser has provided its consent (including pursuant to Section 5.4) shall not constitute a breach of this Section 3.18.  Notwithstanding the foregoing in this Section 3.18, nothing in this Section 3.18 shall be deemed to constitute a representation or warranty with respect to any matters relating to infringement, misappropriation or other violations of Intellectual Property.

Section 3.19        Insurance.  (a) All of the insurance policies maintained by or for the benefit of the Transferred Entities or the Business (collectively, “Insurance Policies”) are in full force and effect, and all premiums due and payable thereon have been paid in full; (b) the limits of each Insurance Policy are fully in place without any erosion; (c) there are no material claims pending under any Insurance Policies or predecessor insurance policies; and (d) no written notice of cancellation, termination, non-renewal (other than in the ordinary course as required by applicable Law) or modification has been received by the Parent Group or the Transferred Entities with respect to any Insurance Policy, in each case, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.  Neither the Parent Group nor any of the Transferred Entities is in material breach or default with respect to any provision contained in any material Insurance Policy or has failed to give any timely and valid notice or present any material claim or occurrence under any Insurance Policy as required by and in accordance with the terms thereof, except as would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

Section 3.20         Sanctions and Export Control Laws.  None of the Transferred Entities, the Parent or its other Subsidiaries, or any of their respective directors or officers, or to the Knowledge of Parent, any of their respective shareholders, Affiliates, employees, or agents is or has been, in the past five (5) years, a Sanctioned Person or a Restricted Person.  None of the Transferred Entities or, solely with respect to the Business, the Parent or its other Subsidiaries has in the past five (5) years violated any Sanctions and Export Control Laws.  The Transferred Entities and the Parent and its other Subsidiaries have in place written policies, and have implemented controls, and systems reasonably designed to ensure compliance with all applicable Sanctions and Export Control Laws, including screening and confirming that all customers, intermediaries and any other third parties (including their respective shareholders, directors and officers) connected to any ongoing business in Russia are not Sanctioned Persons.  None of the Transferred Entities or, solely with respect to the Business, the Parent or its other Subsidiaries, have (i) made any voluntary, directed or involuntary disclosure to any Governmental Entity with respect to any alleged act or omission arising under or relating to any non-compliance with any Sanctions and Export Control Laws, (ii) been the subject of a past, current, pending or threatened investigation (including internal investigation), inquiry or enforcement proceeding for a violation of Sanctions and Export Control Laws, or (iii) received any notice of, request, penalty, citation for any actual or potential non-compliance with Sanctions and Export Control Law or otherwise identified any facts or information that would lead a reasonable person to suspect an actual or potential non-compliance with Sanctions and Export Control Law.  None of the Transferred Entities design, produce, sell, or broker “defense articles” or “defense services,” as defined in the International Traffic in Arms Regulations, or are registered with the U.S. Department of State’s Directorate of Defense Trade Controls.

Section 3.21       Brokers.  No broker, finder or investment banker, other than Goldman Sachs & Co. and J.P. Morgan Securities, Inc., is entitled to any brokerage, finder’s or other fee or commission from Parent or any of the Transferred Entities in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 3.22    No Other Representations or Warranties; No Reliance.  Parent acknowledges and agrees that except for the representations and warranties contained in Article IV or the Ancillary Agreements, (i) neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and Parent has not relied upon, any representation or warranty, whether express or implied at law or equity, with respect to Purchaser, its Subsidiaries or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Parent or any of its Representatives by or on behalf of Purchaser, and (ii) neither Purchaser nor any other Person or entity on behalf of Purchaser has made or makes, and Parent has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Parent or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Purchaser or its Subsidiaries.  Parent and its Subsidiaries disclaim any other representations or warranties, whether made by Parent or any of its Representatives.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES
OF PURCHASER

Except as set forth in, or qualified by any matter set forth in, the disclosure schedule delivered to Parent prior to the execution of this Agreement (the “Purchaser Disclosure Schedule”), it being agreed that disclosure of any item in any section or subsection of the Purchaser Disclosure Schedule shall also be deemed disclosure with respect to any other section or subsection of this Agreement to which the relevance of such item is reasonably apparent on its face, Purchaser hereby represents and warrants to Parent as follows:

Section 4.1          Organization and Qualification.  Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement is a corporation duly organized, validly incorporated, existing and in good standing under the Laws of the jurisdiction of its organization.  Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement has all requisite corporate or other organizational power and authority to own, lease, use and operate its respective assets and properties and carry on its businesses as now being conducted and is qualified to do business and is in good standing as a foreign corporation or other legal entity in each jurisdiction where the conduct of its business requires such qualification, in each case except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.2       Authority Relative to this Agreement.  Purchaser and each Affiliate of Purchaser that is a party to any Ancillary Agreement has all necessary corporate or similar power and authority, and has taken all corporate or similar action necessary, to execute, deliver and perform this Agreement and the Ancillary Agreements and to consummate the transactions contemplated by this Agreement and the Ancillary Agreements in accordance with the terms hereof and thereof.  No vote or other approval of the stockholders of Purchaser is required in connection with the execution, delivery or performance of this Agreement and the Ancillary Agreements to which it is a party or to consummate the transactions contemplated by this Agreement and the Ancillary Agreements to which it is a party in accordance with the terms hereof and thereof, whether by reason of applicable Law, the organizational documents of Purchaser, the rules or requirements of any securities exchange, or otherwise.  This Agreement has been duly and validly executed and delivered by Purchaser, and, assuming the due authorization, execution and delivery of this Agreement by Parent will constitute, and each Ancillary Agreement when executed and delivered by Purchaser or its applicable Subsidiaries, and, assuming the due authorization, execution and delivery of such Ancillary Agreement by the applicable Subsidiary of Parent, will constitute, a valid, legal and binding agreement of Purchaser and/or its applicable Subsidiaries, enforceable against Purchaser and/or such Subsidiaries in accordance with its terms, subject to the Enforceability Exceptions.

Section 4.3         Consents and Approvals; No Violations.  No filing with or notice to, and no permit, authorization, registration, consent or approval of, any Governmental Entity is required on the part of Purchaser or any of its Subsidiaries for the execution, delivery and performance by Purchaser and/or its Subsidiaries, as applicable, of this Agreement or any Ancillary Agreement or the consummation by Purchaser and/or its Subsidiaries, as applicable, of the transactions contemplated hereby or thereby, except (a) compliance with any applicable requirements of any Competition and Foreign Investment Laws; or (b) any such filings, notices, permits, authorizations, registrations, consents or approvals, the failure to make or obtain would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.  Assuming compliance with the items described in clauses (a) and (b) of the preceding sentence, neither the execution, delivery and performance of this Agreement or any Ancillary Agreement by Purchaser and/or its Subsidiaries, as applicable, nor the consummation by Purchaser and/or its Subsidiaries, as applicable, of the transactions contemplated hereby or thereby will (i) conflict with or result in any breach, violation or infringement of any provision of the respective articles of incorporation or by-laws (or similar governing documents) of Purchaser or its Subsidiaries, (ii) result in a breach, violation or infringement of, give rise to any obligation (including payment or transfer fees) or constitute (with or without due notice or lapse of time or both) a default (or give rise to the creation of any Lien, except for Permitted Liens, or any right of termination, amendment, cancellation or acceleration) under, any of the terms, conditions or provisions of any Contract to which Purchaser or any of its Subsidiaries or any of their respective properties or assets are bound, or (iii) violate any Law applicable to Purchaser or any of its Subsidiaries or any of their respective properties or assets, except, in the case of clause (ii) or clause (iii), as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.4        Litigation.  (a) There is no Action pending or, to the Knowledge of Purchaser, threatened in writing, against Purchaser or any of its Subsidiaries except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect, and (b) neither Purchaser nor any of its Subsidiaries is subject to any Order, except as would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

Section 4.5        Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from Purchaser or any of its Subsidiaries in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 4.6         Investment Decision.  Purchaser is acquiring the Shares for investment and not with a view toward or for the sale in connection with any distribution thereof, or with any present intention of distributing or selling such Shares.  Purchaser acknowledges that the Shares have not been registered under the Securities Act or any other federal, state, foreign or local securities Law, and agrees that such Shares may not be sold, transferred, offered for sale, pledged, distributed, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available under the Securities Act, and in compliance with any other federal, state, foreign or local securities Law, in each case, to the extent applicable.

Section 4.7        Financial Ability.  Purchaser has, and will have at Closing, sufficient immediately available funds and the financial ability to (a) pay the Closing Purchase Price and all other amounts required to be paid by Purchaser under this Agreement on the Closing Date, and (b) perform its other payment obligations under this Agreement and the Ancillary Agreements and, in the case of clauses (a) and (b), to pay any expenses incurred by Purchaser in connection therewith.

Section 4.8     Independent Investigation.  Purchaser acknowledges and agrees that it (a) has completed its own independent investigation, review and analysis of the business, operations, assets, liabilities, results of operations, financial condition, technology, management and prospects of the Transferred Entities and the Business as it deemed appropriate, and based thereon, has formed an independent judgment concerning the Transferred Entities, the Noel Assets, the Noel Liabilities and the Business and (b) has been furnished with, or given access to, projections, forecasts, estimates, appraisals, statements, data or information about the Transferred Entities, the Noel Assets, the Noel Liabilities and the Business, adequate for such purposes.  In entering into this Agreement, Purchaser acknowledges that it has relied solely upon the representations and warranties of Parent expressly set forth in Article III and the Ancillary Agreements and the aforementioned investigation, review and analysis and not on any factual representations or opinions of any of Parent, the Transferred Entities or their respective Representatives (except the representations and warranties of Parent expressly set forth in Article III and the Ancillary Agreements).  Purchaser further acknowledges that no Representative of Parent or the Transferred Entities has any authority, express or implied, to make any representations, warranties or agreements not specifically set forth in this Agreement and subject to the limited remedies herein provided.  Purchaser acknowledges that, should the Closing occur, Purchaser shall acquire the Transferred Entities without any representation or warranty as to merchantability or fitness thereof for any particular purpose, in an “as is” condition and on a “where is” basis, except as otherwise expressly set forth in this Agreement.

Section 4.9        No Other Representations or Warranties; No Reliance.  Purchaser acknowledges and agrees that the only representations and warranties made by Parent or any of its Affiliates, or any other Person or entity on behalf of Parent or any of its Affiliates, are the ones expressly set forth in Article III or the Ancillary Agreements, and Purchaser and its Affiliates have not relied upon, any representation or warranty, whether express or implied, with respect to the Business, Parent, the Transferred Entities or any Affiliate thereof, or their respective businesses, affairs, assets, liabilities, financial condition, results of operations, future operating or financial results, estimates, projections, forecasts, plans or prospects (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, plans or prospects) or with respect to the accuracy or completeness of any other information provided or made available to Purchaser or its Representatives by or on behalf of Parent or any Representative thereof.  Purchaser acknowledges and agrees that, except as expressly set forth in Article III or the Ancillary Agreements, none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Purchaser or any of its Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of any of Parent, the Transferred Entities or any Affiliates thereof or the Business or with respect to any future Environmental Laws.  Purchaser acknowledges and agrees that none of Parent or any Affiliate thereof, or any other Person or entity on behalf of Parent or any Affiliate thereof, has made or makes, and Purchaser has not relied upon, any representation or warranty, whether express or implied, with respect to the Carrier Assets or the Carrier Liabilities.

ARTICLE V

ADDITIONAL AGREEMENTS

Section 5.1           Access to Books and Records.

(a)         After the date of this Agreement until the Closing, and subject to the requirements of applicable Laws, to the extent reasonably practicable Parent shall, and shall cause the Transferred Entities to, afford to Representatives of Purchaser reasonable access, upon reasonable request and notice and solely for purposes of furthering the transactions contemplated by this Agreement and the Ancillary Agreements, to the books and records of the Business (other than with respect to any Carrier Assets or Carrier Liabilities), during normal business hours, consistent with applicable Law and in accordance with the reasonable procedures established by Parent; provided, that none of Parent or the Transferred Entities shall be required to make available (i) Business Employee personnel files until after the Closing Date (it being understood that any Business Employee personnel files that constitute Carrier Assets will not be transferred to the Transferred Entities) or (ii) medical records, workers’ compensation records, the results of any drug testing or other sensitive or personal information if doing so could reasonably be expected to result in a violation of applicable Law; and provided, further, that access under this Section 5.1(a) may be limited by Parent or the Transferred Entities to the extent (A) reasonably necessary (x) for Parent and the Transferred Entities to comply with any applicable COVID-19 Measures or (y) for such access, in light of COVID-19 or COVID-19 Measures, not to jeopardize the health and safety of any of Parent’s or the Transferred Entities’ respective Representatives or commercial partners (provided, that, in the case of each of clauses (x) and (y), Parent shall, and shall cause the Transferred Entities to, use commercially reasonable efforts to provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) in a manner without risking the health and safety of such Persons or violating such COVID-19 Measures); (B) any requested books and records of the Business are stored in an offsite archive location pursuant to the ordinary course document storage policies of Parent and its Affiliates; (C) any applicable law or regulation requires Parent or the Transferred Entities to restrict or otherwise prohibit access to such documents or information; (D) access to a Contract to which Parent or any Transferred Entity is a party or otherwise bound would violate or cause a default pursuant to, or give a third Person the right to terminate or accelerate the rights pursuant to, such Contract; (E) access would result in the disclosure of any trade secrets of third Persons; or (F) such documents or information are reasonably pertinent to any adverse Action between the Parent and its Affiliates, on the one hand, and the Seller Group and its Affiliates, on the other hand.  Purchaser shall indemnify and hold Parent and its Affiliates harmless against any Liabilities arising out of or relating to any transfer requested by or on behalf of Purchaser or its Affiliates of any such personnel files.  Nothing in this Section 5.1 will be construed to require Parent, the Transferred Entities or any of their Representatives to prepare any reports, analyses, appraisals, opinions or other information.  Notwithstanding anything to the contrary in this Agreement, prior to the Closing, Purchaser and its Representatives shall not conduct any Phase II Environmental Site Assessment or conduct any sampling or testing of soil, sediment, surface water, ground water or building material at, on, under or within any facility or property of Parent or any of its Affiliates, including the Business Leased Real Property.

(b)         Purchaser agrees that any access granted under Section 5.1(a) shall not interfere unreasonably with the operation of the Business or any other business of Parent or its Affiliates.  Purchaser and its Representatives shall not communicate with any of the employees of Parent or its Affiliates without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.  Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Affiliates shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws, contracts or obligation of confidentiality; provided that Parent shall use commercially reasonable efforts to make mutually acceptable alternative disclosure arrangements to permit disclosure to Purchaser to evaluate such information that would not jeopardize the attorney-client or other applicable legal privilege or protection of Parent.

(c)         At and after the Closing, except for Tax Returns and other documents governed by Section 7.4(c) and subject to the requirements of applicable Laws and the limitations set forth in the provisos (mutatis mutandis) to Section 5.1(a), Purchaser shall, and shall cause the Transferred Entities to, afford Parent and its Representatives, during normal business hours, upon reasonable request and advance notice, reasonable access to the books, records, properties and employees of each Transferred Entity and the Business to the extent that such access may be reasonably requested for reasonable business purposes, including in connection with financial statements, corporate records, Taxes relating to a pre-Closing period, any potential Action or investigation by or before a Governmental Entity (including in connection with the matters covered under Section 5.11) and SEC or other Governmental Entity reporting obligations; provided, that nothing in this Agreement shall limit any rights of discovery of Parent or its Affiliates.

(d)         At and after the Closing, except for Tax Returns and other documents governed by Section 7.4(c) and subject to the requirements of applicable Laws and the limitations set forth in the provisos (mutatis mutandis) to Section 5.1(a), Parent shall, and shall cause their Affiliates to, afford Purchaser, the Transferred Entities and its respective Representatives, during normal business hours, upon reasonable request and advance notice, reasonable access to the books, records and properties of the Business that are in the possession of Parent or its Subsidiaries to the extent that such access may be reasonably requested for reasonable business purposes, including in connection with financial statements, corporate records, Taxes relating to a post-Closing, any Action or investigation, and any other requirement or request of any Governmental Entity, and compliance with applicable Laws (in each case, other than relating to any dispute or issue between the parties to this Agreement or their Affiliates); provided, that nothing in this Agreement shall limit any rights of discovery of Purchaser or its Affiliates.

(e)       Except for Tax Returns and other documents governed by Section 7.4(c), Purchaser agrees to hold, and to cause the applicable Transferred Entities to hold, all the books and records of each Transferred Entity or the Business existing on the Closing Date and not to destroy or dispose of any thereof for a period of six (6) years from the Closing Date or such longer time as may be required by Law.

Section 5.2           Confidentiality.

(a)     The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, the terms of the Confidentiality Agreement are incorporated into this Agreement by reference and shall continue in full force and effect until the Closing, and that all information provided by or on behalf of Parent to Purchaser or any of its Representatives pursuant to this Agreement, including Section 5.1 and Section 5.3, shall be treated as “Evaluation Materials” under the Confidentiality Agreement.  The parties expressly agree that, notwithstanding any provision of the Confidentiality Agreement to the contrary, including with respect to termination thereof, if, for any reason, the Closing is not consummated, the Confidentiality Agreement shall continue in full force and effect for a period of twenty-four (24) months following termination of this Agreement and otherwise in accordance with its terms.

(b)       For a period of 24 months following the Closing, unless Purchaser otherwise consents in writing, Parent shall, and shall cause its Affiliates and Representatives to, keep confidential and not disclose to any third party or use for any purpose any and all non-public information that is proprietary or competitively sensitive relating to the Business (“Sensitive Business Information”), except to the extent required by Law; provided that, in the event required by Law, the foregoing restriction shall not apply to information (i) that becomes available on a non-confidential basis to Parent or any of its Affiliates from and after the Closing from a third party source that is not known by Parent or its applicable Affiliates to be under any obligations of confidentiality with respect to such information, (ii) that is in the public domain or enters into the public domain through no breach of this Section 5.2(b) by Parent or its Affiliates, (iii) to the extent used by Parent or any of its Affiliates to comply with the terms of this Agreement or any of the Ancillary Agreements or any other Contract between Parent or any of its Affiliates, on the one hand, and Purchaser or any of its Affiliates, on the other hand, (iv) that is, following the Closing, independently derived by Parent or any of its Affiliates without use of such Sensitive Business Information or (v) subject to the immediately following sentence, that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose.  In the event that Parent or any of its Affiliates is required by Law or required or requested pursuant to legal or regulatory process to disclose such information, Parent shall reasonably promptly notify Purchaser in writing unless not permitted by Law, which notification shall include the nature of such requirement or request and the extent of the required or requested disclosure, and will use commercially reasonable efforts to cooperate with Purchaser, at Purchaser’s expense, to obtain assurance that any such information will be afforded confidential treatment.

Section 5.3          Required Actions.

(a)        Purchaser and its Affiliates, including, if applicable, its UPE, and Parent shall take, or cause to be taken, all actions necessary, proper or advisable under any applicable Laws to consummate and make effective in the most expeditious manner possible the Pre-Closing Restructuring, the Sale and the other transactions contemplated by this Agreement, including taking all actions necessary to obtain any consent, clearance, expiration or termination of a waiting period, authorization, Order or approval of, or any exemption by, any Governmental Entity required to be obtained or made by Purchaser (and, if applicable, its UPE) or Parent or any of their respective Subsidiaries in connection with the Pre-Closing Restructuring, the Sale and the other transactions contemplated by this Agreement.

(b)         Purchaser (and, if applicable, its UPE) and Parent shall file or cause to be filed, any filings (including draft filings) or notifications under applicable Competition and Foreign Investment Laws within the timeframes set out in Section 8.1(a) of the Parent Disclosure Schedule.  In the event that the parties receive a request for additional information or documentary materials after an initial notification pursuant to any Competition and Foreign Investment Laws, the parties shall use their respective best efforts to comply with such requests, as applicable, as promptly as possible and produce documents, responses to interrogatories or other information on a rolling basis.  Purchaser and its Affiliates, including, if applicable, its UPE, shall not consent to any voluntary extension of any statutory deadline or waiting period or to any voluntary delay of the consummation of the transactions contemplated hereby or by the Ancillary Agreements or any filing made pursuant to any Competition and Foreign Investment Laws unless Parent has given its prior written consent to such extension or delay or withdrawal.

(c)

(i)         Purchaser shall control all communications with any Governmental Entity relating to Competition and Foreign Investment Laws, and determine and direct the strategy and process by which the parties will obtain all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity relating to Competition and Foreign Investment Laws; provided that Purchaser covenants and agrees to consider in good faith all comments of Parent (or as appropriate Parent’s outside counsel) with respect to filings, submissions and communications prior to delivery of the same to any Governmental Entity.  Without limiting the foregoing, the parties agree to the matters set forth on Section 5.3(c)(i) of the Purchaser Disclosure Schedule.

(ii)      Without limiting the generality of Section 5.3(c)(i), prior to the Closing, to the extent not prohibited by applicable Law, Parent and Purchaser shall (A) work cooperatively with the other party in connection with obtaining all required consents, clearances, expirations or terminations of waiting periods, authorizations, Orders or approvals of, or any exemptions by, any Governmental Entity, (B) promptly inform the other party, and if in writing, furnish the other party with copies of (or, in the case of oral communications, advise the other party of) any communication from any Governmental Entity regarding the Sale or the other transactions contemplated by this Agreement, (C) permit the other party to review and discuss in advance, and consider in good faith the views of the other party in connection with, any proposed written or oral communication or submission with or to any such Governmental Entity, and (D) not participate in any meeting with any Governmental Entity in connection with this Agreement, the Sale or the other transactions contemplated by this Agreement, or with any other Person in connection with any proceeding or Action by a private party relating to any Competition and Foreign Investment Laws in connection with this Agreement, the Sale or the other transactions contemplated by this Agreement or make oral submissions at meetings or in telephone or other conversations, unless it consults with the other party in advance and gives the other party the opportunity to attend and participate thereat.

(iii)      Any disclosures, provisions of information or rights to participate by one party to the other party under this Section 5.3 may be made on a counsel-only basis, to the extent such party deems it advisable and necessary, and shall not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Purchaser or Parent, as the case may be).  Such designated disclosures or information may be redacted (A) to remove references concerning the valuation of the Business and pricing and other competitively sensitive terms in the Contracts of Parent, Purchaser and their respective Affiliates, (B) as necessary to comply with contractual arrangements and (C) as necessary to address reasonable privilege or confidentiality concerns.

(d)      Purchaser and its Affiliates and Parent shall use their respective best efforts to take the actions set forth in this Section 5.3(d) to resolve such objections, if any, as may be asserted by any Governmental Entity with respect to the Pre-Closing Restructuring, the Sale and the other transactions contemplated by this Agreement under any Competition and Foreign Investment Laws.  In connection therewith, if any Action is instituted (or threatened to be instituted) challenging the Pre-Closing Restructuring, the Sale or the other transactions contemplated by this Agreement as violative of any Competition and Foreign Investment Laws, Purchaser, its Affiliates and Parent shall initiate and/or participate in any proceedings, whether judicial or administrative, in order to (i) oppose or defend against any Action by any Governmental Entity to prevent or enjoin the consummation of the Pre-Closing Restructuring, the Closing or the other transactions contemplated by this Agreement and/or (ii) take such action as necessary to overturn any regulatory Action by any Governmental Entity to block consummation of the Pre-Closing Restructuring, the Closing or the other transactions contemplated by this Agreement, including by defending any such Action brought by any Governmental Entity in order to avoid the entry of, or to have vacated, overturned or terminated, including by appeal if necessary, any Order that makes illegal or prohibits the consummation of the Pre-Closing Restructuring, the Closing or the other transactions contemplated by this Agreement resulting from any such Action.

(e)      In furtherance of the undertakings in this Section 5.3, but except as set forth on Section 5.3(e) of the Purchaser Disclosure Schedule, Purchaser and Parent shall take all actions necessary to avoid or eliminate each and every impediment under any Competition and Foreign Investment Laws so as to enable the Pre-Closing Restructuring and the Closing to occur as promptly as practicable (and in any event no later than the Outside Date), including (i) proposing, negotiating, committing to and effecting, by consent decree, hold separate Order or otherwise, the sale, divestiture or disposition of any businesses, product lines or assets of the Transferred Entities, (ii) amending any joint venture or other arrangement of the Transferred Entities and (iii) otherwise taking or committing to take actions that after the Closing would limit Purchaser’s, the Transferred Entities or Purchaser’s other Subsidiaries’ freedom of action with respect to, or its or their ability to retain, any businesses, product lines or assets of the Transferred Entities.  No actions taken pursuant to this Section 5.3(e) shall be considered for purposes of determining whether a Business Material Adverse Effect has occurred or may occur.

Section 5.4           Conduct of Business.

(a)      From the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as otherwise required or contemplated by this Agreement (including any actions, elections or transactions undertaken pursuant to the Pre-Closing Restructuring or Section 5.7), (ii) as required by Law or any COVID-19 Measures, (iii) to the extent relating solely to any Retained Businesses, (iv) as disclosed in Section 5.4 of the Parent Disclosure Schedule, or (v) as otherwise consented to by Purchaser (which consent shall not be unreasonably withheld, conditioned or delayed, and which approval will be deemed to be granted if and to the extent Purchaser does not object in written form (including the reasons for the objection) in accordance with the notice provisions of Section 11.7 within ten (10) Business Days following delivery of Parent’s request for such approval), Parent shall (and shall cause its Subsidiaries, including the Transferred Entities) to, in each case only with respect to the Business and not with respect to any other assets or liabilities, including the Retained Businesses:

(A)     conduct the Business in the ordinary course of business in all material respects;

(B)    not (1) amend or propose to amend the certificates of incorporation or by-laws or equivalent organizational documents of any Transferred Entity, (2) split, combine, or reclassify the outstanding capital stock or similar equity interest of any Transferred Entity or (3) with respect to any Transferred Entity, declare, set aside or pay any non-cash dividend or non-cash distribution to any Person other than a Transferred Entity (except, in the case of clauses (2) and (3), as may facilitate the elimination of intercompany accounts contemplated by Section 5.7 or Section 5.8);

(C)      other than to a Transferred Entity, not (1) issue, sell, pledge, encumber, transfer or dispose of, or agree to issue, sell, pledge, encumber, transfer or dispose of or (2) redeem, repurchase or otherwise acquire or offer to redeem, repurchase or otherwise acquire, or grant, renew, extend or modify any rights with respect to, in each case, any Equity Interests of any Transferred Entity or any options, warrants or rights of any kind to acquire any Equity Interests of, a Transferred Entity’s Equity Interests of any class or any debt or equity securities which are convertible into or exchangeable for such Equity Interest;

(D)     except for transactions in the ordinary course, not (1) incur in excess of $50,000,000 of indebtedness for borrowed money outstanding at any time (other than intercompany indebtedness and indebtedness for which the Transferred Entities will not have any liability at and after the Closing), (2) make any material acquisition of any assets or businesses or (3) sell, pledge, dispose of or encumber any material assets or businesses other than as may be required by applicable Law or permitted by Section 5.4(a)(E);

(E)     not sell, assign, transfer, abandon, permit to lapse (other than by expiration), or otherwise dispose of (including through exclusive license) any material Business Intellectual Property, except (i) abandonment or lapse of any issued or registered material Business Intellectual Property rights at the end of its statutory term or (ii) non-exclusive licenses granted to customers, suppliers, vendors, end-users, resellers or distributors in the ordinary course of business consistent with past practice;

(F)      except as may be required by applicable Law, Collective Bargaining Agreement, or any Seller Benefit Plan or Transferred Entity Benefit Plan, not (1) grant any equity or equity-based awards or increase the amount of any bonus, salary or other compensation payable to any Business Employee or current or former director, officer, employee or other service provider of the Transferred Entities other than increases in base salary in the ordinary course of business for those employees who have an annual salary of less than $200,000, (2) grant or provide any change in control, severance, termination, retention or similar payments or benefits to any Business Employee or current or former director, officer or service provider of any Transferred Entity (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), (3) accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any Business Employee or current or former director, officer, employee or service provider of any Transferred Entity, other than in the ordinary course of business and except as would not result in a Liability to the Transferred Entities;

(G)      not establish, adopt, enter into, terminate or amend any Transferred Entity Benefit Plan or establish, adopt or enter into any plan, agreement, program, policy or other arrangement that would be a Transferred Entity Benefit Plan if it were in existence as of the date hereof, other than (1) in connection with routine, immaterial or ministerial amendments to health and welfare plans that do not materially increase benefits or result in a material increase in administrative costs, or (2) except as required by applicable Law or the terms of any existing Collective Bargaining Agreement or Transferred Entity Benefit Plan;

(H)    except as may be required by a Collective Bargaining Agreement or any Seller Benefit Plan or Transferred Entity Benefit Plan, not (1) hire or engage any person to be a Business Employee, Business Independent Contractor or other service provider to the Business, except (x) in the ordinary course of business for any such individual whose annual base pay is $150,000 or less, (y) to fill a position that is open as of the date hereof and set forth in Section 5.4(a)(H) of the Parent Disclosure Schedule or (z) to replace a Business Employee whose employment is terminated in the ordinary course of business (by reason of involuntary termination, voluntary resignation or otherwise) prior to the Closing, (2) terminate the employment or engagement of any Business Employee or Business Independent Contractor with annual base pay in excess of $150,000, other than for cause (as determined in accordance with past practice), (3) other than as contemplated by the Pre-Closing Restructuring, transfer the employment of any employee of Parent or its Subsidiaries (including the Transferred Entities) into or out of a Transferred Entity (4) other than as contemplated by the Pre-Closing Restructuring, reassign or reallocate the duties or responsibilities of (i) any Business Employee such that such individual would not be a Business Employee as of the Closing or (ii) any employee of Parent or any of its Subsidiaries who is not a Business Employee on the date hereof, such that such individual would be a Business Employee as of the Closing, or (5) waive, release, amend or fail to enforce the restrictive covenant obligations of any Business Employee or Business Independent Contractor or of any former employee or other service provider who primarily provides or provided services to the Business;

(I)       not modify, renew, extend or enter into any Collective Bargaining Agreement, unless required by the terms of the Collective Bargaining Agreement or required under applicable Law, or recognize or certify any Business Employee Representative Body as the bargaining representative of any Business Employees;

(J)        not make any change to its methods of financial accounting, except as required by a change in GAAP (or any interpretation thereof) or in applicable Law;

(K)      except as set forth in the capital budget of the Transferred Entities made available to Purchaser prior to the date of this Agreement, not commit or authorize any commitment to make any capital expenditures in excess of $2,500,000 in the aggregate;

(L)      not adopt a plan or agreement of complete or partial liquidation or dissolution, or dissolve, merge or consolidate any Transferred Entity with any other Person (except with respect to entities that are dormant as of the date of this Agreement set forth on Section 5.4(a)(L) of the Parent Disclosure Schedule);

(M)    not (1) make, change or revoke any material Tax election, (2) change any annual accounting period, (3) adopt or change any method of accounting for Tax purposes, (4) file any material amended Tax Returns, (5) settle, consent to or compromise any claim or assessment in respect of a material amount of Taxes or surrender or compromise any right to claim a material Tax refund or (6) enter into any closing agreement in respect of a material Tax, in each case except for any action that would not reasonably be expected to affect the Taxes of any Transferred Entity (other than any such Tax that will not be economically borne by Purchaser or any of its Affiliates (including, after the Closing, the Transferred Entities) because such Tax (i) is a Parent Tax Liability or (ii) will be fully accounted for in the determination of Working Capital or Indebtedness, as finally determined pursuant to Article II);

(N)     not (1) materially amend, voluntarily terminate (other than the expiration of the term of such Business Material Contract in accordance with its terms without additional action by Parent or its Subsidiaries) or cancel, or waive any material terms of, any Business Material Contract or (2) enter into any Contract that if in effect on the date of this Agreement would be a Business Material Contract, other than, in the case of each of clause (1) and clause (2), in the ordinary course of business;

(O)      not enter into a new line of business or abandon or discontinue any existing material lines of businesses;

(P)      not settle or compromise any Action, or enter into any consent decree or settlement agreement with any Governmental Entity, against or affecting any Transferred Entity or the Business other than settlements or compromises of any Action (1) in the ordinary course of business, (2) where the amount paid in settlement or compromise does not exceed (I) $1,000,000 individually or $3,000,000 in the aggregate (other than for any matter set forth on Section 3.7 of the Parent Disclosure Schedules) or (II) $2,500,000 individually or $5,000,000 in the aggregate for any matter set forth on Section 3.7 of the Parent Disclosure Schedules, (3) that does not involve a material restriction on the Business (it being agreed and understood that this clause (P) shall not apply with respect to Tax matters, which shall be governed by clause Section 5.4(a)(M)) or (4) that does relate to the matters set forth in Schedule IV;

(Q)      (1) purchase or acquire any real property or interest therein, or (2) convey, sell, assign, mortgage, license, lease, sublease, encumber or otherwise transfer or dispose of any interest in material Business Leased Real Property, in each case, other than in the ordinary course of business;

(R)      not agree or commit to do or take any action described in this Section 5.4(a).

(b)          Purchaser covenants and agrees that, from the date of this Agreement through the earlier of the Closing or the termination of this Agreement, except (i) as otherwise contemplated by this Agreement, (ii) as required by Law, or (iii) as otherwise consented to by Parent (which consent shall not be unreasonably withheld, conditioned or delayed), Purchaser shall not, and shall cause its Subsidiaries not to, directly or indirectly take any action set forth on Section 5.4(b) of the Purchaser Disclosure Schedule.

(c)          Nothing contained in this Agreement shall give Purchaser, directly or indirectly, the right to control or direct Parent’s or any of its Affiliates’ (including the Transferred Entities’) businesses or operations prior to the Closing.  Nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct Purchaser’s or any of its Affiliates’ businesses or operations.

Section 5.5           Third Party Consents; Shared Assets.

(a)      Subject to Section 5.5(d), Parent and Purchaser shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to obtain any consents, approvals or waivers required from third parties in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements under Business Material Contracts or Business Real Property Leases (the consents, approvals or waivers referred to in this Section 5.5(a), collectively, the “Third Party Consents”).  To the extent any of the Third Party Consents have not been obtained as of the Closing, Parent and Purchaser shall reasonably cooperate in connection with Purchaser’s and the Transferred Entities’ efforts to obtain all Third Party Consents following the Closing Date.

(b)        Notwithstanding anything to the contrary in this Agreement, including Section 5.3, to the extent that transfers of Permits issued by any Governmental Entity are required to be made to or from a Transferred Entity in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements, Parent and Purchaser shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to effect such transfers at or prior to the Closing.  To the extent any such Permits have not been transferred as of the Closing, Parent and Purchaser shall reasonably cooperate in connection with Purchaser’s and the Transferred Entities’ efforts to transfer such Permits following the Closing Date.

(c)       As soon as reasonably practicable following the execution of this Agreement, Parent and Purchaser shall use commercially reasonable efforts to document and bring into legal effect the separation of each Shared Location in accordance with the applicable plan set forth on Section 5.5(c) of the Parent Disclosure Schedule (the “Separation Plan”), in each case, upon mutually acceptable terms and subject to obtaining any necessary Third Party Consents.  In the event of any conflict or inconsistency between the terms of this Section 5.5(c) and Section 5.15(c), this Section 5.5(c) will control.

(d)       As soon as reasonably practicable following the execution of this Agreement, Parent and Purchaser shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to, with respect to each Contract that relates in part to both (A) the operations or conduct of the Business and (B) the operations or conduct of the Retained Businesses (each, a “Noel Shared Contract”), (i) partially assign, split or otherwise separate such Noel Shared Contract with respect to the portion of such Noel Shared Contract relating to the Business to be transferred in accordance with the terms and conditions of this Agreement, (ii) cause the applicable Transferred Entity to enter into a new Contract with the counterparty to such Noel Shared Contract in respect of the Business, or (iii) cause Parent or its Affiliates to retain such Noel Shared Contract and provide the relevant services provided thereunder relating to the Business as a service under the Transition Services Agreement, in each case, (1) upon mutually acceptable terms and conditions and subject to obtaining any necessary Third Party Consents and (2) to provide that the Parent Group will assume all of the rights and obligations under such Noel Shared Contract that relate to Parent and its Subsidiaries (other than the Transferred Entities), on the one hand, and the Transferred Entities will assume all of the rights and obligations under such Noel Shared Contract that relate to the Business, on the other hand (each of clauses (i) – (iii), each a “Shared Contract Disposition Strategy”).  In the event Parent and Purchaser are unable to agree on a Shared Contract Disposition Strategy for a Noel Shared Contract, Parent and Purchaser shall resolve such disagreement in accordance with the principles set forth on Section 5.5(d) of the Parent Disclosure Schedule.  In furtherance of the foregoing Parent and Purchaser shall, and shall cause their respective Subsidiaries to, use commercially reasonable efforts to, in the case of the Parent Group, cause the applicable counterparty to release the Transferred Entities, as applicable, from the obligations of the Parent Group arising after the Closing Date under the portion of the Noel Shared Contract apportioned to the Parent Group and, in the case of the Transferred Entities, cause the applicable counterparty to release the Parent Group from the obligations of the Transferred Entities arising after the Closing Date under the portion of the Noel Shared Contract apportioned to the Transferred Entities.  Any Liability related to a Noel Shared Contract (including with respect to a breach of a Noel Shared Contract) that is not related to the operation of the Business shall be the sole responsibility of the Parent Group and in no event will be deemed to be a Liability of Purchaser or its Subsidiaries (including the Transferred Entities).

(e)       As soon as reasonably practicable following the execution of this Agreement, (x) Parent and Purchaser shall use commercially reasonable efforts to agree on the actions to be taken with respect to each Seller Benefit Plan set forth on Section 5.5(e) of the Parent Disclosure Schedule, which may include (i) a Transferred Entity establishing a benefit plan that replicates or clones the terms of such Seller Benefit Plan or (ii) the relevant Business Employees transitioning to participate in a benefit plan established or maintained by Purchaser that provides for benefits in accordance with Section 6.2(a), and (y) Parent shall provide Purchaser with available data and information reasonably requested by Purchaser to enable it to satisfy its obligations under Article VI.

(f)       Notwithstanding anything to the contrary in this Agreement, neither Parent nor any of its Affiliates shall have any obligation to make any payments or incur any Liability in order to obtain any Third Party Consent or effect the transfers or arrangements contemplated by this Section 5.5.  The failure to receive any such Third Party Consents or to effect any such transfers or arrangements, and any Action commenced or threatened by or on behalf of any Person arising out of or relating to the failure to receive any such Third Party Consents or effect any such transfers or arrangements, shall not be taken into account with respect to whether any condition to the Closing set forth in Article VIII shall have been satisfied.  With respect to any Noel Shared Contract or Shared Location for which the transfers or arrangements described in this Section 5.5 could not be effected prior to the Closing, Purchaser and Parent shall use commercially reasonable efforts to cause Purchaser, the Transferred Entities, or Purchaser’s other Subsidiaries to obtain the benefits and assume the obligations associated with the portion of such Noel Shared Contract or Shared Location relating to the Business; provided, however, that Parent and Purchaser shall not be required to take any action that would, in their good-faith reasonable judgment, (i) constitute a breach or other contravention of such Noel Shared Contract or any Business Real Property Lease in respect of any Shared Location, (ii) constitute a violation of applicable Law or (iii) would materially adversely affect the rights of Parent or Purchaser or their respective Affiliates, as applicable, with respect to such Noel Shared Contract or Shared Location.

Section 5.6        Public Announcements.  No party to this Agreement nor any Affiliate or Representative of such party shall issue or cause the publication of any press release or public announcement in respect of this Agreement, the Ancillary Agreements or the transactions contemplated hereby or thereby without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by Law or relevant securities exchange rules, in which case the party required to publish such press release or public announcement shall use reasonable best efforts to provide the other party a reasonable opportunity to comment on such press release or public announcement in advance of such publication or (b) to the extent the contents of such release or announcement have previously been released publicly by a party hereto or are consistent in all material respects with materials or disclosures that have previously been released publicly without violation of this Section 5.6.  The parties hereto agree that the initial press release to be issued with respect to the execution of this Agreement shall be in the form heretofore agreed to by Parent and Purchaser.

Section 5.7        Intercompany Accounts; Cash.  At or prior to the Closing, (a) all intercompany accounts, except for those accounts listed on Section 5.7 of the Parent Disclosure Schedule, between any member of the Parent Group, on the one hand, and any Transferred Entity, on the other hand, shall be settled or otherwise eliminated without Liability to any Transferred Entity and (b) any and all cash or cash equivalents of the Transferred Entities may be extracted from the Transferred Entities by Parent or Affiliates of Parent (including, for the avoidance of doubt, through cash sweeps, dividend payments, distributions, share redemptions, recapitalizations and the settling of intercompany loans accounts), in the case of each of clauses (a) and (b), in such a manner as Parent shall determine in its sole discretion.  For the avoidance of doubt, (x) intercompany accounts solely between and among any of the Transferred Entities shall not be required to have been eliminated at the Closing and (y) trade accounts payable and receivable between any Transferred Entity, on the one hand, and any member of the Parent Group, on the other hand, created in the ordinary course of business (including for product sales), and to the extent included in Working Capital, shall not be required to have been eliminated at the Closing.

Section 5.8        Termination of Intercompany Arrangements.  Effective at the Closing, other than any intercompany accounts which survive pursuant to Section 5.7, all arrangements, understandings or Contracts, including all obligations to provide goods, services or other benefits or powers of attorney granted by a Transferred Entity to Parent or its Affiliates (other than the Transferred Entities), by any member of the Parent Group, on the one hand, and any Transferred Entity, on the other hand, shall be terminated without any party having any continuing obligations or Liability to the other, except for (a) this Agreement and the Ancillary Agreements and (b) the other arrangements, understandings or Contracts listed in Section 5.8 of the Parent Disclosure Schedule.

Section 5.9          Guarantees; Commitments.

(a)       On or prior to the Closing, Parent shall use its reasonable best efforts, and Purchaser shall reasonably cooperate with Parent, to cause the Transferred Entities to replace any guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitments or other similar obligation or instrument issued by, or under which, or in connection with, Parent or any of its Affiliates (other than the Transferred Entities) have any Liabilities, in each case, solely to the extent relating to the Business or the Transferred Entities (including, for the avoidance of doubt, those set forth on Section 5.9(a)(i) of the Parent Disclosure Schedule, and, collectively, the “Parent Guarantees”); provided, however, that Parent shall not be required to take any such action prior to the Closing with respect to the Parent Guarantees set forth on Section 5.9(a)(ii) of the Parent Disclosure Schedule (the “Performance Guarantees”); and provided, further, that neither Parent nor any of its Affiliates (other than the Transferred Entities) shall be required to compensate any third party or offer or grant any accommodation (financially or otherwise, including any arrangement to remain secondarily liable or provide any other credit support) to any third party in order to obtain such replacement.  If any Parent Guarantee is not replaced, back-stopped, “rolled-over” or terminated, as applicable, effective as of the Closing (including the release and discharge of all related Liens and security interests), (i) Purchaser shall, and shall cause the applicable Transferred Entity to, use their reasonable best efforts, at their sole expense, to cause Parent and its Affiliates to be released from such Parent Guarantee, (ii) with respect to the Performance Guarantees, Purchaser shall cause the applicable Transferred Entity to, use its reasonable best efforts to satisfy all performance obligations with respect to such Performance Guarantees and (iii) in furtherance of, and without limiting any of the obligations pursuant to Section 5.9(a)(ii), Purchaser shall cause the applicable Transferred Entity to, and the applicable Transferred Entity shall, indemnify and hold harmless Parent and any of its Affiliates against any Liabilities that Parent or any of its Affiliates suffer, incur or are liable for by reason of or arising out of or in consequence of, the Parent Guarantees, any claim or demand for payment made on Parent or any of its Affiliates with respect to any Parent Guarantees and any Action by any Person who is or claims to be entitled to the benefit of, or claims to be entitled to payment, reimbursement or indemnity with respect to any Parent Guarantee.

(b)         On or prior to the Closing, Parent shall use its reasonable best efforts to replace any guarantee, indemnity, surety bond, letter of credit, letter of comfort, commitments or other similar obligation or instrument issued by, or under which, or in connection with, any of the Transferred Entities have any Liabilities, in each case, solely to the extent relating to the Retained Businesses (collectively, the “Transferred Entity Indemnified Guarantees”); provided, however, that neither Parent nor any of its Affiliates shall be required to compensate any third party or offer or grant any accommodation (financially or otherwise, including any arrangement to remain secondarily liable or provide any other credit support) to any third party in order to obtain such replacement.  If any Transferred Entity Indemnified Guarantee is not replaced, back-stopped, “rolled-over” or terminated, as applicable, effective as of the Closing (including the release and discharge of all related Liens and security interests), (i) Parent shall, at its sole expense, use commercially reasonable efforts to cause the Transferred Entities to be released from such Transferred Entity Indemnified Guarantee, and (ii) Parent shall indemnify and hold harmless the Transferred Entities against any Liabilities that the Transferred Entities suffer, incur or are liable for by reason of or arising out of or in consequence of, the Transferred Entity Indemnified Guarantees, any claim or demand for payment made on any Transferred Entity with respect to any Transferred Entity Indemnified Guarantees or any Action by any Person who is or claims to be entitled to the benefit of, or claims to be entitled to payment, reimbursement or indemnity with respect to any Transferred Entity Indemnified Guarantees.

Section 5.10        Insurance Matters and D&O Indemnification.

(a)         From and after the Closing, the Transferred Entities shall cease to be insured by the Parent Group’s insurance policies or programs or self-insured programs, and neither the Transferred Entities nor Purchaser nor its other Affiliates shall have any access, right, title or interest to or in any such insurance policies, programs or self-insured programs (including to all claims and rights to make claims and all rights to proceeds), in each case, with respect to claims arising out of any actual or alleged act, omission, circumstance, matter, event or occurrence first existing or occurring after the Closing relating to the Transferred Entities or the Business (“Post-Closing Claims”).  The members of the Parent Group may, to be effective at the Closing, amend any such insurance policies and ancillary arrangements in the manner they deem appropriate to give effect to this Section 5.10(a).  From and after the Closing, Purchaser and the Transferred Entities shall be responsible for securing all insurance they consider appropriate for the Transferred Entities and the Business with respect to the Post-Closing Claims.  Purchaser further covenants and agrees that it will not, and will cause the Transferred Entities to not, seek to assert any Post-Closing Claims under or in respect of any insurance policy, program or self-insurance program of any member of the Parent Group under which, at any time prior to or at the Closing, any Transferred Entity or Affiliate thereof or the Business has been a named insured.

(b)        At and after the Closing, each Transferred Entity agrees to, and Purchaser agrees to cause each Transferred Entity to, take over and assume all known and incurred but not reported claims of the Transferred Entities and the Business (whether known by Parent or any of its Affiliates or by any of the Transferred Entities), and each Transferred Entity agrees to, and Purchaser agrees to cause each Transferred Entity to, be responsible to pay such claims until they are finally settled and closed.  Notwithstanding anything in this Agreement to the contrary, including subsection (i) of the definition of “Carrier Assets,” from and after the Closing, the Transferred Entities shall have the right to assert claims and access coverage under the Parent Group’s current and historical insurance policies, excluding any self-insured programs (“Shared Parent Policies”), arising out of any actual or alleged act, omission, circumstance, matter, event or occurrence existing or occurring in whole or in part at or prior to the Closing relating to the Transferred Entities or the Business (“Pre-Closing Claims”).  From and after the Closing, the Parent Group shall use commercially reasonable efforts to make any available insurance coverage under the Shared Parent Policies available to the Transferred Entities for Pre-Closing Claims, whether asserted prior to, on or after the Closing, including noticing claims to the applicable insurer(s) and promptly remitting insurance proceeds to the Transferred Entities; provided, that (i) the Parent Group shall be solely responsible for all deductibles, retentions, claims handling fees or any other amounts payable or otherwise retained under any such Shared Parent Policies; (ii) Purchaser and the Transferred Entities shall have sole discretion with respect to determining the Shared Parent Policies to which a Pre-Closing Claim shall be submitted, and the Parent Group shall notice any and all Shared Parent Policies as directed by Purchaser and the Transferred Entities in accordance with the terms and conditions of the applicable Shared Parent Policy(ies); and (iii) in the event that the applicable insurer(s) fails to accept coverage for a Pre-Closing Claim within a reasonable time (including by denying, disputing or reserving rights with respect to any such Pre-Closing Claim), then the Parent Group shall promptly provide to Purchaser and the Transferred Entities copies of the applicable Shared Parent Policy(ies) which Purchaser and the Transferred Entities shall only use for purposes of pursuing any such Pre-Closing Claim.  From and after the Closing, the Parent Group shall (x) maintain the Shared Parent Policies in full force and effect and (y) not amend the Shared Parent Policies in any manner adverse to the Transferred Entities.

(c)        At or prior to the Closing, Parent shall purchase and fully pay the premium for directors’ and officers’ liability tail insurance (the “D&O Tail”) covering the Transferred Entities and all current and former directors and officers of the Transferred Entities (such persons, the “D&O Indemnified Persons”) with respect to matters occurring at or before the Closing (whether known or unknown as of the effective time of the D&O Tail by Parent, Purchaser, any Transferred Entity or any of their respective Affiliates, or the D&O Indemnified Persons); provided, that (i) the D&O Tail is at least equal to the coverage, with limits customary for a business of the Business’s size and operating in the same industry, provided under the Transferred Entities’ directors’ and officers’ liability insurance covering the Transferred Entities in effect as of the date hereof (such insurance “Current Insurance”), (ii) Parent shall maintain such insurance in effect, without any lapse or gaps in coverage, for six (6) years following the Closing Date and (iii) the aggregate premium for the D&O Tail shall not exceed three hundred percent (300%) of the premium for the Current Insurance (the “Maximum Amount”); provided further, that if such insurance is not available or the aggregate premium exceeds the Maximum Amount, then Parent shall obtain the most coverage available for a cost not exceeding the Maximum Amount.  Neither Purchaser nor any of the Transferred Entities shall take any action that would have the effect of limiting the insurance coverage required to be maintained for the directors and officers referred to in this Section 5.10(c) other than the reduction of limits due to claims or other matters paid in the ordinary course.  If Purchaser or any Transferred Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of their properties and assets as an entity in one (1) or a series of related transactions to any Person, then, in each such case, proper provisions shall be made so that the successors and/or assigns of Purchaser or the Transferred Entity, as the case may be, shall assume all of their respective obligations set forth in this Section 5.10(c).  This Section 5.10(c) shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of Purchaser and the Transferred Entities.  Without limiting the foregoing, during the period commencing at the Closing and ending on the sixth (6th) anniversary of the Closing, all rights to indemnification and exculpation from liabilities for and/or advancement of expenses, in each case, in respect of acts or omissions occurring prior to the Closing existing in favor of any of the D&O Indemnified Persons, as provided in the organizational documents of the Transferred Entities, as applicable, shall continue to be binding on the Transferred Entities, and Parent shall cause the Transferred Entities to indemnify and hold harmless each D&O Indemnified Person against all claims, losses, liabilities, damages, judgments, inquiries, fines and fees, costs and expenses, including reasonable and documented attorneys’ fees and disbursements, incurred in connection with any Action, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Closing, including this Agreement and the transactions and actions contemplated hereby), arising out of or pertaining to the fact that the D&O Indemnified Person is or was a director or officer of the Transferred Entities or is or was serving at the request of the Transferred Entities as a director or officer of another Person, whether asserted or claimed prior to, at or after the Closing, to the fullest extent permitted under applicable Law.  In the event of any such Action, (x) each D&O Indemnified Person will be entitled to advancement of reasonable and documented expenses incurred in the defense of any such Action from the applicable Transferred Entity; provided that the D&O Indemnified Person to whom expenses are advanced provides an undertaking to repay any such advance if it is finally determined by a court of competent jurisdiction that such person is not entitled to indemnification under applicable Law; and (y) the applicable Transferred Entity and the D&O Indemnified Persons, as applicable, shall reasonably cooperate in the defense of any such matter.

Section 5.11      Litigation Support.  In the event and for so long as (a) Parent or any of its Affiliates is prosecuting, contesting or defending any Action, investigation, charge, claim, or demand by or against a third party (other than an action brought against or by the other party hereto or any Affiliate of such party) or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or Loss in connection with (i) any transactions contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, arising out of or resulting from the Business or the Transferred Entities (including, for the avoidance of doubt, any Carrier Liabilities or Retained Businesses that were historically part of a Transferred Entity), or (b) Purchaser or any Transferred Entity is prosecuting, contesting or defending any Action, investigation, charge, claim, or demand by or against a third party (other than an action brought against or by Parent or any of its Affiliates) or otherwise addressing, negotiating, disputing, investigating, complying with, mitigating, discharging or otherwise performing or managing any obligation, Liability or Loss in connection with (i) any transactions contemplated under this Agreement or (ii) any fact, situation, circumstance, status, condition, activity, practice, plan, occurrence, event, incident, action, failure to act, or transaction relating to, arising out of or resulting from the Retained Businesses or any Carrier Liabilities, (x) Parent in the case of the foregoing clause (a) and Purchaser in the case of the foregoing clause (b), so long as such matter does not relate to Schedule IV, will keep the other fully and promptly informed with respect to the status of any such Action, investigation, charge, claim, or demand, and shall promptly deliver to each other copies of all material written notices and documents (including court papers) received by the other that relate to such Actions, investigations, charges, claims, or demands, and (y) the other party shall, and shall, cause its other Subsidiaries (including, in the case of Purchaser, the Transferred Entities) and Affiliates (and its and their officers and employees, and shall use its reasonable best efforts to cause its and their other Representatives) to, cooperate with the prosecuting, contesting or defending party and its Affiliates and its and their counsel in such prosecution, contest or defense (to the extent reasonably necessary for such defense), including making available its personnel, participating in meetings, providing such testimony and access to and preservation of their books and records and taking such other actions as shall be reasonably necessary in connection with such prosecution, contest or defense, at the sole cost and expense of the prosecuting, contesting or defending party; provided, that no party shall be required to provide access to or disclose information if, upon the advice of counsel, such access or disclosure would jeopardize the attorney-client or other applicable legal privilege or protection of such party or contravene any Laws, contracts or obligation of confidentiality; provided, further, that such party shall use commercially reasonable efforts to make mutually acceptable alternative disclosure arrangements to permit disclosure to the other party to evaluate such information that would not jeopardize the attorney-client or other applicable legal privilege of such party.  Notwithstanding the foregoing, in addition to the rights and obligations set forth in this Agreement, the parties agree to the procedures set forth on Section 5.11 of the Parent Disclosure Schedule.  This Section 5.11 shall not apply in respect of Taxes, which shall be governed by Section 7.2.

Section 5.12        Misallocated Assets and Misdirected Payments.

(a)         If, following the Closing, any Carrier Asset is found to have been transferred to or retained by the Transferred Entities or their Affiliates, Purchaser shall cause the applicable Transferred Entity to, and the applicable Transferred Entity shall, use reasonable best efforts to (i) transfer, or cause its applicable Affiliate to transfer such right, property or asset to the applicable member of the Parent Group as soon as practicable for no consideration, and (ii) obtain (and Parent shall use its reasonable best efforts to cooperate with Purchaser and the applicable Transferred Entity in obtaining) all consents from Persons necessary or appropriate for the purposes of transferring, assigning, and conveying such Carrier Asset (or part thereof) or the relevant interests in them to the applicable member of the Parent Group; provided, that, until such consent is obtained, the parties hereto shall cooperate so that the applicable member of the Parent Group obtains the rights and benefits and assumes the risks and obligations of (including Taxes imposed on or with respect to) the relevant Carrier Asset.

(b)         If, following the Closing, any Noel Asset is found to have been transferred to or retained by a member of the Parent Group, either directly or indirectly, Parent shall use reasonable best efforts to (i) transfer, or cause the applicable member of the Parent Group to transfer, such Noel Asset to the applicable Transferred Entity or its applicable Affiliate as soon as practicable for no consideration, and (ii) obtain (and Purchaser and the applicable Transferred Entity shall use its reasonable best efforts to cooperate with Parent in obtaining) all consents from Persons necessary or appropriate for the purposes of transferring, assigning, and conveying such Noel Asset (or part thereof) or the relevant interests in them to the applicable Transferred Entity or its applicable Affiliate; provided, that, until such consent is obtained, the parties hereto shall cooperate so that the applicable Transferred Entity obtains the rights and benefits and assumes the risks and obligations of (including Taxes imposed on or with respect to) the relevant Noel Asset.

(c)       Except as otherwise provided in this Agreement or any Ancillary Agreement, following the Closing, (i) if any payments due with respect to the Noel Assets, or any rights, properties or assets transferred to the applicable Transferred Entity or its Affiliates following the Closing pursuant to Section 5.12(a), are paid to any member of the Parent Group, Parent shall, or shall cause the applicable member of the Parent Group to, promptly remit by wire or draft such payment to an account designated in writing by the applicable Transferred Entity and (ii) if any payments due with respect to the Carrier Assets are paid to Purchaser, the Transferred Entities or their Affiliates, Purchaser shall cause the applicable Transferred Entity to, and the applicable Transferred Entity shall, transfer, or cause its Affiliates to promptly remit by wire or draft such payment to an account designated in writing by Parent.

Section 5.13         Use of Marks.

(a)          Except as expressly provided in this Section 5.13 or the Ancillary Agreements, as of the Closing, neither Purchaser nor any of its Affiliates (including the Transferred Entities) shall have or acquire pursuant to this Agreement the right to use, or any other rights in, any Marks of Parent or any of its Affiliates (for clarity, other than the Transferred Entities), including “Carrier,” “Carrier Transicold,” “Kidde,” “Kidde-Fenwal,” “GST Fenwal,” “Aritech,” “Marioff,” “Edwards,” “ALC,” “Automated Logic,” “EcoEnergy,” “OEMCtrl,” “Autronica,” “Badger,” “Chemtron,” “Det-Tronics,” “Fenwal,” “Fireye,” “Gulf Security Technology,” “GST,” “Interlogix,” “Noresco,” “Sensitech,” “Quell,” “Gloria,” “Thomas Glover,” “TempTale,” “Abound,” “Lynx,” “BluEdge,” “Frigorex”, “StorAkey” or “WebCTRL,” or any variations or derivatives thereof that are confusingly similar thereto, but excluding any Marks set forth on Section 3.16(a) of the Parent Disclosure Schedule (the “Parent Names”).  Within sixty (60) Business Days of the Closing, Purchaser shall cause each of the Transferred Entities to make necessary legal filings to change its name to a name that does not include a Parent Name, including making any legal filings necessary to effect such change and to otherwise cease to hold itself out as being affiliated with Parent or any of its Affiliates and shall use commercially reasonable efforts to effectuate such name change.

(b)        Subject to the terms and conditions of this Section 5.13(b), Parent, on behalf of itself and its Affiliates hereby grants the Transferred Entities a limited right to use the Parent Names in the conduct of the Business following the Closing; provided, that (i) the Transferred Entities may only use such Parent Names in substantially the same manner and form, and to substantially the same extent, as such Parent Names were used by the Business in the six (6) months immediately prior to the Closing and (ii) Purchaser shall cause each of the Transferred Entities to, (A) as soon as reasonably practicable after the Closing, cease to hold itself out as having any affiliation with Parent or any of its Affiliates and (B) use commercially reasonable efforts to minimize and transition away from the use of the Parent Names by the Transferred Entities.  In any event, as soon as practicable after the Closing Date and in any event within twelve (12) months thereafter Purchaser shall and shall cause each of the Transferred Entities to (x) cease and discontinue use of all Parent Names used in connection with the Business and (y) complete the removal of the Parent Names from all products, signage, vehicles, properties, technical information, stationery and promotional or other marketing materials and other assets used in connection with the Business.  Notwithstanding the foregoing, nothing in this Section 5.13(b) is intended to prohibit any use (or require any destruction, removal, striking or covering over, or other elimination) by Purchaser or its Affiliates of any Parent Names (1) that are included on any Business products or related materials in any inventory existing as of Closing and included in the Noel Assets or under purchase orders made prior to and through the Closing Date, until such products or materials have been exhausted or until the date that is eighteen (18) months after the Closing Date, whichever is earlier, (2) for internal business purposes, such as archived webpages, records or systems, (3) to the extent required by applicable Law, (4) to factually refer to the historical relationship between Parent and its Affiliates and the Business, including in historical, tax, regulatory and similar records, or (5) in a non-trademark or “fair use” manner, or otherwise in any manner in which an unlicensed third party would be permitted to use such trademarks under applicable Law.  Any and all goodwill arising in connection with the use of the Parent Names by Purchaser or its Affiliates (including, after the Closing, the Transferred Entities), shall inure solely to the benefit of Parent and their Affiliates.

Section 5.14        Non-Solicitation; Non-Compete.

(a)        For a period of two (2) years from the Closing Date, Parent and its Subsidiaries shall not directly or indirectly solicit for employment, hire, employ or engage (whether as an employee, consultant or otherwise), any Transferred Business Employee with a gross annual base salary equal to or in excess of $150,000; provided, that the foregoing shall not restrict any general or public solicitations not specifically targeted at employees of the Business (including searches by any bona fide search firm that is not directed to solicit such employees) or any solicitations, hiring or other actions with respect to any such Person whose employment is terminated due to such Person’s voluntary resignation more than three (3) months prior to the commencement of employment discussions between such Person and Parent and its Subsidiaries.

(b)        For a period of two (2) years from the Closing Date, without the prior written consent of Purchaser, Parent and its Subsidiaries agree not to engage, in any Business Territory, in any access solutions business, as conducted or contemplated in written plans pursuant to which associated research and development expenses have been incurred, in each case, as of each of the date hereof and immediately prior to the Closing by Parent and its Subsidiaries, consisting of (a) the design, engineering, sourcing, sale, installation, servicing and maintenance of any hardware, digital solution, cloud operations and services, system or device for commercial and residential buildings providing for (i) entry into and egress from buildings or rooms, (ii) electronic lockboxes, (iii) central station automation software, (iv) video monitoring for security purposes, (v) monitoring for fire detection purposes, (vi) physical and perimeter security and control of any type and (vii) fire notification alarms and (b) digital real estate brokerage scheduling and showing services and the design and sale of digital real estate brokerage analytics (such business, a “Competing Business”) provided, that, nothing in this Agreement shall restrict Parent or its Subsidiaries at any time from:

(i)         any investment in any Person in which Parent and its Subsidiaries collectively own fifteen percent (15%) or less of the outstanding securities of such Person to the extent such Equity Interests or aggregate investment do not give Parent and its Subsidiaries the right to designate a majority, or such higher amount constituting a controlling number, of the members of the board of directors (or similar governing body) of such Person (a “De Minimis Investment”);

(ii)       investing in any fund in which Parent and its Subsidiaries have no discretion with respect to the investment strategy of such fund;

(iii)     acquiring or investing in, and, after such acquisition or investment, owning an interest in any Person (or its successor) that is engaged in a Competing Business, other than a De Minimis Investment, and operating such Competing Business if such Competing Business generated less than fifteen percent (15%) of such Person’s consolidated annual revenues in the last completed fiscal year of such Person;

(iv)      exercising its rights or complying with its obligations under this Agreement or any of the Ancillary Agreements; or

(v)        owning and operating the Carrier Assets and engaging in the Retained Businesses (including, for the avoidance of doubt, owning and operating the Specified Retained Businesses) as conducted as of the date of this Agreement and as of the Closing Date, and reasonable extensions thereof.

The parties understand and acknowledge that immaterial, de minimis or inadvertent violations of this Section 5.14 by Parent and its Subsidiaries shall not be deemed a breach of this Section 5.14.  Parent acknowledges that the agreements in this Section 5.14 impose a reasonable restraint in light of the activities and business of Parent and its Subsidiaries on the date of this Agreement and the current business of Purchaser, Parent and their respective Affiliates.

Notwithstanding the foregoing or any other provision of this Agreement (including, for the avoidance of doubt, Section 11.8, which is not intended to and does not expand the scope of this Section 5.14), this Section 5.14 shall not restrain or prohibit any activities, actions or conduct of any Person that is not directly or indirectly controlled by Parent, including any joint ventures, partnerships or co-investment vehicles that neither Parent nor any of its direct or indirect Subsidiaries controls.

Section 5.15         Pre-Closing Restructuring.

(a)         Prior to the Closing, (i) Parent agrees to contribute, convey, transfer, assign and deliver, or to cause to be contributed, conveyed, transferred, assigned and delivered, to (A) the Seller Group or its Subsidiaries, and Parent shall cause the Seller Group or their Subsidiaries to agree to accept, free and clear of all Liens, other than Permitted Liens, all of Parent’s and its Subsidiaries’ right, title and interest in, to and under the issued and outstanding Equity Interests of the Transferred Entities (other than the Seller Group) and (B) the Transferred Entities, and Parent shall cause the Transferred Entities to accept, free and clear of all Liens, other than Permitted Liens, all of Parent’s and its Subsidiaries’ right, title and interest in, to and under the Noel Assets (other than the Listed Intellectual Property), which the parties expressly understand and agree shall exclude the Carrier Assets, which shall be retained by the Parent Group and excluded from the Noel Assets or shall be transferred out of the Transferred Entities (if held by a Transferred Entity) prior to the Closing notwithstanding any other provision of this Agreement, and (ii) Parent shall cause the Transferred Entities to agree to accept and assume all Noel Liabilities and to thereafter timely pay, discharge and perform in accordance with their terms, which the parties expressly understand and agree shall not include the Carrier Liabilities.  Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, the Listed Intellectual Property shall be transferred, conveyed, assigned and delivered to Purchaser or one of its Affiliates pursuant to the Intellectual Property Assignment Agreement.

(b)       Notwithstanding anything to the contrary in this Agreement, the parties acknowledge and agree that (i) nothing in this Agreement shall prohibit or restrict (A) the transfer of Carrier Assets or Carrier Liabilities prior to, at or after the Closing to any member of the Parent Group or (B) the transfer (by distribution or otherwise) of any cash or cash equivalents prior to the Closing, and (ii) prior to the Closing, subject to the receipt of necessary Third Party Consents and receipt of any necessary approvals from any Governmental Entity, Parent and its Subsidiaries will use their respective reasonable best efforts to implement the steps set out in Schedule VII (the “Pre-Closing Restructuring Plan” and, such actions, together with the actions to be taken under the Separation Plan, the “Pre-Closing Restructuring”) prior to the Closing.  Parent shall be entitled (x) to modify, amend or redesign the Pre-Closing Restructuring Plan and (y) to amend Schedule VII and Section 3.1 and Section 3.2(b) of the Parent Disclosure Schedule in accordance with the provisions set forth on Section 5.15(b) of the Parent Disclosure Schedule.

(c)

(i)       All transfers pursuant to the Pre-Closing Restructuring shall be on an “as-is,” “where-is” basis, without representation or warranty of any kind or nature (except to the extent required by applicable Law or any representations or warranties or recourse set forth in this Agreement applicable to such transfers), and, for the avoidance of doubt, any agreements (the “Pre-Closing Restructuring Agreements”) to effect the Pre-Closing Restructuring shall not have any effect on the value being given or received by Parent, the Seller Group or Purchaser, including the allocation of assets and Liabilities as between the Parent Group and the Transferred Entities, all of which shall be determined solely in accordance with this Agreement.  Parent shall provide Purchaser with copies of drafts of the Pre-Closing Restructuring Agreements (including, in each case, any exhibits or schedules thereto) pursuant to which the Pre-Closing Restructuring shall be effected, in each case, at a reasonable time before the applicable step of the Pre-Closing Restructuring is effected and shall consider in good faith any comments from Purchaser thereto.

(ii)        Notwithstanding anything to the contrary in this Agreement, the Pre-Closing Restructuring shall include (i) an assignment and assumption agreement or similar transfer document, in form and substance reasonably acceptable to Purchaser, effecting the transfer of all assets and liabilities relating to PFAS Substances from Carrier Fire & Security Americas, LLC (“F&S Americas”) to a member of the Parent Group and (ii) distribution agreements or similar transfer documents, in form and substance reasonably acceptable to Purchaser, effecting the transfer of all of the Equity Interests of Kidde Fire Protection, LLC and, indirectly, Kidde-Fenwal, Inc. owned by F&S Americas to a member of the Parent Group.

(iii)     Without limiting the generality of Section 5.15(c)(i), to the extent that the provisions of a Pre-Closing Restructuring Agreement are inconsistent with, or (except to the extent they implement a transfer in accordance with this Agreement) additional to, the provisions of this Agreement: (A) the provisions of this Agreement shall prevail; and (B) so far as permissible under applicable Law of the relevant jurisdiction, the Parent Group and Purchaser shall cause the provisions of the relevant Pre-Closing Restructuring Agreement to be adjusted, to the extent necessary to give effect to the provisions of this Agreement.

(iv)      Each party hereto shall not, and shall cause its respective Affiliates not to, bring any claim (including for breach of any warranty, representation, undertaking, covenant or indemnity relating to the transactions contemplated by this Agreement) against the other party or any of its Affiliates in respect of or based upon any of the Pre-Closing Restructuring Agreements, except to the extent necessary to enforce any transfer of any assets or liabilities in a manner consistent with the terms of this Agreement.  All such claims (except as referred to above) shall be brought in accordance with, and be subject to the provisions, rights and limitations set out in, this Agreement, and no party shall be entitled to recover damages or obtain payment, reimbursement, restitution or indemnity under or pursuant to any Pre-Closing Restructuring Agreements (but without prejudice to the establishment of the existence of the claim hereunder) to the extent inconsistent with this Agreement.

(d)          Notwithstanding anything to the contrary in this Agreement, this Agreement shall not constitute an agreement to assign or transfer any Noel Asset or any claim or right or any benefit arising thereunder or resulting therefrom if an attempted assignment or transfer thereof, without the consent of a third party (including any Governmental Entity or employee representative body), would constitute a breach or other contravention thereof or a violation of Law.  If, on the Closing Date, any such consent has not been obtained, or if an attempted transfer or assignment thereof would be ineffective or a violation of Law, the Parent Group will, subject to Section 5.3, cooperate in a mutually agreeable arrangement (i) under which Purchaser would, in compliance with Law, obtain the benefits and assume the obligations and bear the economic burdens associated with such Noel Asset, claim, right or benefit in accordance with this Agreement, including subcontracting, sublicensing or subleasing to a Transferred Entity or (ii) under which the Parent Group would enforce for the benefit (and at the expense) of Purchaser any and all of the Parent Groups’ rights against a third party associated with such Noel Asset, claim, right or benefit, and the Parent Group would promptly pay to Purchaser when received all monies received by them under any such Noel Asset, claim, right or benefit (net of the Parent Group’s expenses incurred in connection with any assignment contemplated by this Section 5.15(d)), and the Transferred Entities would assume the obligations and bear the economic burdens associated therewith.

Section 5.16     R&W Insurance Policy.  Purchaser agrees that any representations and warranties insurance policy related to this Agreement (“R&W Insurance Policy”) shall include an express subrogation waiver of rights of or via subrogation, contribution or otherwise against Parent and the other members of the Parent Group, and each of their respective past, present or future directors, officers, employees, partners and managers, except and only to the extent of Fraud committed by such Person, with foregoing Persons being express third-party beneficiaries of such anti-subrogation provision.  For the avoidance of doubt, all costs and expenses of any R&W Insurance Policy shall be borne solely by Purchaser.  Parent and the other members of the Parent Group shall, and shall cause the Transferred Entities to, reasonably cooperate with Purchaser and its Affiliates with respect to the R&W Insurance Policy, including by providing information reasonably requested by or on behalf of the insurer(s) of the R&W Insurance Policy.

Section 5.17       Resignations.  Parent shall use its reasonable best efforts to deliver any resignations (effective as of the Closing) of, or evidence of removal of, the directors, managers and officers of the Transferred Entities that are requested by Purchaser no less than ten (10) Business Days prior to the Closing Date.

Section 5.18     Transition Services Agreement.  Promptly following the execution of this Agreement (and in any event within ninety (90) days after the date of this Agreement), Parent and Purchaser shall prepare and agree in good faith upon the definitive Schedules (as defined in Exhibit C) to the Transition Services Agreement consistent with the principles set forth in the footnotes included in the form Transition Services Agreement attached as Exhibit C.

Section 5.19      Joinder to Agreement.  Prior to the Closing, Parent shall cause each Transferred Entity to execute a joinder to this Agreement substantially in the form attached hereto as Exhibit D.

Section 5.20     No Solicitation of Other Bids.  Immediately following the execution of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with Article IX, Parent shall cease, terminate and cause to be terminated, and will cause all of its Affiliates and Representatives to immediately cease, terminate and cause to be terminated, all discussions or negotiations with any Person, other than Purchaser, with respect to, or that would reasonably lead to, an Acquisition Proposal.  Immediately following the execution of this Agreement, Parent shall use its commercially reasonable efforts to procure the immediate return or destruction of any confidential information of the Transferred Entities that was furnished to another Person in connection with any potential Acquisition Proposal.

Section 5.21       Intellectual Property Registrations.  Parent shall, and shall cause its Subsidiaries to, use commercially reasonable efforts to (i) prior to Closing, execute and file any documents required to effect and record the applicable change of ownership and assignments with any applicable patent, trademark, and copyright offices and domain name registrars and other similar authorities (A) where active registrations or pending applications for the registrations of Business Intellectual Property (other than the Listed Intellectual Property) are still recorded in the name of any Person other than a Transferred Entity, or (B) where the current record owner or chain of title otherwise (as of the date hereof) of any active registration or pending application for registrations of Business Intellectual Property is materially incorrect for any other reason; provided, that Parent shall not be required to correct any such change of ownership or chain of title to the extent such change of ownership or error in chain of title reasonably requires Parent to obtain any documentation that Parent or its Affiliates do not possess, or consent or participation by any Persons other than Parent or its Affiliates, and (ii) following the Closing Date, provide such cooperation and assistance, including delivering requisite documentation (including executed assignment agreements), to Purchaser and its Subsidiaries, as may be reasonably necessary to effect, evidence, or perfect the recordals described in this Section 5.21.  Parent shall be responsible for the costs associated with the activities set forth in Section 5.21(i) and Purchaser shall be responsible for costs associated with all other activities of this Section 5.21.

Section 5.22        Payoff Letters.  No later than three (3) Business Days prior to the Closing, Parent shall deliver or cause to be delivered to Purchaser (a) duly executed payoff letters (or local equivalents) in customary form reasonably satisfactory to Parent for all third party Indebtedness for borrowed money of the Transferred Entities, which payoff letters (or local equivalents) shall state (i) the aggregate amount of the obligations of the Transferred Entities (including unpaid principal, accrued and unpaid interest, prepayment penalties, breakage costs and premiums in connection with the repayment thereof) that will be outstanding thereunder as of the Closing, (ii) that upon receipt of the payoff amount set forth therein, the applicable instruments evidencing and/or giving rise to such Indebtedness shall be automatically terminated and all Liabilities and obligations thereunder of the Transferred Entities shall be satisfied, released and discharged (except for (i) the provisions in such instruments that, by their terms, expressly survive such termination and (ii) any Existing Letters of Credit contemplated by the applicable payoff letter to remain in effect or outstanding following the release of the Liens described in clause (a)(iii) below) and (iii) that all Liens securing such Liabilities and obligations thereunder shall be, upon the payment of applicable payoff amount, automatically released and terminated, and (b) documents necessary to release and/or evidence the release of the Liens described in clause (a)(iii) above, including, all relevant statements, authorizations and other relevant documents to enable Purchaser or Parent to make all filings or to take all other appropriate actions in each applicable jurisdiction to release or evidence the release of the Liens described in clause (a)(iii) above. With respect to any Existing Letter of Credit, prior to the Closing, Parent shall, and shall cause the Transferred Entities to, use reasonable best efforts to take all actions requested by Purchaser to terminate or assist with Purchaser’s backstop of such Existing Letters of Credit (including the release and discharge of all related Liens and security interests); provided, that if any Existing Letter of Credit is not backstopped or terminated on or prior to Closing, such Existing Letter of Credit shall be subject to Section 5.9.

Section 5.23       Intellectual Property Assignment Agreement.  Following the execution of this Agreement, Parent and Purchaser shall in good faith discuss any modifications to the Intellectual Property Assignment Agreement reasonably requested by Purchaser and necessary to carry out the transactions contemplated by this Agreement.

Section 5.24       Requested License to Patents.  Prior to the Closing, Parent shall in good faith review the Patents owned by Parent or any of its Affiliates set forth on Schedule IX to determine whether any such Patents are used or held for use by, or otherwise necessary for the conduct of, the Business as currently conducted, and if any such Patents are determined to be used or held for use by, or otherwise necessary for the conduct of, the Business as currently conducted, Schedule VIII and Exhibit A to the Intellectual Property Cross License Agreement shall be updated to include such Patents.  In addition, prior to the Closing, if either party reasonably believes a Patent owned by Parent or any of its Affiliates (A) is (x) used or held for use by, or otherwise necessary for the conduct of, the Business as currently conducted and not set forth on Exhibit A to the Intellectual Property Cross License Agreement or (y) set forth on Exhibit A to the Intellectual Property Cross License Agreement but is not used or held for use by, or otherwise necessary for the conduct of, the Business as currently conducted, or (B) is (x) Business Intellectual Property that is not set forth on Section 3.16(a) of the Parent Disclosure Schedule or (y) included in Section 3.16(a) of the Parent Disclosure Schedule and is not primarily used or held for use in the Business, then (i) such party shall provide the other party written notice thereof, (ii) the parties shall review such Patent in good faith and (iii) if such requesting party’s belief is correct, then (1) in the case of the foregoing clause (A), Schedule VIII and Exhibit A to the Intellectual Property Cross License Agreement shall be updated to include or delete such Patent, as applicable and (2) in the case of the foregoing clause (B), Section 3.16(a) of the Parent Disclosure Schedule shall be updated to include or delete such Patent, as applicable.

ARTICLE VI

EMPLOYEE MATTERS COVENANTS

Section 6.1          Continuation of Employment.

(a)          On a monthly basis and no later than ten (10) Business Days prior to the Closing Date, Parent shall make available to Purchaser updates (as of the most reasonably practicable date prior to the date that such update is made available) to the list of (i) Business Employees (with each such update including the information required pursuant to Section 3.11(c)(i) through (viii), including, if a Business Employee is on leave, the nature of the leave and, if known, the expected return date, and further including (to the maximum extent permitted by applicable Law), within thirty (30) days following the date hereof and on each subsequent update to such list, the name of each Business Employee), and (ii) Business Independent Contractors (including the information required pursuant to Section 3.11(d)(i) through (iv)), in each case, to reflect new hires or engagements, terminations or other personnel changes occurring between the date hereof and the date which is ten (10) Business Days prior to the Closing Date, subject, in each case, to Section 5.4.

(b)          As of the Closing Date, Purchaser shall cause each of the Transferred Entities to continue to employ on the Closing Date its respective Transferred Entity Employees who are employed by a Transferred Entity at such time.  From and after the date of this Agreement until sixty (60) Business Days prior to the anticipated Closing Date, Purchaser will consider in good faith any proposal by Parent to add additional individuals to the list of (i) Business Employees and (ii) Excluded Employees set forth in Section 1.1(a) of the Parent Disclosure Schedule.

(c)          As early as necessary taking account any applicable termination notice periods and in any event no later than one (1) month prior to the Closing Date, Purchaser shall cause, or shall cause an Affiliate to, make an offer of employment to each Offer Employee, with such offer effective as of the Closing, on terms and conditions consistent with the requirements of this Article VI.  Notwithstanding the foregoing, and subject to applicable Law, Purchaser shall, or shall cause one of its Affiliates to, offer employment on terms consistent with this Article VI to any Offer Employee who is an Inactive Employee as of the Closing Date to the extent that any such Inactive Employee, within one hundred eighty (180) days following the Closing Date (or such longer period as required by applicable Law), presents himself or herself for, and is able to return to, active service.  Any Inactive Employee who accepts such an offer of employment shall be treated as an Offer Employee under this Agreement as of the date of such employment commencement.  Parent shall, or shall cause its Affiliates to, promptly notify Purchaser of the occurrence and end of any such leave of absence of an Inactive Employee.

(d)          Notwithstanding anything to the contrary contained in this Agreement; in the event that Purchaser, in consultation with Parent or its Affiliate, reasonably determines by no later than one (1) month prior to the Closing Date, that, (i) pending the establishment or operationalizing of a new entity that is, or will be, an Affiliate of Purchaser in a particular jurisdiction or (ii) Parent failed to implement the steps set out in the Pre-Closing Restructuring Plan with respect to the Business Employees, in each case, such that Purchaser and its Affiliates are not legally or operationally able to employ any Business Employee in such jurisdiction as of the Closing Date, then Parent shall use its reasonable best efforts (to the extent permitted by applicable Law) to effect that Purchaser or its Affiliates shall be supplied the services of such employees (each such employee, a “Delayed Transfer Employee”) in any such jurisdiction until Purchaser or any of its Affiliates is legally and operationally able to employ any such Delayed Transfer Employees (which date shall in no event be later than nine (9) months after the Closing Date), at which time Purchaser or one of its Affiliates shall promptly offer employment to each such Delayed Transfer Employee in accordance with the terms of Section 6.1(c).  For and in consideration of the services of each Delayed Transfer Employee provided to Purchaser or its Affiliates pursuant to this Section 6.1(d), Purchaser shall promptly pay and deliver to Parent a monthly payment equal to the total amount of compensation, employee benefit expenses and employment taxes (in each case, to the extent reasonable and documented) actually incurred by Parent in connection with the services provided by each Delayed Transfer Employee to Purchaser or its Affiliates.  Purchaser shall indemnify and hold harmless the Parent Indemnified Parties for all Liabilities arising from, or relating to, any actions by, or omissions of, Purchaser and its Affiliates (and their respective employees and service providers) relating to the Delayed Transfer Employees who become Delayed Transfer Employees by operation of subsection (i) of this Section 6.1(d), and such Delayed Transfer Employees’ provision of services to Purchaser and its Affiliates, including any employment-related Actions brought by Delayed Transfer Employees.

(e)          Purchaser and Parent agree to take, or cause their respective Affiliates to take, all actions required under applicable Law (including the Transfer Regulations) and all other actions as are necessary or appropriate such that the employment of each Automatic Transfer Employee will transfer to Purchaser or its Affiliates (including the Transferred Entities).  Notwithstanding the foregoing, if any Automatic Transfer Employee, to the extent permitted in accordance with applicable Law, objects to such automatic transfer, Purchaser shall (or shall cause an Affiliate to) make a written offer of employment to such Automatic Transfer Employee, on the terms and conditions consistent with this Article VI, applicable Law and the terms and conditions which would have applied had such Automatic Transfer Employee’s employment transferred pursuant to the Transfer Regulations.  Effective as of the Closing, Parent and their Affiliates shall cease to employ any such Automatic Transfer Employee who accepts such offer.

(f)          To the extent that any Business Employee does not become a Transferred Entity Employee pursuant to this Section 6.1, Parent or its applicable Affiliate shall, effective as no later than the Closing Date, either (i) terminate the employment of such employee or (ii) after consultation with Purchaser, reassign such employee to a position with Parent or any of its Subsidiaries (other than the Transferred Entities); provided that, in the case of this clause (ii) of this Section 6.1(f), from the effective date of such reassignment, such employee shall not be considered a Business Employee for any purpose under this Agreement.

Section 6.2          Terms and Conditions of Employment.

(a)          With respect to each Transferred Business Employee, Purchaser shall, provide or cause to be provided, for the twelve (12)-month period commencing on the Closing Date, (i) at least the same wage rate or cash salary level in effect for such Transferred Business Employee immediately prior to the Closing, (ii) non-equity incentive compensation opportunities that are no less favorable than those in effect with respect to such Transferred Business Employee immediately prior to Closing, and (iii) retirement and health and welfare benefits (other than those under any defined benefit pension plans, retiree health or retiree welfare plans or arrangements, or deferred compensation plans) that are no less favorable in the aggregate than those in effect with respect to such Transferred Business Employee immediately prior to the Closing (other than those under any defined benefit pension plans, retiree health or retiree welfare plans or arrangements, or deferred compensation plans).  Notwithstanding the foregoing, Purchaser shall not be prohibited by this Section 6.2 from terminating the employment of any Transferred Business Employee following the Closing Date.  Purchaser shall cause the Transferred Entities and their Affiliates to, and the Transferred Entities and their Affiliates shall, in addition to meeting the applicable requirements of this Article VI, comply with any additional obligations or standards arising under applicable Laws or Contracts governing the terms and conditions of employment or termination of employment of the Transferred Business Employees, including any Collective Bargaining Agreements.

(b)          In addition, and without limiting the application of Section 6.2(a), in the event that Purchaser and its Affiliates fail to provide to any Transferred Business Employee the terms and conditions of employment required under applicable Law or any Benefit Plan set forth on Section 3.10(a) or 3.10(b) of the Parent Disclosure Schedule, and such failure results in any obligation, contingent or otherwise, of any member of the Parent Group to pay any severance or other compensation payments to any Transferred Business Employee, or any additional Liability incurred by any member of the Parent Group in connection therewith, in each case, under any Benefit Plan set forth on Section 3.10(a) or 3.10(b) of the Parent Disclosure Schedule, Purchaser shall, and shall cause its Affiliates to, reimburse and otherwise indemnify and hold harmless any member of the Parent Group for all such severance and other compensation and additional Liabilities.  Notwithstanding the foregoing, for the twelve (12)-month period commencing on the Closing Date, Purchaser shall, or shall cause its Affiliates to, provide each Transferred Business Employee who suffers a termination of employment under circumstances that would have given the Transferred Business Employee a right to severance payments and benefits under Parent’s or its Affiliate’s severance policies in effect immediately prior to the Closing Date, each as set forth on Section 3.10(a) or 3.10(b) of the Parent Disclosure Schedule (the “Severance Policy”), with severance payments and benefits no less favorable than those that would have been provided to such Transferred Business Employee under the Severance Policy; provided, that any such severance payments and benefits be paid pursuant to the terms and conditions of Purchaser’s applicable severance policy.

(c)          With respect to each unvested equity award relating to common stock of Parent that is outstanding as of the date of this Agreement and held by a Transferred Business Employee as of immediately prior to the Closing (each, a “Parent LTIP Award”), Parent shall take such actions as are necessary so that upon the Closing, (i) a pro-rated portion of each such Parent LTIP Award shall vest (at target for any performance based equity award) and such vested pro-rated portion of the Parent LTIP Award shall be settled in common stock of Parent or cash and (ii) the remaining portion of each such Parent LTIP Award (each, an “Unvested Parent LTIP Award”) shall be cancelled for no consideration.  The pro-ration of any time-based vesting Parent LTIP Award shall be determined by dividing the number of days in the applicable vesting period elapsed through the Closing Date by the total number of days in such vesting period.  The pro-ration of any performance-based vesting Parent LTIP Award shall be determined by dividing the number of days in the applicable performance period elapsed through the Closing Date by the total number of days in such performance period.  Purchaser agrees to grant to each Transferred Business Employee who holds an Unvested Parent LTIP Award a cash or, at the discretion of Purchaser, an equity incentive award relating to common stock of Purchaser (each, a “New LTIP Award”). Each New LTIP Award shall have a grant date value equal to the value of any Unvested Parent LTIP Award, as determined in accordance with this Section 6.2(c), and shall have the same time-based vesting schedule as applied to such Unvested Parent LTIP Award immediately prior to the Closing; provided that such New LTIP Award shall be subject to the terms and conditions of Purchaser’s applicable equity or incentive award plan or program.  No later than thirty (30) days prior to the Closing, Parent shall deliver an updated Equity Award Schedule to Purchaser containing the applicable information as of the Business Day prior to the Closing Date.  The grant date value of the New LTIP Awards shall equal (x) in the case of an Unvested Parent LTIP Award of restricted or performance stock units, the aggregate value of the shares of Parent common stock underlying the corresponding Unvested Parent LTIP Award (at target for any performance stock unit) based on the closing price per share of common stock of Parent on the Closing Date (or the last trading day preceding that Closing Date, if the Closing Date is not a trading day) and (y) in the case of an Unvested Parent LTIP Award of stock appreciation rights, the grant date target value of the Unvested Parent LTIP Award.

Section 6.3        Service Credit.  As of and after the Closing, Purchaser shall, or shall cause the applicable Transferred Entity to, give each Transferred Business Employee full credit for all purposes under (a) any Transferred Entity Benefit Plans, (b) each other employee benefit plan, policy or arrangement, and (c) any other service-based or seniority-based entitlement, in each case maintained or made available for the benefit of Transferred Business Employees as of and after the Closing by Purchaser or any of its Affiliates, for such Transferred Business Employee’s service prior to the Closing with Parent and its applicable Affiliates (including the Transferred Entities) and their respective predecessors, to the same extent such service is recognized by Parent and its applicable Affiliates (including the Transferred Entities) immediately prior to the Closing and as reported by Parent to Purchaser; provided, that such credit shall not be given (i) to the extent that it would result in a duplication of benefits for the same period of service and (ii) for purposes of (1) benefit accruals under any Defined Benefit Pension Plans or retiree health or retiree welfare plans or arrangements or (2) vesting of any equity or equity-based compensation.

Section 6.4          Health Coverages.  Purchaser shall use commercially reasonable efforts to cause each Transferred Business Employee (and his or her eligible dependents) to be covered by a group health plan or plans that (a) comply with the provisions of Section 6.2(a),(b) do not limit or exclude coverage on the basis of any pre-existing condition of such Transferred Business Employee or dependent (other than any limitation already in effect under the corresponding group health Seller Benefit Plan or Transferred Entity Benefit Plan) or on the basis of any other exclusion or waiting period not in effect under the applicable group health Seller Benefit Plan or Transferred Entity Benefit Plan, and (c) the extent that such plans are the Transferred Entity group health plans in which such Transferred Business Employee becomes eligible to participate for the first time following the Closing, provide such Transferred Business Employee full credit, for the first year of eligibility, for any deductible, co-payment or out-of-pocket expenses already incurred by the Transferred Business Employee under the applicable group health Seller Benefit Plan or Transferred Entity Benefit Plan during such year for purposes of any deductible, co-payment or maximum out-of-pocket expense provisions, as applicable, of such Transferred Entity group health plans.

Section 6.5          Accrued Vacation, Sick Leave and Personal Time.  Purchaser will, or will cause an Affiliate (including the Transferred Entities) to, recognize and assume all Liabilities with respect to accrued but unused vacation time for all Transferred Business Employees (including any Liabilities to Transferred Business Employees for payments in respect of earned but unused vacation time and accrued but unused time off in lieu of overtime pay that arise as a result of the transfer of employment contemplated by this Article VI), but solely to the extent such amounts are reflected in Working Capital.  Purchaser shall cause the Transferred Entities to, and the Transferred Entities shall, allow Transferred Business Employees to use the vacation, sick leave and personal time recognized or established in accordance with the first sentence of this Section 6.5 in accordance with the terms of the applicable policies and programs of Purchaser or its relevant Affiliates as may be in effect from time to time.  Notwithstanding the foregoing, solely to the extent required by applicable Law, on or immediately prior to the Closing Date (or, with respect to an Inactive Employee, the date such Inactive Employee becomes a Transferred Business Employee), Parent or its Affiliate shall pay, or cause to be paid, to each Transferred Business Employee, any earned amounts that are required to be paid by Parent or its Affiliates as a result of the Pre-Closing Restructuring or the transactions contemplated in this Agreement, including but unused vacation time, accrued but unused time off in lieu of overtime pay, long-service awards and termination payments, and Purchaser shall promptly (and, in any event, within ten (10) Business Days following the later of the Closing Date and the date of the applicable payment) reimburse Parent or its Affiliate for such payment.

Section 6.6        Cash Incentive Compensation.  Purchaser shall assume all Liability for any cash incentive compensation (including sales commissions) payable under any Benefit Plan in respect of the calendar year in which the Closing occurs (or any portion thereof) to Transferred Business Employees in connection with their services to the Business (the “Cash Incentive Compensation”) and the Parent Group shall not have any Liability for the Cash Incentive Compensation.  All Cash Incentive Compensation shall be governed by plans, programs or arrangements maintained by Purchaser and its Affiliates (including the Transferred Entities) in their discretion, subject to Purchaser’s obligations under Section 6.2(a); provided, that the amount of Cash Incentive Compensation actually paid by Purchaser and its Affiliates (including the Transferred Entities) to Transferred Business Employees shall be not less than the accrued amount of Cash Incentive Compensation included in Working Capital.  If the Closing occurs prior to the date on which any of the Transferred Entities pay Cash Incentive Compensation for any open performance period, then Purchaser shall cause the applicable Transferred Entity to, and the applicable Transferred Entity shall, pay the applicable Cash Incentive Compensation to each Transferred Business Employee who is otherwise eligible to receive it for such open performance period; provided, that Cash Incentive Compensation payments shall be (a) based on the Cash Incentive Compensation plan and targets in effect as of immediately prior to the Closing and consistent with the accruals set forth on the Closing Statement, (b) determined reasonably and in good faith by the applicable Transferred Entity in the ordinary course of business and (c) paid by the applicable Transferred Entity at the same time that such Cash Incentive Compensation is typically paid in the ordinary course of business.

Section 6.7         Collective Bargaining Agreements.  Purchaser agrees that, to the extent required by applicable Law, as of and following the Closing Date, each Transferred Entity shall recognize the Business Employee Representative Bodies that are signatories to the Collective Bargaining Agreements covering Transferred Business Employees as the representatives of the Transferred Business Employees who are members of the bargaining units described therein.  Notwithstanding anything to the contrary in this Article VI to the contrary, the terms and conditions of employment for any Transferred Business Employee covered or bound by a Collective Bargaining Agreement shall be governed by the terms of such applicable Collective Bargaining Agreement.

Section 6.8        Labor Consultations.  Following the date of this Agreement, Parent shall (and shall cause its Affiliates to) satisfy all requirements under applicable Law or pursuant to any Collective Bargaining Agreement to provide notifications to, and conduct consultations, discussions or negotiations with, applicable Business Employees and Business Employee Representative Bodies (or any other representatives elected specifically for this purpose) in connection with the transactions contemplated by this Agreement, including as required pursuant to the Transfer Regulations.  Purchaser shall (and shall cause its Affiliates to) reasonably cooperate with Parent and its Affiliates, as Parent and its Affiliates may reasonably request, in satisfying such obligations.

Section 6.9       Foreign National Employees.  Parent shall, or shall cause its Affiliates (including the Transferred Entities) to, use reasonable best efforts to procure, transfer or maintain the visa, foreign worker status or other permissions that Business Employees who are foreign nationals may require in order that such Business Employee may continue to work in such Business Employee’s current position as a Transferred Business Employee following the Closing Date (or, with respect to an Inactive Employee, the date such Inactive Employee becomes a Transferred Business Employee).

Section 6.10    Business Independent Contractors.  Prior to the Closing Date, Parent shall, or shall cause its Affiliates to, use commercially reasonable efforts to make each Business Independent Contractor available to Purchaser or its Affiliates for purpose of allowing Purchaser or its Affiliates to interview each such Business Independent Contractor and determine each such Business Independent Contractor’s continued provision of services to Purchaser or its Affiliates (including the Transferred Entities), if any, following the Closing Date.  As of the Closing, Parent shall, or shall cause its Affiliates to, ensure that each Business Independent Contractor who enters into a new agreement with Purchaser or its Affiliates (including the Transferred Entities) is released form any engagement with Parent or its Affiliates, including any post-termination restrictive covenants that would prohibit or restrict such Business Independent Contractor form providing services to Purchaser or its Affiliates (including the Transferred Entities).

Section 6.11      Seller Benefit Plans; Transferred Entity Benefit Plans; International Plans.  Except as provided by the Transition Services Agreement, each Transferred Business Employee shall cease to actively participate in the Seller Benefit Plans effective as of the Closing.  Except as otherwise expressly provided in this Article VI, Purchaser shall not assume any obligations under, or Liabilities with respect to, or receive any right or interest in any trusts relating to, any assets of or any insurance, administration or other contracts, or related obligations pertaining to, any Seller Benefit Plan.  For the avoidance of doubt, as of the Closing, Purchaser and its Affiliates shall assume, or shall cause the Transferred Entities to assume or retain, as the case may be, sponsorship of, and all Liabilities and other obligations with respect to, the Transferred Entity Benefit Plans.  To the extent that any Transferred Entity Benefit Plans are not listed on Section 3.10(a) of the Parent Disclosure Schedule or documents relating to Benefit Plans in Sections 3.10(a) and (b) are not made available to Purchaser before the date of this Agreement, Parent shall make available to Purchaser a list of such plans and such documents as soon as reasonably practicable after the date of this Agreement, and such updated list of such plans shall be deemed to amend Section 1.1(e) of the Parent Disclosure Schedule; provided, that no such update or amendment to Section 1.1(e) of the Parent Disclosure Schedule shall include any (v) Benefit Plan that is a Defined Benefit Pension Plan or post-employment health and welfare plan, (x) any Benefit Plan (other than individual offer letter or employment agreements) that provides for severance or termination benefits other than those required by applicable Law, (y) any Benefit Plan (other than individual offer letter or employment agreements) for which the Liabilities in respect of or arising from such Benefit Plan are not accrued and reflected in Indebtedness, Net Working Capital, or Parent Transaction Expenses, or (z) any Benefit Plan that includes Liabilities related to any Person other than a Transferred Business Employee or former employee of the Business.

Section 6.12         No Third Party Beneficiaries.  Without limiting the generality of Section 11.5, nothing in this Agreement is intended to or shall (a) be treated as an amendment to, or be construed as amending, any Seller Benefit Plan, Transferred Entity Benefit Plan or other benefit plan, program or agreement sponsored, maintained or contributed to by Parent, any Transferred Entity or any of their respective Affiliates, (b) prevent Purchaser or its Affiliates from terminating any Transferred Entity Benefit Plan or any other benefit plan in accordance with its terms, (c) prevent Purchaser or its Affiliates, on or after the Closing Date, from terminating the employment of any Business Employee, or (d) confer any rights or remedies (including third-party beneficiary rights) on any current or former director, employee, consultant or independent contractor of Parent, any Transferred Entity or any of their respective Affiliates or any beneficiary or dependent thereof or any other Person.

ARTICLE VII

TAX MATTERS

Section 7.1          Tax Returns.

(a)          Parent shall prepare or shall cause to be prepared and timely file or cause to be timely filed (i) any combined, consolidated or unitary Tax Return that includes any member of the Parent Group, on the one hand, and any of the Transferred Entities, on the other hand (a “Combined Tax Return”) and (ii) any Tax Return that includes or relates to any Parent Tax Liability for which Parent may be liable under Section 10.2 (an “Indemnified Tax Return”).  Purchaser shall not amend or revoke, and shall not cause or permit to be amended or revoked, any Combined Tax Return or Indemnified Tax Return (or any notification or election relating thereto) without the prior consent of Parent (not to be unreasonably withheld, conditioned or delayed).  In the case of any Indemnified Tax Return that is required to be authorized and signed by any Transferred Entity after Closing, Parent shall (x) provide the Purchaser with a draft of such Indemnified Tax Return for Purchaser’s review and comment not later than twenty (20 Business Days prior to the filing thereof, (y) consider in good faith any reasonable comments provided by Purchaser and (z) deliver such Indemnified Tax Return (as revised pursuant to the immediately preceding clause (y)), along with any Taxes shown as due and owing thereon for which Parent is responsible in accordance with this Agreement, to the Purchaser for authorization and signing of such Indemnified Tax Return prior to submission, and Purchaser shall procure that such Indemnified Tax Return is so authorized and signed as soon as reasonably practicable and without further amendment by and on behalf of the relevant Transferred Entity, and submitted to the appropriate Tax authority along with such Taxes received from Parent as soon as reasonably practicable (and in any event within any relevant time limit); provided, that none of Purchaser or any of its Affiliates (including the Transferred Entities) will be required to file any Indemnified Tax Return to the extent that Parent does not incorporate comments thereto that are provided by Purchaser pursuant to this Section 7.1(a) and Purchaser reasonably determines, in reliance on written advice of nationally-recognized tax counsel, that Parent’s failure to incorporate such comments has resulted in such Indemnified Tax Return reflecting a position for which there is not “substantial authority” (within the meaning of Treasury Regulations Section 1.6662-4(d) or any comparable, analogous or similar provision of state, local or non-U.S. Law).

(b)          Notwithstanding anything to the contrary in this Agreement, neither Purchaser nor any member of the Parent Group shall be required to provide any Person with any Tax Return or copy of any Tax Return of (i) Purchaser or any of its Affiliates, or Parent or any other member of the Parent Group, as the case may be, or (ii) a consolidated, combined, affiliated or unitary group that includes the Purchaser or any of its Affiliates, or Parent or any member of the Parent Group (including any Combined Tax Return), as the case may be.

(c)          From and after the Closing Date, without the consent of the Parent (which shall not be unreasonably withheld, conditioned, or delayed), Purchaser shall not, and shall not permit any of its Affiliates (including the Transferred Entities) to, take any of the following actions with respect to Parent Tax Liabilities: (A) make any material Tax election, (B) amend any income or other material Tax Return or (C) initiate any voluntary disclosure, in each case except as required by a “determination” within the meaning of Section 1313(a) of the Code.  Purchaser shall not, and shall not permit any of its Affiliates (including the Transferred Entities) to take any action outside the ordinary course of business on the Closing Date after the Closing, except to the extent contemplated by this Agreement.

Section 7.2          Tax Contests.

(a)          If any Taxing Authority asserts a Tax Claim for which the non-recipient is liable (including, for the avoidance of doubt, Parent Tax Liabilities for which Parent is liable under Section 10.2), then the party to this Agreement first receiving notice of such Tax Claim promptly shall provide written notice thereof to the other party or parties to this Agreement; provided, however, that any delay or failure to so notify the liable party shall only relieve the liable party of its obligations hereunder to the extent, if at all, that the liable party is materially prejudiced (as determined by a court of competent jurisdiction) by reason of such delay or failure.  Such notice shall specify in reasonable detail the basis for such Tax Claim and shall include a copy of the relevant portion of any correspondence received from the Taxing Authority.

(b)          In the case of a Tax Proceeding of or with respect to any Transferred Entity for any taxable period ending on (and including) or before the Closing Date (except with respect to Parent Tax Liabilities), Purchaser shall have the exclusive right to control such Tax Proceeding; provided, however, that (i) Parent shall have the right to participate in such Tax Proceedings and attend any meetings or conferences with the relevant Taxing Authority at its own expense and (ii) Purchaser shall not settle, compromise or abandon any such Tax Proceeding without obtaining the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) if such Tax Proceeding (x) relates to Taxes for which Parent is responsible pursuant to this Agreement or (y) is reasonably expected to have an impact on the Tax Returns of (1) Parent or any other member of the Parent Group or (2) a consolidated, combined or unitary group that includes any member of the Parent Group (including any Combined Tax Return).  Except as otherwise set forth in this Section 7.2(b) and subject to Section 7.1 with respect to Parent Tax Liabilities, Purchaser shall have the exclusive right to control any Tax Proceeding with respect to any Transferred Entity.

(c)          Notwithstanding anything to the contrary in this Agreement, Parent shall have the exclusive right to control in all respects, and neither Purchaser nor any of its Affiliates shall be entitled to participate in, any Tax Proceeding with respect to (i) any Tax Return of Parent or a member of the Parent Group; and (ii) any Tax Return of a consolidated, combined or unitary group that includes any member of the Parent Group (including any Combined Tax Return).

Section 7.3         Tax Refunds.  Parent shall be entitled to any credits and refunds of Tax (including interest received thereon, but net of reasonable costs or expenses, including Taxes, incurred by Purchaser or any of its Affiliates (including, after the Closing, the Transferred Entities) in obtaining such refund) actually received (including through a reduction in cash Taxes otherwise payable) by Purchaser or any of its Affiliates (including, after the Closing, the Transferred Entities) with respect to Parent Tax Liabilities (a “Tax Refund”); provided, that Parent shall not be entitled to any Tax Refund to the extent such Tax Refund (a) relates to Taxes that were economically borne by Purchaser or any of its Affiliates (including the Transferred Entities) following the Closing, (b) was specifically taken into account in the determination of Working Capital or Indebtedness, as finally determined pursuant to Article II or (c) is attributable to the carryback of any Tax attribute generated in a taxable Period (or portion thereof) beginning after the Closing Date.  Purchaser shall cause the amount of any such Tax Refund (net of reasonable costs or expenses, including Taxes, incurred by Purchaser or any of its Affiliates (including, after the Closing, the Transferred Entities) in obtaining such refund) to be paid to Parent promptly after it is received.  To the extent a Tax Refund paid over to Parent or any of its Affiliates hereunder is subsequently disallowed or otherwise reduced, Parent shall (or shall cause its applicable Affiliate to) pay to Purchaser the amount of such disallowed or reduced Tax Refund (net of reasonable costs or expenses, including Taxes, incurred by Parent or its Affiliates in obtaining such Tax Refund).

Section 7.4          Cooperation and Exchange of Information.

(a)          Not more than sixty (60) days after the receipt of a request from the other party, Parent or Purchaser (as the case may be) shall, and shall cause their respective Affiliates to, use commercially reasonable efforts to provide to the other party a package of Tax information materials, including schedules and work papers and copies of books and records (to the extent permitted by applicable Law), reasonably requested by such party to enable such party to prepare and file all Tax Returns required to be prepared and filed by it with respect to the Transferred Entities for any Tax period (or portion thereof) ending on (and including) or prior to the Closing Date.  Parent and Purchaser shall prepare any such package completely and accurately, in good faith and in a manner consistent with the preparing party’s past practice.

(b)         Each party to this Agreement shall, and shall cause its Affiliates to, provide to the other parties to this Agreement such reasonable assistance, cooperation, documentation and information as any of them reasonably may request in (i) filing any Tax Return, amended Tax Return or claim for refund, (ii) determining a liability for Taxes or (iii) conducting any Tax Proceeding.  Such cooperation and information shall include providing necessary powers of attorney, copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to rulings or other determinations by taxing authorities and relevant records concerning the ownership and Tax basis of property and other information, which any such party may possess.  Each party shall make its employees reasonably available on a mutually convenient basis, at its cost, to provide an explanation of any documents or information so provided.

(c)         From and after the Closing, each party shall use commercially reasonable efforts to retain all Tax Returns, schedules and work papers, and all material records and other documents relating to Tax matters, of the relevant entities (including, any the case of parent, any member of the Parent Group that held Noel Assets or Noel Liabilities prior to the Pre-Closing Restructuring) for their respective Tax periods (or portions thereof) ending on (and including) or prior to the Closing Date until the original expiration of the statute of limitations for the Tax periods to which the Tax Returns and other documents relate.

Section 7.5        Straddle Periods.  For purposes of determining the Parent Tax Liabilities (and, with respect to income Taxes in Working Capital), the parties shall utilize the following conventions for determining the amount of Taxes attributable to the portion of the Straddle Period ending on (and including) the Closing Date: (i) in the case of property Taxes and other similar Taxes imposed on a periodic basis, the amount attributable to the portion of the Straddle Period ending on the Closing Date shall equal the Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of calendar days in the portion of the Straddle Period ending on (and including) the Closing Date and the denominator of which is the number of calendar days in the entire Straddle Period; and (ii) in the case of all other Taxes (including income Taxes, sales Taxes, value-added Taxes, employment Taxes, withholding Taxes, capital gains and similar Taxes), the amount attributable to the portion of the Straddle Period ending on the Closing Date shall be determined as if the Transferred Entity (and to the extent relevant, any other entity in which a Transferred Entity owns an equity interest) filed a separate Tax Return with respect to such Taxes for the portion of the Straddle Period ending as of the end of the day on the Closing Date suing a “closing of the books methodology;” provided, that (A) exemptions, allowances or deductions that are calculated on an annual basis (including depreciation and amortization deductions) shall be allocated between the period ending on (and including) the Closing Date and the period beginning after the Closing Date in proportion to the number of days in each period to which such exemption, allowance or deduction is applicable, (B) all income Tax assets of the Transferred Entities that in each case are allocable to any taxable period (or portion thereof) ending on (and including) or before the Closing Date under the principles of this Agreement shall be utilized to reduce the liability for income Taxes otherwise included in the calculation of Working Capital, but only to the extent permitted under applicable Law to be utilized in such period with respect to such liability for income Taxes (and, to the extent such Tax assets are not utilized to reduce such liability in such period, such Tax assets shall not be included as assets in the calculation of Working Capital), and (C) Tax liabilities determined under Sections 951 and 951A of the Code shall be determined by assuming that the taxable period of each of the relevant CFCs ended as of the Closing Date (such that all Tax liabilities with respect to income of such CFCs under Sections 951 and 951A of the Code that are attributable to economic activity occurring on or before the Closing Date will be taken into account).

Section 7.6         Tax Sharing Agreements.  On or before the Closing Date, provided a Clear Exit Amount (if required) has been made by the Transferred Entities to the Seller Group under an Australian Tax Sharing Agreement, the rights and obligations of the Transferred Entities pursuant to all Tax Sharing Agreements or arrangements (other than this Agreement), if any, to which any of the Transferred Entities, on the one hand, and any member of the Parent Group, on the other hand, are parties, shall terminate, and neither any member of the Parent Group, on the one hand, nor any of the Transferred Entities, on the other hand, shall have any rights or obligations to each other after the Closing in respect of such agreements or arrangements, unless provided otherwise under an Australian Tax Sharing Agreement.

Section 7.7          Tax Treatment of Payments.  Except to the extent otherwise required pursuant to a “determination” (within the meaning of Section 1313(a) of the Code or any similar provision of state, local or foreign Law), Parent, Purchaser, the Transferred Entities and their respective Affiliates shall treat any and all payments under this Agreement following the Closing Date as an adjustment to the purchase price for all Tax purposes, in each case to the maximum extent permitted by applicable Law.

Section 7.8       Certain Tax Elections.  Purchaser shall make, or shall join with Parent in making, as applicable, and shall cause its Affiliates (including the other Transferred Entities) to make an election under Section 338(g) or Section 338(h)(10) of the Code (or any comparable election under state, local or foreign Law) (“Section 338 Elections”) with respect to the acquisition of a Transferred Entity at the request of Parent in accordance with this Section 7.8.  Purchaser shall not make, and shall cause its Affiliates (including the other Transferred Entities) not to make (i) any Section 338 Elections other than Section 338 Elections requested by Parent pursuant to the preceding sentence or (ii) any election with respect to any Transferred Entity (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3), which election would be effective on or prior to the Closing Date.  If Parent has requested a Section 338 Election, the parties shall cooperate to prepare and timely file, or cause to be prepared and timely filed, IRS Form(s) 8023 and any comparable, analogous or similar forms under state or local Law, together with any attachments thereto required to be filed in order to effect any Section 338(h)(10) election made pursuant to this Section 7.8 (excluding any IRS Form 8883) (collectively, the “Section 338 Forms”).  Parent shall prepare an initial draft of any Form 8883 to be filed in connection with any Section 338 Elections made pursuant to this Section 7.8 consistently with the Allocation Schedule as finally determined pursuant to Section 7.13 and shall provide Purchaser with a draft copy of such IRS Form 8883 for review and comment not later than thirty (30) days prior to the due date for filing of such IRS Form 8883, and shall consider in good faith any reasonable comments provided by Purchaser not later than fifteen (15) days prior to the due date for filing such IRS Form 8883.  The Section 338 Forms will be duly executed (to the extent required to make valid any Section 338 Election) by Parent and Purchaser and will be timely filed by each Party as required by Law.  In the case of any Transferred Entity treated as a “controlled foreign corporation” (within the meaning of Section 957(a) of the Code) for U.S. federal income tax purposes as of the Closing Date (“CFC”) with respect to which no Section 338 Election is made pursuant to this Section 7.8 and with respect to which the election under Treasury Regulations Section 1.245A-5(e)(3)(i) to close the taxable year of such Transferred Entity for U.S. federal income Tax purposes as of the end of the Closing Date (“Section 245A Election”) is available under applicable Law, the parties shall, and shall cause their respective Affiliates (including the Transferred Entities) to, cooperate in timely making a Section 245A Election, and shall take any commercially reasonable actions reasonably necessary and appropriate to effect and preserve any Section 245A Election in accordance with the provisions of Treasury Regulations Section 1.245A-5(e)(3)(i); provided, that (i) with respect to each CFC, Parent shall notify Purchaser within forty-five (45) Business Days after the Closing Date whether Parent has determined to make a Section 338 Election, a Section 245A Election or neither pursuant to this Section 7.8 (provided, that in the event that Parent determines to make a Section 338 Election or a Section 245A Election for such CFC, such determination shall be final and binding for purposes of this Agreement) and (ii) with respect to any CFC for which no Section 338 Election or Section 245A Election will be made, the CFC Tax Amount for such CFC shall be taken into account as a Tax liability in Working Capital.  Parent and Purchaser shall reasonably cooperate to determine the CFC Tax Amount.  For the avoidance of doubt, no CFC Tax Amount shall be taken into account as a Tax liability in Working Capital with respect to any CFC for which Parent has determined in accordance with this Section 7.8 that a Section 338 Election or a Section 245A Election will be made.  This Section 7.8 is intended to satisfy the requirement for a binding agreement under Treasury Regulations Section 1.245A-5(e)(3)(i)(C)(2) with respect to each Transferred Entity for which a Section 245A Election is made.  Neither Parent nor Purchaser shall file, and or cause its Affiliates to file, any Tax Returns in a manner that is inconsistent with any Section 338 Elections or Section 245A Elections made pursuant to this Section 7.8, except as otherwise required by a “determination” within the meaning of Section 1313(a) of the Code.

Section 7.9        Transfer Taxes.  Notwithstanding anything to the contrary in this Agreement, each of Parent and Purchaser shall pay, when due, and be responsible for, fifty percent (50%) of any sales, use, transfer, real property transfer, registration, documentary, stamp or similar Taxes and related fees and costs imposed on or payable in connection with the transactions contemplated by this Agreement (excluding any Taxes measured by net income or gain, or any franchise, withholding or similar Taxes, “Transfer Taxes”); provided that any Transfer Taxes with respect to the Pre-Closing Restructuring shall be borne exclusively by Parent.  The party responsible under applicable Law for filing the Tax Returns with respect to any such Transfer Taxes shall prepare and timely file such Tax Returns and promptly provide a copy of such Tax Return to the other party; provided, further, that in the case of United Kingdom stamp duty Purchaser shall be deemed to be responsible for filing any required Tax Returns in relation to the transfer of the Transferred Entities incorporated in the United Kingdom for these purposes only.  Parent and Purchaser shall, and shall cause their respective Affiliates to, cooperate to timely prepare and file any Tax Returns or other filings relating to such Transfer Taxes, including any claim for exemption or exclusion from the application or imposition of any Transfer Taxes; provided, that, notwithstanding any of the foregoing, neither Purchaser or any of its Affiliates nor Parent or any of its Affiliates shall be required to file any claim for exemption or exclusion from the application or imposition of any Transfer Taxes, or any claim for any reduction thereof, if such party reasonably determines that the filing of such claim or any related action would have an adverse effect on either Purchaser or any of its Affiliates or Parent or any of its Affiliates, as the case may be.

Section 7.10     Withholding.  All sums payable under this Agreement shall be paid free and clear of all deductions, withholdings, set-offs or counterclaims whatsoever save only as required by Law; provided that notwithstanding any other provision of this Agreement to the contrary, Purchaser and its agents or Affiliates shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Law.  If any deductions or withholdings are required by Law, the payer shall account to the relevant Governmental Entity or Taxing Authority for the amount so required to be deducted or withheld and to the extent that amounts are so deducted or withheld in accordance with the preceding sentence and paid over to the relevant Governmental Entity or Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. To the extent any amounts are required to be deducted or withheld by Purchaser (i) other than with respect to capital gains Taxes imposed by Brazilian or Indian Law (the “Known Withholding Taxes”), Purchaser shall give to Parent written notice at least ten (10) Business Days prior to such payment, (ii) Purchaser shall reasonably cooperate with Parent to mitigate and reduce such withholding to the extent permitted by applicable Tax Law and (iii) to the extent such information is relevant to determining Purchaser’s obligation to deduct or withhold such amounts, Parent shall provide to Purchaser, no later than the delivery of the Preliminary Allocation pursuant to Section 7.12(b), calculations detailing the adjusted basis, the amount realized and any other information reasonably relevant to determine the obligations of Purchaser (the “Withholding Calculations”), which Withholding Calculations shall be prepared in accordance with applicable Law.  Parent and Purchaser shall utilize such Withholding Calculations to determine the amount of any required deduction or withholding.  Notwithstanding anything in this Section 7.10 to the contrary, to the extent that any Tax (other than the Known Withholding Taxes) is required to be withheld from any payment hereunder pursuant to this Section 7.10 as a result of Purchaser assigning, pursuant to Section 11.8, its right to purchase any Transferred Entity to an Affiliate organized in a jurisdiction other than (x) the jurisdiction of organization of such Transferred Entity or (y) the jurisdiction of organization of the entity that is selling such Transferred Entity, then Purchaser or such Affiliate, as applicable, shall remit to the applicable payee, along with such payment, an additional amount to place such payee in the same after-tax position as such payee would have been in had the applicable payment not been subject to such deduction or withholding.

Section 7.11        VAT.  Where under the terms of this Agreement one party is liable to indemnify or reimburse another party in respect of any costs, charges or expenses, the payment shall include an amount equal to any VAT thereon not otherwise recoverable by the other party or the representative member of any VAT group of which it forms part.  If any payment under this Agreement constitutes the consideration for a taxable supply for VAT purposes, then (i) the recipient shall provide to the payer a valid VAT invoice, and (ii) except where the reverse charge procedure applies, and subject to the provision of a valid VAT invoice in accordance with (i), in addition to that payment the payer shall pay to the recipient any VAT due.

Section 7.12       Allocation of Purchase Price.

(a)         Within one hundred twenty (120) days after final determination of the Post-Closing Adjustment and the Final Purchase Price (or as soon as reasonably practicable thereafter), Parent shall provide to Purchaser a schedule allocating the Final Purchase Price (together with any other relevant amounts, including liabilities deemed assumed for U.S. federal income tax purposes) among each of (i) the Transferred Entities, with any amount allocated to a Transferred Entity that is either (A) classified as a disregarded entity for U.S. federal income tax purposes or (B) for which a Section 338 Election has been or will be made allocated amongst the assets of such Transferred Entity and (ii) any other assets acquired pursuant to this Agreement or any Ancillary Agreement (including any treated as having been acquired for Tax purposes) in accordance with Code Sections 1060 and 338 and Treasury Regulations thereunder (the “Allocation Schedule”); provided, that the Allocation Schedule shall reflect not less than 88.6% of the Final Purchase Price as allocated to F&S Americas (the “Agreed U.S. Allocation”).  If within thirty (30) days after receiving the Allocation Schedule, Purchaser has not objected, the Allocation Schedule shall be final and binding.  If within thirty (30) days Purchaser objects to the Allocation Schedule, Parent and Purchaser shall cooperate in good faith to resolve their differences; provided, that to the extent the parties fail to agree on the Allocation Schedule, (x) the Allocation Schedule shall consist solely of the Agreed U.S. Allocation and (y) Parent, on the one hand, and Purchaser, on the other hand, shall otherwise each be entitled to prepare (and cause its respective Affiliates, including the Transferred Entities to prepare) its Tax Returns as it otherwise determines appropriate.  Purchaser and Parent agree for all U.S. federal, state and local Tax reporting purposes to report the transactions contemplated by this Agreement in accordance with the agreements in this Section 7.12(a) and the Allocation Schedule as finally determined pursuant to this Section 7.12(a), and to not take any position during the course of any audit or other legal proceeding inconsistent with the agreements in this Section 7.12(a) as to such Allocation Schedule unless required by “determination” within the meaning of Section 1313(a) of the Code.

(b)         Parent shall provide Purchaser no later than one (1) Business Day following the delivery of the Estimated Closing Statement an allocation of the Closing Purchase Price among the (i) Shares and (ii) any other assets acquired pursuant to this Agreement (including any treated as having been acquired for Tax purposes) (the “Preliminary Allocation”) which Preliminary Allocation shall be prepared in accordance with applicable Law and shall, to the extent applicable, be consistent with the Withholding Calculations delivered pursuant to Section 7.10.  If Purchaser disagrees with the Preliminary Allocation provided by Parent, Parent shall reasonably consider in good faith any comments of Purchaser.  For the avoidance of doubt, the Preliminary Allocation shall not be binding on the parties for purposes of Section 7.12(a); provided, however, that any such amounts shall be treated as final to the extent that such allocation is required to be final pursuant to applicable Law.

Section 7.13        Transaction Tax Deductions.  Parent, Purchaser, the Transferred Entities and their respective Affiliates agree that for all Tax purposes, the Transaction Tax Deductions shall be allocated to the Parent Group (to the maximum extent permitted under Law) and included in the Tax Returns that relate to the Pre-Closing Period, and the parties shall apply the safe harbor election set forth in IRS Revenue Procedure 2011-29 with respect to any success-based fees.

Section 7.14       Survival.  The covenants and agreements in this Article VII shall survive the Closing until ninety (90) days following the expiration of the applicable statute of limitations for the underlying Tax or Tax matter.

ARTICLE VIII

CONDITIONS TO OBLIGATIONS TO CLOSE

Section 8.1          Conditions to Obligation of Each Party to Close.  The respective obligations of each party to consummate the Closing shall be subject to the satisfaction or waiver at or prior to the Closing of the following conditions:

(a)          Regulatory Approvals.  The consents, authorizations and approvals required to be obtained in connection with the consummation of the Closing from any Governmental Entities set forth on Section 8.1(a) of the Parent Disclosure Schedule shall have been obtained (or any applicable waiting period thereunder shall have expired or been terminated).

(b)          No Injunctions.  No Governmental Entity of competent authority in the jurisdictions set forth on Section 8.1(b) of the Parent Disclosure Schedule shall have issued an Order or enacted a Law that remains in effect and makes illegal or prohibits the consummation of the Closing (collectively, the “Legal Restraints”).

Section 8.2         Conditions to Purchaser’s Obligation to Close.  Purchaser’s obligation to consummate the Closing shall be subject to the satisfaction or waiver at or prior to the Closing of all of the following conditions:

(a)          Representations and Warranties.  In the case of (i) and (iv), disregarding all “materiality,” “Business Material Adverse Effect” and similar qualifications contained in such representations and warranties, (i) the representations and warranties of Parent set forth in the first sentence of Section 3.1 (Organization and Qualification; Transferred Entities), Section 3.2 (Capitalization of the Transferred Entities) (other than the second sentence of Section 3.2(b)), Section 3.3 (Authority Relative to this Agreement), Section 3.5(d) (Financial Statements; Liabilities) and Section 3.21 (Brokers) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made on and as of the Closing Date, (ii) the representations and warranties of Parent set forth in the second sentence of Section 3.2(b) (Capitalization of the Transferred Entities) shall be true in all respects (other than de minimis inaccuracies) as of the date hereof and as of the Closing Date as if made on and as of the Closing Date, (iii) the representations and warranties of Parent set forth in Section 3.6(b) (No Material Adverse Effect) shall be true and correct as of the date hereof and as of the Closing Date as if made on and as of the Closing Date and (iv) each of the other representations and warranties of Parent contained in Article III shall be true and correct as of the date hereof and as of the Closing Date as if made on and as of the Closing Date except (A) in each case of clauses (i), (ii), (iii) and (iv), representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (iv), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Business Material Adverse Effect.

(b)          Covenants and Agreements.  The covenants and agreements of Parent (including the covenants relating to the Pre-Closing Restructuring set forth in Section 5.15) to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)          Officer’s Certificate.  Purchaser shall have received a certificate, dated as of the Closing Date and signed on behalf of Parent by an executive officer of Parent, stating that the conditions specified in Section 8.2(a) and Section 8.2(b) have been satisfied.

Section 8.3          Conditions to Parent’s Obligation to Close.  The obligations of Parent to consummate the Closing shall be subject to the satisfaction or waiver at or prior to the Closing of all of the following conditions:

(a)          Representations and Warranties.  In the case of (ii), disregarding all “materiality,” “Purchaser Material Adverse Effect” and similar qualifications contained in such representations and warranties, (i) the representations and warranties of Purchaser set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority Relative to this Agreement) and Section 4.5 (Brokers) shall be true and correct in all respects (other than de minimis inaccuracies) as of date hereof and as of the Closing Date as if made on and as of the Closing Date and (ii) each of the other representations and warranties of Purchaser contained in Article IV shall be true and correct in all respects as of date hereof and as of the Closing Date as if made on and as of the Closing Date, except (A) in each case, for such representations and warranties that are made as of a specific date shall be true and correct (subject to the standards set forth herein) only on and as of such date and (B) in the case of clause (ii), where the failure of such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Purchaser Material Adverse Effect.

(b)          Covenants and Agreements.  The covenants and agreements of Purchaser to be performed on or before the Closing Date in accordance with this Agreement shall have been performed in all material respects.

(c)          Officer’s Certificate.  Parent shall have received a certificate, dated as of the Closing Date and signed on behalf of Purchaser by an executive officer of Purchaser, stating that the conditions specified in Section 8.3(a) and Section 8.3(b) have been satisfied.

Section 8.4          Frustration of Closing Conditions.  No party may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such party’s failure to perform any of its obligations under this Agreement.

ARTICLE IX

TERMINATION

Section 9.1          Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)          by mutual written consent of Parent and Purchaser;

(b)          by either Parent or by Purchaser, if:

(i)        the Closing shall not have occurred on or before the date that is twenty-four (24) months after the date of this Agreement (the “Outside Date”); provided that the right to terminate this Agreement under this clause (i) shall not be available to any party to this Agreement whose failure to perform any material covenant or obligation under this Agreement has been the cause of, or has resulted in, the failure of the Closing to occur on or before such date;

(ii)       Parent (in the case of a termination by Purchaser) or Purchaser (in the case of a termination by Parent) shall have breached or failed to perform in any material respect any of its respective representations, warranties, covenants or other agreements contained in this Agreement, and such breach or failure to perform (A) would give rise to the failure of a condition set forth in Section 8.2(a), Section 8.2(b), Section 8.3(a), or Section 8.3(b), as applicable, and (B) (1) is incapable of being cured prior to the Outside Date or (2) has not been cured prior to the date that is sixty (60) days from the date that the breaching or non-performing party is notified in writing by the other party of such breach or failure to perform; provided, that the right to terminate this Agreement under this Section 9.1(b)(ii) shall not be available to any party to this Agreement if such party shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement; and provided, further, that the right to terminate this Agreement under this Section 9.1(b)(ii), if not exercised, shall expire ninety (90) days following delivery of written notice of such breach or failure to perform; or

(iii)       any Legal Restraint permanently preventing or prohibiting consummation of the Closing shall be in effect and shall have become final and nonappealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 9.1(b)(iii) shall have complied with its obligations under this Agreement, including Section 5.3, with respect to any such Legal Restraint; or

(c)          by Parent, if (i) all of the conditions in Section 8.1 and Section 8.2 (other than those conditions that by their nature are to be satisfied at the Closing and that would be satisfied if there were a Closing) have been satisfied or waived, (ii) Parent has notified Purchaser in writing at least three (3) Business Days prior to such termination that Parent is ready, willing and able to consummate the Closing (subject to the satisfaction or waiver of all of the conditions set forth in Section 8.3), and (iii) Purchaser has failed to consummate the Closing by the earlier of (A) three (3) Business Days after the date by which the Closing is required to have to have occurred pursuant to Section 2.3 and (B) the Outside Date; provided, that notwithstanding anything in this Section 9.1 to the contrary, no party shall be permitted to terminate this Agreement during any such three (3) Business Day period.

Section 9.2         Notice of Termination.  In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 9.1, written notice of such termination shall be given by the terminating party to the other.

Section 9.3          Effect of Termination.  In the event of termination of this Agreement by either or both of Parent and Purchaser pursuant to Section 9.1, this Agreement shall terminate and become void and have no effect, and there shall be no Liability on the part of any party to this Agreement or its officers, directors, employees, equity holders, Affiliates, agents, successor or assigns, except as set forth in the Confidentiality Agreement, Section 5.2 (Confidentiality), Section 5.6 (Public Announcements), Article XI (General Provisions) and the second to last sentence of Section 5.1(a) (Access Indemnity); provided, that termination of this Agreement shall not relieve any party hereto from Liability for Willful Breach of this Agreement or in the case of Fraud.  Nothing herein shall limit or prevent any party from exercising any rights or remedies it may have under Section 11.11.  Notwithstanding anything to the contrary in this Agreement, the provisions of Section 5.2 (Confidentiality), Section 5.6 (Public Announcements), Article XI (General Provisions), the second to last sentence of Section 5.1(a) (Access Indemnity) and this Section 9.3 shall survive any termination of this Agreement.

Section 9.4          Extension; Waiver.  At any time prior to the Closing, either Parent, on the one hand, or Purchaser, on the other hand, may (a) extend the time for performance of any of the obligations or other acts of the other, (b) waive any inaccuracies in the representations and warranties of the other contained in this Agreement or in any document delivered pursuant to this Agreement or (c) waive compliance with any of the agreements or conditions of the other contained in this Agreement.  Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party granting such extension or waiver.

ARTICLE X

INDEMNIFICATION

Section 10.1     Survival of Representations, Warranties, Covenants and Agreements.  This Article X and those covenants and agreements set forth in this Agreement that by their terms contemplate performance in whole or in part after the Closing shall survive the Closing in accordance with their respective terms.  All representations and warranties, and all other covenants and agreements in this Agreement shall terminate at and not survive the Closing, and there shall be no liability after the Closing in respect thereof, except in the case of Fraud.  Without limiting the generality of the foregoing or anything else in this Agreement, from and after the Closing (other than in the case of Fraud), Purchaser, on behalf of itself, its Affiliates, and its and their respective Representatives, hereby fully, unconditionally and irrevocably waives (and discharges and releases Parent, its Affiliates and its and their respective Representatives, and its and their respective successors and assignees for) any and all claims, demands, torts, liens, suits, Actions, causes of action, debts, damages, obligations, liabilities and rights whatsoever, at law or in equity, whether known or unknown, suspected or unsuspected, now existing or which may hereafter accrue, directly or indirectly, arising out of or related to the transactions contemplated by this Agreement, other than with respect to any covenants or agreements that expressly survive the Closing pursuant to this Section 10.1 and the express rights to indemnification pursuant to Section 10.2.  Purchaser shall not make, and Purchaser shall not permit any of its Affiliates to make, any claim or demand, or commence any proceeding asserting any claim or demand, including any claim of contribution or any indemnification, against any of Parent, its Affiliates and its and their respective Representatives, and its and their respective successors and assignees with respect to any Liabilities released pursuant to this Section 10.1.

Section 10.2       Indemnification by the Parent.  Effective as of and after the Closing, Parent shall defend, indemnify and hold harmless Purchaser, its Affiliates, its and their respective successors and assigns, and its and their respective directors, officers and employees (collectively, the “Purchaser Indemnified Parties”) from and against (i) any and all Losses (regardless of whether or not such Losses relate to a Third Party Claim) of the Purchaser Indemnified Parties, in each case, to the extent arising out of or resulting from any breach of any covenant or agreement of Parent contained in this Agreement that by its terms contemplate performance in whole or in part after the Closing and (ii) any and all Actions, Losses and Liabilities (regardless of whether or not such Losses or Liabilities relate to a Third Party Claim) of the Purchaser Indemnified Parties, in each case, arising out of or resulting from any Carrier Liabilities, including any Liability relating to, arising out of, or resulting from, the matters set forth on Schedule IV, in the case of clause (ii), whether any such Liability arises before or after the Closing, is known or unknown or contingent or accrued.  Parent covenants and agrees to the agreements and obligations in Schedule IV as if fully set forth herein.  Notwithstanding anything in this Agreement to the contrary, Parent’s indemnification obligations hereunder in respect of the Specified Tax Liability shall terminate at and not survive the seven (7) year anniversary of the Closing Date and there shall be no liability to Parent or any of its Affiliates under this Agreement after such date in respect of the Specified Tax Liability.  The termination of Parent’s indemnification obligations hereunder in respect of the Specified Tax Liability shall not be tolled, delayed, or stayed to any period after the seven (7) year anniversary of the Closing Date for any reason, including due to any Purchaser Indemnified Party having made (whether before or after the termination of the applicable period) an indemnification claim pursuant to this Agreement or due to any pending or ongoing Tax Claim.

Section 10.3      Indemnification by Purchaser.  Effective as of and after the Closing, Purchaser shall indemnify and hold harmless Parent, its Affiliates, its and their respective successors and assigns, and its and their respective directors, officers and employees (collectively, the “Parent Indemnified Parties”), from and against any and all Losses (regardless of whether or not such Losses relate to a Third Party Claim) actually incurred or suffered by any of the Parent Indemnified Parties, to the extent arising out of or resulting from (i) any breach of any covenant or agreement of Purchaser or any other Transferred Entity contained in this Agreement that by its terms contemplate performance in whole or in part after the Closing; and (ii) any Noel Liability, whether any such Liability arises before or after Closing, is known or unknown, or contingent or accrued.

Section 10.4        Indemnification Procedures.

(a)          A Person that may be entitled to be indemnified under this Agreement (the “Indemnified Party”) shall promptly notify the party liable for such indemnification (the “Indemnifying Party”) in writing of any pending or threatened claim or demand asserted, or any other matter or circumstance that arises, that has given or could reasonably be expected to give rise to a right of indemnification under this Agreement (including a pending or threatened claim or demand asserted by a third party against the Indemnified Party, such claim being a “Third Party Claim”); provided, that the failure to provide such notice shall not release the Indemnifying Party from any of its obligations under this Article X except if the Indemnifying Party is materially prejudiced by such failure (and then only to the extent of such material prejudice), it being agreed that any such notice must describe in reasonable detail the facts and circumstances with respect to the subject matter of such claim, demand, matter or circumstance, the provisions of this Agreement pursuant to which indemnification may be sought and an estimate of the Indemnified Party’s Losses.

(b)          Upon receipt of a notice of a Third Party Claim for indemnity from an Indemnified Party pursuant to Section 10.2, or Section 10.3, the Indemnifying Party will be entitled, by notice to the Indemnified Party delivered within fifteen (15) Business Days of the receipt of notice of such Third Party Claim (or sooner, if the nature of such Third Party Claim so requires), to assume the defense and control of such Third Party Claim (at the expense of such Indemnifying Party); provided that any such assumption shall include an acknowledgment that the Indemnified Party is entitled to indemnification pursuant to this Article X; provided, further, that no Indemnifying Party shall have the right to assume the defense of any Third Party Claim that is a criminal claim or involves any allegations of criminal wrongdoing or fraud.  If the Indemnifying Party does not assume the defense and control of any Third Party Claim pursuant to this Section 10.4(b), the Indemnified Party shall be entitled to assume and control such defense, but the Indemnifying Party may nonetheless participate in the defense of such Third Party Claim with its own counsel and at its own expense.  If the Indemnifying Party assumes the defense and control of a Third Party Claim, the Indemnifying Party shall be entitled to select counsel, contractors and consultants.  Purchaser or Parent, as the case may be, shall, and shall cause each of their Affiliates and Representatives to, reasonably cooperate with the Indemnifying Party in the defense of any Third Party Claim, including by furnishing and preserving books and records, personnel and witnesses, as appropriate for any defense of such Third Party Claim.  If the Indemnifying Party has assumed the defense and control of a Third Party Claim, it shall be authorized to consent to a settlement of, or the entry of any judgment arising from, any Third Party Claim, in its sole discretion and without the consent of any Indemnified Party; provided, that such settlement or judgment (i) does not involve any injunctive relief or finding or admission of any violation of Law or admission of any wrongdoing or liability by any Indemnified Party or otherwise impose any material obligation on any Indemnified Party, (ii) includes a complete and unconditional release of, or dismissal with prejudice of claims against, the Indemnified Party from all matters that were asserted in connection with such claims and any and all Liabilities in respect of such Third Party Claim, and (iii) requires the Indemnifying Party (and not the Indemnified Party or any other Person) to pay or cause to be paid all amounts in such settlement or judgment.  No Indemnified Party will consent to the entry of any judgment or enter into any settlement or compromise with respect to a Third Party Claim without the prior written consent of the Indemnifying Party (not to be unreasonably withheld, conditioned or delayed).

(c)          This Section 10.4 shall not apply to Third Party Claims with respect to Taxes, which shall be governed by Section 7.2.

Section 10.5       Exclusive Remedy.  Except with respect to the matters covered by Section 2.5 through 2.7, Section 5.2, Section 5.6, Section 5.9 through Section 5.11, Section 5.14 and Article VII, for the parties’ right to seek and obtain any equitable relief pursuant to Section 11.11 and in the event of Fraud, the parties acknowledge and agree that, following the Closing, the indemnification provisions of this Article X shall be the sole and exclusive remedies of Parent and Purchaser for any Liabilities or Losses (including any Liabilities or Losses from claims for breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability, or otherwise) that each party may at any time suffer or incur, or become subject to, as a result of, or in connection with, the Sale or the other transactions contemplated hereby, including any breach of any representation or warranty in this Agreement by any party, or any failure by any party to perform or comply with any covenant or agreement that, by its terms, was to have been performed, or complied with, under this Agreement and the Pre-Closing Restructuring Agreements (but excluding, for the avoidance of doubt, the Ancillary Agreements and the Confidentiality Agreement).

Section 10.6      Additional Indemnification Provisions.  With respect to each indemnification obligation contained in this Agreement, all Losses shall be reduced by the amount of any third-party insurance or self-insurance (including under any R&W Insurance Policy), representation and warranty or other indemnity or reimbursement proceeds that have been actually received by the Indemnified Party (net of any Losses in connection with the collection of such proceeds) in connection with the facts giving rise to the right of indemnification (it being agreed that if such proceeds in respect of such facts are recovered by the Indemnified Party subsequent to the Indemnifying Party’s making of an indemnification payment in satisfaction of its applicable indemnification obligation, such proceeds shall be promptly remitted to the Indemnifying Party to the extent such reduction of the Losses would have reduced the Indemnifying Party’s indemnification obligations).

Section 10.7        Limitation of Liability.  Notwithstanding anything to the contrary in this Agreement, (a) except to the extent awarded by a court of competent jurisdiction to a third party, in no event shall any Indemnifying Party have Liability to any Indemnified Party for, and Losses shall not be deemed to include punitive damages, (b) neither the Purchaser Indemnified Parties, on the one hand, nor the Parent Indemnified Parties, on the other hand, shall be entitled to recover more than once in respect of any Loss, (c) in no event shall any Indemnified Party be entitled to indemnification pursuant to this Article X to the extent any Losses were attributable to such Indemnified Party’s own fraud, gross negligence or willful misconduct and (d) no Purchaser Indemnified Parties shall be entitled to be indemnified for any Losses to the extent such Losses are reflected in the Final Closing Statement.  In no event shall Parent’s aggregate Liability arising out of Section 10.2(i) of this Agreement exceed the Closing Purchase Price.

Section 10.8        Mitigation.  Except with respect to the matters covered by Section 5.14, each of the parties agrees to use, and to cause its Affiliates to use, its reasonable best efforts to mitigate its respective Losses upon and after becoming aware of any event or condition that would reasonably be expected to give rise to any Losses that are indemnifiable hereunder, and no Indemnifying Party shall be liable for any Losses to the extent they arise out of or result from the Indemnified Party’s failure to use reasonable best efforts to mitigate such Losses; provided that no party, nor any of such party’s Affiliates, shall be required to mitigate its Losses by pursuing any Action against any of their respective customers or suppliers.

Section 10.9          No Right of Set-Off.  Neither Parent, on the one hand, nor Purchaser, on the other hand, shall have any right to set off any Losses under this Article X against any payments to be made by such party or parties pursuant to this Agreement or any other agreement among the parties, including any Ancillary Agreement.

ARTICLE XI

GENERAL PROVISIONS

Section 11.1        Interpretation; Absence of Presumption.

(a)         It is understood and agreed that the specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Parent Disclosure Schedule or Purchaser Disclosure Schedule is not intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect, and no party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Parent Disclosure Schedule or Purchaser Disclosure Schedule in any dispute or controversy between the parties as to whether any obligation, item or matter not described in this Agreement or included in the Parent Disclosure Schedule or Purchaser Disclosure Schedule is or is not material or would reasonably be expected to have a Business Material Adverse Effect or Purchaser Material Adverse Effect for the purposes of this Agreement.

(b)         For the purposes of this Agreement, (i) words in the singular shall be held to include the plural and vice versa, and words of one gender shall be held to include the other gender as the context requires; (ii) references to the terms Article, Section, paragraph, Exhibit and Schedule are references to the Articles, Sections, paragraphs, Exhibits and Schedules to this Agreement unless otherwise specified; (iii) all Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein; (iv) any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement; (v) the terms “hereof,” “herein,” “hereby,” “hereto” and derivative or similar words refer to this entire Agreement, including the Schedules and Exhibits hereto; (vi) references to “$” shall mean U.S. dollars; (vii) the word “including” and words of similar import when used in this Agreement and the Ancillary Agreements shall mean “including without limitation,” unless otherwise specified; (viii) the word “or” shall not be exclusive; (ix) references to “written” or “in writing” include in electronic form; (x) provisions shall apply, when appropriate, to successive events and transactions; (xi) Parent and Purchaser have each participated in the negotiation and drafting of this Agreement and the Ancillary Agreements and if an ambiguity or question of interpretation should arise, this Agreement and the Ancillary Agreements shall be construed as if drafted jointly by the parties thereto and no presumption or burden of proof shall arise favoring or burdening either party by virtue of the authorship of any of the provisions in this Agreement or the Ancillary Agreements; (xii) references to any statute shall be deemed to refer to such statute as amended through the date of this Agreement and to any rules or regulations promulgated thereunder as amended through the date of this Agreement (provided, that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date, references to any statute shall be deemed to refer to such statute and any rules or regulations promulgated thereunder as amended through such specific date); (xiii) references to any Contract are to that Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof to the extent such amendment, modification or supplement has been provided to Purchaser on or prior to the date hereof; (xiv) a reference to any Person includes such Person’s successors and permitted assigns; (xv) any reference to “days” shall mean calendar days unless Business Days are expressly specified; (xvi) when calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded and if the last day of such period is not a Business Day, the period shall end on the next succeeding Business Day; (xvii) references from or through any date mean, unless otherwise specified, from and including or through and including, respectively; (xviii) amounts used in any calculations for purposes of this Agreement may be either positive or negative, it being understood that the addition of a negative number shall mean the subtraction of the absolute value of such negative number and the subtraction of a negative number shall mean the addition of the absolute value of such negative number; (xix) references to “ordinary course of business” shall mean the ordinary course of business, consistent with past practice of the Business or with the then-current practices in similar circumstances of other companies generally in the industry in which the Business operates; (xx) although the same or similar subject matters may be addressed in different provisions of this Agreement, the Parties intend that, except as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content); and (xxi) the phrases “delivered,” “made available,” or “furnished” means that the information referred to has been physically or electronically delivered to the relevant parties or their respective Representatives no later than 11:59 p.m. on the date that is one (1) Business Day prior to the execution of this Agreement, including material that has been posted to the Data Room as of such time.  In the event of any conflict or inconsistency between the terms of this Agreement and any Ancillary Agreement, this Agreement will control.

(c)          Any disclosure with respect to a Section or schedule of this Agreement, including any Section of the Parent Disclosure Schedule or the Purchaser Disclosure Schedule, shall be deemed to be disclosed for other Sections and schedules of this Agreement, including any Section of the Parent Disclosure Schedule or Purchaser Disclosure Schedule, to the extent that the relevance of such disclosure is reasonably apparent on its face.

Section 11.2      Headings; Definitions.  The Section and Article headings contained in this Agreement and the Ancillary Agreements are inserted for convenience of reference only and will not affect the meaning or interpretation of this Agreement or the Ancillary Agreements.

Section 11.3         Governing Law; Jurisdiction and Forum; Waiver of Jury Trial.

(a)          This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware, without regard to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.  In addition, each of the parties hereto irrevocably (i) submits to the personal jurisdiction of the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such dispute, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such dispute, any Delaware State court sitting in New Castle County, in the event any dispute (whether in contract, tort or otherwise) arises out of this Agreement or the transactions contemplated hereby, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (iii) waives any objection to the laying of venue of any Action relating to this Agreement or the transactions contemplated hereby in such court, (iv) waives and agrees not to plead or claim in any such court that any Action relating to this Agreement or the transactions contemplated hereby brought in any such court has been brought in an inconvenient forum, and (v) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the Delaware Court of Chancery in and for New Castle County, or in the event (but only in the event) that such Delaware Court of Chancery does not have subject matter jurisdiction over such Action, the United States District Court for the District of Delaware, or in the event (but only in the event) that such United States District Court also does not have jurisdiction over such Action, any Delaware State court sitting in New Castle County.  Each party agrees that service of process upon such party in any such Action shall be effective if notice is given in accordance with Section 11.7.

(b)          EACH PARTY TO THIS AGREEMENT KNOWINGLY, UNCONDITIONALLY AND IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM BROUGHT BY ANY OF THEM AGAINST THE OTHER ARISING OUT OF OR CONNECTED WITH THIS AGREEMENT, THE ANCILLARY AGREEMENTS, THE CONFIDENTIALITY AGREEMENT OR ANY OTHER AGREEMENTS EXECUTED IN CONNECTION HEREWITH OR THEREWITH OR THE ADMINISTRATION HEREOF OR THEREOF OR THE SALE OR ANY OF THE OTHER TRANSACTIONS CONTEMPLATED HEREIN OR THEREIN, WHETHER SUCH CLAIMS ARE BASED IN TORT, CONTRACT OR OTHERWISE.  NO PARTY TO THIS AGREEMENT SHALL SEEK A JURY TRIAL IN ANY LAWSUIT, PROCEEDING, COUNTERCLAIM OR ANY OTHER LITIGATION PROCEDURE BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY ANCILLARY AGREEMENTS, THE CONFIDENTIALITY AGREEMENT OR RELATED INSTRUMENTS.  NO PARTY WILL SEEK TO CONSOLIDATE ANY SUCH ACTION IN WHICH A JURY TRIAL HAS BEEN WAIVED WITH ANY OTHER ACTION IN WHICH A JURY TRIAL CANNOT BE OR HAS NOT BEEN WAIVED.  EACH PARTY TO THIS AGREEMENT CERTIFIES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS SET FORTH ABOVE IN THIS SECTION 11.3.  NO PARTY HAS AGREED WITH OR REPRESENTED TO ANY OTHER PARTY THAT THE PROVISIONS OF THIS SECTION 11.3 WILL NOT BE FULLY ENFORCED IN ALL INSTANCES.

Section 11.4      Entire Agreement.  This Agreement, together with the Ancillary Agreements and the Exhibits and Schedules hereto and thereto, and the Confidentiality Agreement, constitute the entire agreement between the parties with respect to the subject matter hereof and thereof and supersede any prior discussion, correspondence, negotiation, proposed term sheet, letter of intent, agreement, understanding or arrangement, whether oral or in writing.

Section 11.5       No Third Party Beneficiaries.  Except for the Purchaser Indemnified Parties and the Parent Indemnified Parties pursuant to Article X, the current and former directors and officers of the Transferred Entities indemnified pursuant to Section 5.10(a) which are intended to benefit, and to be enforceable by, the Persons specified therein, this Agreement is not intended to confer in or on behalf of any Person not a party to this Agreement (and their successors and assigns) any rights, benefits, causes of action or remedies with respect to the subject matter or any provision hereof.

Section 11.6        Expenses.  Except as otherwise set forth in this Agreement, whether the transactions contemplated by this Agreement are consummated or not, all legal and other costs and expenses incurred in connection with this Agreement and the transactions contemplated by this Agreement shall be paid by the party incurring such costs and expenses; provided, that Purchaser shall bear, in their entirety, the Competition and Foreign Investment Expenses and all Liabilities related to the D&O Tail.

Section 11.7         Notices.  All notices and other communications to be given to any party hereunder shall be sufficiently given for all purposes hereunder if in writing and delivered by hand, courier or overnight delivery service, or three (3) days after being mailed by certified or registered mail, return receipt requested, with appropriate postage prepaid, or by electronic mail (“e-mail”) transmission (so long as no failure message is generated), and shall be directed to the address set forth below (or at such other address as such party shall designate by like notice):

(a)          If to Parent:

c/o Carrier Global Corporation
13995 Pasteur Boulevard
Palm Beach Gardens, Florida 33418
Attention:	Ajay Agrawal
Francesca Campbell

E-mail:	[***]

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP
1285 Avenue of the Americas
New York, New York 10019

Attention:	Scott A. Barshay
Laura C. Turano

E-mail:	[***]

Linklaters LLP
One Silk Street
London EC2Y 8HQ

Attention:	Derek Tong
E-mail:	[***]

If to Purchaser:

Honeywell International Inc.
855 S Mint Street
Charlotte, NC 28205

Attention:	Jimmy Steinberg
Anne Madden
Jake Wasserman
E-mail:	[***]

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West, 395 9th Ave
New York, New York 10001

Attention:	Allison R. Schneirov
Alexandra J. McCormack

E-mail:	[***]

Section 11.8       Successors and Assigns.  This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties to this Agreement and their respective successors and assigns; provided, that no party to this Agreement may directly or indirectly assign (whether by operation of Law or otherwise) any or all of its rights or delegate any or all of its obligations under this Agreement without the express prior written consent of each other party to this Agreement; provided, further, that Purchaser may assign its rights and/or obligations, in whole or in part, to a direct or indirect wholly owned Subsidiary of Purchaser so long as (a) no such assignment will relieve Purchaser of its obligations under this Agreement and (b) such assignment is not reasonably expected to prevent, materially impair or materially delay the consummation of the transactions contemplated by this Agreement.  Any purported assignment in violation of this Section 11.8 shall be null and void.

Section 11.9        Amendments and Waivers.  This Agreement may not be modified or amended except by an instrument or instruments in writing signed by the party against whom enforcement of any such modification or amendment is sought.  Any party to this Agreement may, only by an instrument in writing, waive compliance by the other party to this Agreement with any term or provision of this Agreement on the part of such other party to this Agreement to be performed or complied with.  The waiver by any party to this Agreement of a breach of any term or provision of this Agreement shall not be construed as a waiver of any subsequent breach.  No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

Section 11.10    Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party hereto.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 11.11       Specific Performance.

(a)          The parties hereto agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that the parties hereto do not perform any provision of this Agreement in accordance with its specified terms or otherwise breach such provisions.  Accordingly, the parties acknowledge and agree that the parties shall be entitled to an injunction, specific performance and other equitable relief to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof, in addition to any other remedy to which they are entitled in Law or in equity.  Each of the parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other party has an adequate remedy at Law.  Any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction.

Section 11.12       Waiver of Conflicts Regarding Representation; Nonassertion of Attorney-Client Privilege.

(a)          Purchaser waives and will not assert, and agrees to cause its Subsidiaries, including the Transferred Entities, to waive and not to assert, any conflict of interest arising out of or relating to the representation, after the Closing, of Parent, any of its Affiliates or any shareholder, officer, employee or director of Parent or any of its Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, including in connection with a dispute with Purchaser or its Subsidiaries, and following the Closing, with any Transferred Entity (including in respect of any claim for indemnification by Purchaser), by any legal counsel currently representing Parent or any of its Affiliates in connection with this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, including Paul, Weiss, Rifkind, Wharton & Garrison LLP (“Paul Weiss,” and such representation the “Current Representation”).

(b)         Purchaser will not assert, and agrees to cause its Subsidiaries, including the Transferred Entities, not to assert, any attorney-client or other applicable legal privilege or protection with respect to any communication during the Current Representation between Paul Weiss, on the one hand, and any Designated Person, on the other hand regarding this Agreement, the Ancillary Agreements or any other agreements or transactions contemplated hereby or thereby, it being the intention of the parties hereto that all such rights to such attorney-client and other applicable legal privilege or protection and to control such attorney-client and other applicable legal privilege or protection shall be retained by Parent and that Parent, and not Purchaser or its Subsidiaries, including the Transferred Entities, shall have the sole right to decide whether or not to waive any attorney-client or other applicable legal privilege or protection.  Accordingly, from and after the Closing, none of Purchaser, its Subsidiaries or the Transferred Entities shall have to the right to use any such communications or to access the files of the Current Representation, all of which shall be and remain the property of Parent and not of Purchaser or its Subsidiaries, including the Transferred Entities, or to internal counsel relating to such engagement.

Section 11.13     No Admission.  Nothing herein shall be deemed an admission by Purchaser, Parent or any of their respective Affiliates, in any Action or proceeding by or on behalf of a third party, that Purchaser, Parent or any of their respective Affiliates, or that such third party or any of its Affiliates, is or is not in breach or violation of, or in default in, the performance or observance of any term or provisions of any Contract.

Section 11.14       Release.

(a)          Effective as of the Closing, except as otherwise set forth herein or in the Ancillary Agreements, Parent, on behalf of itself and each of its Subsidiaries and Affiliates, and each of their respective current and former officers, managers, directors, employees, partners, members, advisors, successors and assigns (collectively, the “Parent Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges Purchaser, its Affiliates (including the Transferred Entities) and each of their respective current and former officers, managers, directors, employees, partners, members, successors and assigns (collectively, the “Purchaser Released Parties”) of and from any and all Actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity which the Parent Releasing Parties may have against each of the Purchaser Released Parties, now or in the future, in each case in respect of any cause, matter or thing relating to any of the Purchaser Released Parties occurring or arising on or prior to the date of this Agreement; provided, however, that the foregoing release shall not apply (i) in the event of Fraud, (ii) to the terms of this Agreement and any Ancillary Agreement, including those that expressly apply in respect of periods after the Closing, including (if applicable) the director and officer indemnification obligations set forth in Section 5.10 and the R&W Insurance Policy obligations set forth in Section 5.16, (iii) to claims that a Person may have relating to their status, capacity or conduct as (A) a member of the board of managers of a Transferred Entity or (B) a person who served at the specific request of the board of managers of the Company on behalf of a Transferred Entity as a partner, member, manager, member, officer, director, employee or agent of any other entity, (iv) to any Liability or Contract expressly contemplated by this Agreement or any Ancillary Agreement or any other agreement to be in effect between Parent and Purchaser (or their respective Affiliates) after the Closing, or any enforcement thereof or (v) any commercial or trade agreements or arrangements in effect between Parent or its Affiliates (other than the Transferred Entities), on the one hand, and Purchaser or its Affiliates (including the Transferred Entities), on the other hand.  Parent shall not, and shall cause the Parent Releasing Parties not to, make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against the Purchaser Released Parties and their respective successors and assignees with respect to any Liabilities released pursuant to this Section 11.14(a). The Purchaser Released Parties shall be entitled to recover consequential damages (including reasonable attorneys’ fees) in defending any claim, demand or Action brought in contravention of the foregoing sentence.

(b)          Effective as of the Closing, except as otherwise set forth herein or in the Ancillary Agreements or in the event of Fraud, the Purchaser, on behalf of itself and each of its Subsidiaries and Affiliates, and each of their respective current and former officers, managers, directors, employees, partners, members, advisors, successors and assigns (collectively, the “Purchaser Releasing Parties”), hereby irrevocably and unconditionally releases and forever discharges Parent, its Affiliates (but not the Transferred Entities) and each of their respective current and former officers, managers, directors, employees, partners, members, successors and assigns (collectively, the “Parent Released Parties”) of and from any and all Actions, causes of action, suits, proceedings, executions, judgments, duties, debts, dues, accounts, bonds, contracts and covenants (whether express or implied), and claims and demands whatsoever whether in law or in equity which the Purchaser Releasing Parties may have against each of the Parent Released Parties, now or in the future, in each case in respect of the Parent’s ownership of the Transferred Entities prior to the Closing of this Agreement; provided, however, that the foregoing release shall not apply (i) to the terms of this Agreement and any Ancillary Agreement, (ii) to any Liability or Contract expressly contemplated by this Agreement or any Ancillary Agreement or any other agreement to be in effect between Parent and Purchaser (or their respective Affiliates) after the Closing, or any enforcement thereof or (iii) any commercial or trade agreements or arrangements in effect between Parent or its Affiliates (other than the Transferred Entities), on the one hand, and Purchaser or its Affiliates (including the Transferred Entities), on the other hand.  Purchaser shall not, and shall cause the Purchaser Releasing Parties not to, make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against the Parent Released Parties and their respective successors and assignees with respect to any Liabilities released pursuant to this Section 11.14(b).  The Parent Released Parties shall be entitled to recover consequential damages (including reasonable attorneys’ fees) in defending any claim, demand or Action brought in contravention of the foregoing sentence.

Section 11.15      Counterparts.  This Agreement may be executed in one or more counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.  Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic method shall be as effective as delivery of a manually executed counterpart of this Agreement.

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IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties as of the day first above written.

CARRIER GLOBAL CORPORATION

By:	/s/ Ajay Agrawal
	Name:	Ajay Agrawal
	Title:	SVP, Global Services,
Business Development &
Chief Strategy Officer

HONEYWELL INTERNATIONAL INC.

By:	/s/ James Steinberg
	Name:	James Steinberg
	Title:	Senior Vice President,
Corporate Development and
Global Head of M&A